Filed by Peugeot S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Peugeot S.A.

IMPORTANT NOTICE

By reading the following communication, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”).  Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the SEC because it will contain important information relating to the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov.  In addition, the effective registration statement will be made available for free to shareholders in the United States.

* * *

The following was published by Peugeot S.A. on its website on February 26, 2020.

Execution Version

COMBINATION AGREEMENT

by and between

FIAT CHRYSLER AUTOMOBILES N.V.

and

PEUGEOT S.A.

Dated as of December 17, 2019

EXHIBITS, ANNEXES AND SCHEDULES

Exhibit A-1	Form of DutchCo Articles of Association
Exhibit A-2	Form of Terms and Conditions of Special Voting Shares of DutchCo
Exhibit B	Form of Regulations for the DutchCo Board

Annex I	Combination Mechanics
Annex II	Powers and Authority
Annex III	Representations and Warranties
Annex IV	Interim Operating Covenants
Annex V	Covenants Related to Consents
Annex VI	Preparation of Prospectus and Other Filings
Annex VII	Acquisition Proposals
Annex VIII	Employee-Related Matters; Indemnification
Annex IX	Conditions Precedent
Annex X	Termination

Schedule I	Defined Terms

COMBINATION AGREEMENT

This COMBINATION AGREEMENT (this “Agreement”), dated as of December 17, 2019, is by and between FIAT CHRYSLER AUTOMOBILES N.V., a Dutch public limited liability company (naamloze vennootschap) (“FCA”), and PEUGEOT S.A., a French société anonyme (“PSA” and, together with FCA, the “Parties” and each, individually, a “Party”).

RECITALS

WHEREAS, each of FCA and PSA desire to effect a strategic combination of their businesses through a combination transaction involving a cross-border merger of PSA into FCA, with the resulting company as from the consummation of the cross-border merger being referred to as “DutchCo” (the “Combination”);

WHEREAS, following consultation with the applicable employee representative bodies required to be informed and consulted by FCA or PSA, as applicable, prior to execution and delivery of this Agreement (collectively, the “Works Councils”), the last of the opinions, whether positive or negative, of each of the Works Councils with respect to the Combination and the other transactions contemplated by this Agreement (collectively, the “Transactions”) has been obtained; and

WHEREAS, capitalized terms used but not otherwise defined in this Agreement or in the Annexes hereto have the meanings ascribed to such terms in Schedule I (Defined Terms).

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I
THE COMBINATION

Section 1.1 The Combination. Simultaneously at the Effective Time (i) each issued and outstanding ordinary share, par value €1.00 per share, of PSA (each, a “PSA Share”) shall be exchanged for 1.742 (the “Exchange Ratio”) common shares, par value €0.01 per share, of DutchCo (each, a “DutchCo Share”) in the Combination, (ii) each issued and outstanding common share, par value €0.01 per share, of FCA (each, a “FCA Share”) shall remain unchanged as a DutchCo Share, and (iii) the FCA Special Voting Shares held by Exor N.V. (“Exor”) shall be purchased by FCA for no consideration (om niet). The Combination shall otherwise be carried out as and shall have the effects set forth in Annex I (Combination Mechanics).

ARTICLE II
GOVERNING DOCUMENTS AND
ADDITIONAL MATTERS CONCERNING DUTCHCO

Section 2.1. Governing Documents  In each case effective at 01.00 Central European Time on the day immediately following the day in which the Combination occurs, unless a later time or date is mutually agreed upon in writing by PSA and FCA (the “Governance Effective Time”), DutchCo shall take all necessary action to adopt:

(a) the Articles of Association of DutchCo by notarial deed, substantially in the form attached hereto as Exhibit A-1 and as otherwise set forth in this Agreement (the “DutchCo Articles of Association”);

(b) the terms and conditions of the special voting shares of DutchCo in the form attached hereto as Exhibit A-2, which shall be on terms equivalent to those currently in place at FCA as a result of which DutchCo’s shareholders would be eligible to exercise one (1) additional vote for each eligible DutchCo Share held without interruption for a three (3)-year period (subject to the limitations set forth in Section 2.2); and

(c) the Regulations for the Board of Directors of DutchCo (the “DutchCo Board”), substantially in the form attached hereto as Exhibit B.

Without limiting the generality of the foregoing, FCA shall submit to the next general meeting of the shareholders of FCA a decision to suspend the right of any such shareholders to register additional DutchCo Shares in the loyalty register of FCA.

Section 2.2 DutchCo Voting. The DutchCo Articles of Association shall provide that no shareholder, acting alone or in concert, together with votes exercised by affiliates of such shareholder or pursuant to proxies or other arrangements conferring the right to vote, may cast 30% or more of the votes cast at any general meeting of shareholders of DutchCo, including after giving effect to any voting rights exercisable through DutchCo special voting shares (any such shares at or in excess of the 30% voting cap, “Excess Shares”); provided, that (i) this restriction may be removed by the affirmative vote of the holders of two-thirds of the issued and outstanding DutchCo Shares (for the avoidance of doubt, without giving effect to any voting rights exercisable through DutchCo special voting shares, and subject to the aforementioned 30% voting cap) and (ii) this restriction shall lapse upon any Person holding more than 50% of the issued and outstanding DutchCo Shares (other than DutchCo special voting shares) as a result of a tender offer for DutchCo Shares, it being specified that Bpifrance Participations S.A. (“BPI”), Dongfeng Motor Group Co. Ltd. (“Dongfeng Motor”), Établissements Peugeot Frères and FFP (together, “EPF/FFP”) or Exor, or any Person affiliated with, or acting in concert with, any such shareholders, shall only be entitled to launch a tender offer for DutchCo Shares in accordance with the terms of the applicable Letter Agreement. The aforementioned 30% voting cap shall be implemented in the DutchCo Articles of Association through a suspension of the votes attached to any Excess Shares.

Section 2.3 Additional Matters Concerning DutchCo.

(a) Exchange Listings. FCA and PSA shall cause the DutchCo Shares to be approved for listing on the Euronext Paris, the New York Stock Exchange (“NYSE”), and the Mercato Telematico Azionario managed by the Borsa Italiana S.p.A. (“Borsa Italiana”) prior to the closing of the Combination (the “Closing”).

(b) Inclusion in Indices. FCA and PSA shall seek the inclusion of the DutchCo Shares in the CAC 40, the FTSE MIB and any other leading stock indices to be agreed between the Parties, in each case to the extent eligible.

(c) DutchCo Name. DutchCo shall be named by mutual agreement of the Parties with effect from the Governance Effective Time. The existing names of FCA and PSA and their constituent parts as well as FCA’s and PSA’s respective brands shall not form part of the name of DutchCo.

(d) Headquarters and Residency. DutchCo shall have its place of effective management and tax residency in The Netherlands, with effect from the Governance Effective Time (or such other date as the Parties may agree sufficiently in advance of the Closing). DutchCo shall have operational headquarters in the greater Paris Area (France) for EMEA, in Auburn Hills (Michigan, USA) for North America, and in Turin (Italy) for premium and luxury vehicles. The parties intend that each of the historical major automotive brands of the parties shall continue to be managed primarily from the country of origin of each such brand.

(e) Other Operational Matters. No plant closures in any of the principal jurisdictions where the Parties operate are expected to result from the Combination. DutchCo shall remain committed to working with trade unions around the world in a cooperative manner and shall otherwise respect the existing rights and benefits of PSA and FCA employees as required under applicable Law.

ARTICLE III
BOARD OF DUTCHCO

Section 3.1 Board of Directors.

(a) Unless otherwise agreed by FCA and PSA, the DutchCo Board (single tier) shall initially be composed of 11 members, including the following initial directors as of the Governance Effective Time:

(i) the CEO of DutchCo;

(ii) two (2) Independent Directors nominated by FCA;

(iii) two (2) Independent Directors nominated by PSA;

(iv) two (2) directors nominated by Exor;

(v) one (1) director nominated by BPI (or EPF/FFP, as contemplated by Section 3.2(c));

(vi) one (1) director nominated by EPF/FFP; and

(vii) two (2) employee representatives as contemplated by Section 3.4.

(b) The foregoing nominations of the initial directors of DutchCo shall be (i) made prior to the date of each of the FCA Shareholders’ Meeting and PSA Shareholders’ Meeting and (ii) set forth in each of the FCA Shareholder Circular and PSA Information Document. For purposes of this Agreement, “Independent Director” shall mean a director meeting the independence requirements under the Dutch Corporate Governance Code and, with respect to members of the Audit Committee, also meeting the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and NYSE.

(c) DutchCo shall follow the Dutch Corporate Governance Code and applicable international best practices (except, in each case, as otherwise agreed by the Parties), and shall ensure that (i) a majority of the non-executive members of the DutchCo Board qualifies as Independent Directors, and (ii) the members of the DutchCo Board have appropriate diversity in expertise, geography and gender.

Section 3.2 Binding Nominations

(a) Subject to the remainder of this Section 3.2, the Parties intend that the rights of Exor, EPF/FFP and BPI to nominate the number of directors in Section 3.1 based on their shareholding in DutchCo shall also apply to the future and successive terms of office of the DutchCo Board and be reflected in the DutchCo Articles of Association through a binding nomination mechanism pursuant to Article 2:133 of the Dutch Civil Code. The rights set forth in this Section 3.2 are personal to the applicable shareholder receiving such rights and are not transferable and may not be cancelled or terminated other than pursuant to the terms of this Agreement or the DutchCo Articles of Association without the approval of the beneficiary thereof, and there shall be no reinstatement of any such rights once lost pursuant to the terms of this Section 3.2.

(b) If the number of DutchCo Shares held by BPI, and/or any of its Reference Affiliate, or EPF/FFP, and/or any of its Reference Affiliates, falls below the number of shares corresponding to 5% of the issued and outstanding DutchCo Shares, such shareholder shall no longer be entitled to nominate a director. In such event, any director nominated by BPI or EPF/FFP, as the case may be, shall be required to resign as promptly as reasonably practicable after the number of DutchCo Shares held by such shareholder falls below such threshold.

(c) If, at Closing, at any time within the six (6) years following the Closing or on the sixth (6th) anniversary of the Closing, both (i) the number of DutchCo Shares held by EPF/FFP and/or their Reference Affiliates increases to a number of shares corresponding to 8% or more of the issued and outstanding DutchCo Shares and (ii) the number of DutchCo Shares held by BPI and/or its Reference Affiliates falls below the number of shares corresponding to 5% of the issued and outstanding DutchCo Shares, then EPF/FFP shall be entitled to nominate a second director to the DutchCo Board in replacement of the BPI nominee (after which the provisions of Section 3.2(e) shall apply mutatis mutandis).

(d) As an exception to Section 3.2(b) and Section 3.2(c), if, at Closing or at any time within the six (6) years following the Closing:

(i) the number of DutchCo Shares held by BPI and its Reference Affiliates, on the one hand, or EPF/FFP and its Reference Affiliates, on the other hand, represents between 4% and 5% of the issued and outstanding DutchCo Shares;

(ii) either BPI or EPF/FFP has not lost its right to nominate a director in accordance with Section 3.2(b); and

(iii) the number of DutchCo Shares held by BPI, EPF/FFP and their respective Reference Affiliates represents, in aggregate, 8% or more of the issued and outstanding DutchCo Shares,

the shareholder which holds the stake referred to in (i) shall maintain its right to nominate a director to the DutchCo Board until the sixth (6th) anniversary of the Closing, it being specified that such director shall be required to resign on such sixth (6th) anniversary; provided that, while BPI is entitled to nominate a director pursuant to this Section 3.2(d), EPF/FFP shall not be entitled to nominate a second director pursuant to Section 3.2(c). For the avoidance of doubt, if on the sixth (6th) anniversary of the Closing the conditions set forth in subparagraphs (i) and (ii) of Section 3.2(c) are satisfied, EPF/FFP shall be entitled to nominate a second director to the DutchCo Board in replacement of the BPI nominee (after which the provisions of Section 3.2(e) shall apply mutatis mutandis).

(e) Exor’s right to nominate representative(s) within the DutchCo Board shall decrease in the event Exor and/or its Reference Affiliates reduce their equity ownership in DutchCo as follows:

(i) if the number of shares held by Exor and/or its Reference Affiliates falls below the number of shares corresponding to 8% of the issued and outstanding DutchCo Shares, Exor shall be entitled to nominate one (1) director instead of two (2);

(ii) if the number of shares held by Exor and/or its Reference Affiliates falls below the number of shares corresponding to 5% of the issued and outstanding DutchCo Shares, Exor shall no longer be entitled to nominate a director; and

(iii) in each case, the director designated by Exor (in its sole discretion) for resignation from amongst the directors nominated by Exor shall be required to resign as promptly as reasonably practicable after the number of DutchCo Shares held by Exor and/or its Reference Affiliates falls below the applicable threshold.

(f) Any event or series of events (including any issue of new shares) other than a transfer (including transfer under universal title) of PSA Shares or DutchCo Shares, such event or series of events shall be disregarded for the purpose of determining whether the applicable shareholder reaches the relevant threshold(s).

Section 3.3 Term of the DutchCo Board. Except as provided otherwise in Section 4.2 with respect to the Chairman, the CEO, the Senior Independent Director and the Vice-Chairman, the initial term of office of the DutchCo Board members shall be four (4) years (ending at the first annual general meeting of shareholders of DutchCo held after the 4th anniversary of the Closing). Following the applicable initial term, the members of the DutchCo Board shall be elected for successive two (2)-year terms.

Section 3.4 Employee Representatives. The Parties intend that each of the FCA Shareholders’ Meeting and PSA Shareholders’ Meeting will decide, in accordance with applicable Law, to waive the setting up of and negotiation with the special negotiating body and to be subject to the standard rules for employee participation on the DutchCo Board as applied under Dutch Law. The two (2) employee representatives on the initial DutchCo Board shall be appointed in accordance with the procedure provided in the DutchCo Articles of Association and shall meet established standards of experience appropriate for service on the board of directors of a global automaker. The employee representatives on the DutchCo Board shall not hold a mandate within an employee representative body or be an officer or a representative of any labor or union organization and, if applicable, shall resign from any such position prior to their appointment. For the first term of office commencing on the Governance Effective Time, one such employee representative shall be nominated through a process involving one or more bodies representing FCA employees prior to the Closing and one such employee representative shall be nominated by a body representing PSA employees prior to the Closing. In case of vacancy during such initial term, the same process will be used to nominate his/her replacement, unless a global body representing all employees of DutchCo and its Subsidiaries is in place and may nominate the replacement. Following the first term of office, the Parties and DutchCo intend that the employee representation on the DutchCo Board shall be determined through nomination by a global body representing all employees of DutchCo and its Subsidiaries with representation that meets established standards appropriate for service on the board of directors of a global automaker, as determined by the Governance Committee of the DutchCo Board in consultation with such body.

Section 3.5 Vacancy.

(a) In case of a vacancy of any director nominated by Exor, EPF/FFP or BPI, as applicable, at any time, the subsequent director shall be designated by such shareholder for the remainder of such term (in accordance with the nomination rules set forth in the DutchCo Articles of Association) at the next meeting of the shareholders of DutchCo.

(b) PSA and FCA shall each be permitted prior to Closing to designate prior to the Governance Effective Time one board alternate who would qualify as an Independent Director (which individual designated as such an alternate may be substituted by PSA or FCA, as applicable, from time to time prior to the Governance Effective Time). In the event of a vacancy on the DutchCo Board during the initial term of office caused by the departure of an Independent Director originally nominated by PSA or FCA, as the case may be, the applicable board alternate designated by PSA or FCA, as the case may be, would fill such vacancy on the DutchCo Board and each committee of the DutchCo Board of which the departing Independent Director was a member. If the applicable alternate is no longer available to be substituted for the departing Independent Director pursuant to the foregoing during the initial term of office, the remaining member of the DutchCo Board who is an Independent Director originally nominated by PSA or FCA (including any Independent Director who was substituted for any such departing Independent Director during the initial term of office), as applicable, together with the director(s) appointed by the former shareholders of the Party that initially nominated the departing Independent Director, shall nominate the person whose appointment will be submitted to the general meeting of the shareholders of DutchCo to replace the departing Independent Director originally nominated by PSA or FCA.

Section 3.6 Board Committees. The committees of the DutchCo Board shall consist of the Governance Committee and the Remuneration Committee, each of which shall be chaired by an Independent Director, and the Audit Committee, which shall be comprised solely of Independent Directors. The Parties shall mutually agree upon the members of each of the Governance Committee, Remuneration Committee and Audit Committee, as well as the chairs of each such committee. The Chair of the Governance Committee shall be selected from among the Independent Directors nominated by PSA (or his or her replacement) and the Chair of the Remuneration Committee shall be selected from among the Independent Directors nominated by FCA (as his or her replacement), in each case after consultation between the Parties.

ARTICLE IV
INITIAL GOVERNANCE OF DUTCHCO

Section 4.1 Initial Management of DutchCo. The Parties agree that the following positions shall be filled by the following individuals from the Governance Effective Time:

(a) Chairman: John Elkann;

(b) CEO: Carlos Tavares;

(c) Vice Chairman: a director nominated by EPF/FFP; and

(d) Senior Independent Director: an Independent Director nominated by PSA.

Section 4.2 Term. The initial term of office of each of the Chairman, CEO, Senior Independent Director and Vice Chairman shall be five (5) years, in each case beginning at the Governance Effective Time.

Section 4.3 Powers and Authority. The Chairman, CEO and Senior Independent Director shall have the respective powers and delegations of authority set forth on Annex II (Powers and Authority). The Vice Chairman shall act as a non-executive director with no additional power or authority.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Section 5.1 Representation and Warranties.

(a) Each Party hereby represents and warrants to the other Party that the representations and warranties contained in (i) Annex III (Representations and Warranties) (other than as set forth in Sections 1.1(a), (b) and (c) of Annex III) are true and accurate (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on the date hereof (except to the extent that any such representation and warranty expressly refers to an earlier date, in which case such statement shall be true and correct as of such earlier date), except for any failures to be true and accurate that would not, individually or in the aggregate, constitute or would reasonably be expected to constitute, a Material Adverse Effect with respect to the PSA Group, the FCA Group or Combined Group, as applicable;

(ii) Sections 1.1(a) and (b) of Annex III are true and accurate on the date hereof (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such statement shall be true and correct as of such earlier date) in all material respects; and (iii) Section 1.1(c)(i) or (ii), as applicable, of Annex III is true and accurate on the date hereof (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such statement shall be true and correct as of such earlier date) in all but de minimis respects.

(b) Each Party shall be deemed to reiterate such representations and warranties on the Closing Date (giving effect to the foregoing exceptions) as a condition to the Closing.

(c) The representations and warranties shall not survive the Closing.

ARTICLE VI
COVENANTS

Section 6.1 Interim Covenants.

(a) Between the date hereof and the Closing, each Party shall, and shall cause each of its Subsidiaries and, to the extent reasonably permitted pursuant to applicable governance rights (by Law or Contract), each of its Non-Consolidated Ventures to:

(i) conduct its activities in all material respects in the ordinary course of business consistent with past practice (the “Ordinary Course”);

(ii) without limiting the generality of the immediately preceding subparagraph, not take any of the actions listed in Section 1.1 of Annex IV (Interim Operating Covenants), except (A) as otherwise expressly contemplated by this Agreement or expressly agreed in writing between the Parties, (B) as set forth in Section 1.2 of Annex IV (Interim Operating Covenants), or (C) as publicly announced by such Party prior to the date hereof (except with respect to the Comau Spin-Off), without the consent of the other Party (which shall not unreasonably be withheld, delayed or conditioned), such consent to be requested in accordance with the notice provisions of Section 9.10 of this Agreement;

(iii) use its commercially reasonable efforts to preserve intact its business organizations and maintain in all material respects its relationships with material customers, suppliers and others having significant business dealings with it; and

(iv) not take any action that would reasonably be likely to cause any of its representations and warranties in Annex III (Representations and Warranties) to be untrue in any material respect as of any date any such representations and warranties are made or deemed to be made, or prevent, impair or materially delay the consummation of the Combination and the other Transactions.

(b) As an exception to the provisions of paragraph (a) above, the Parties agree that Faurecia shall not be treated as a Subsidiary of PSA for the purpose of this Section 6.1.

(c) Notwithstanding the foregoing, each Party may undertake any action contemplated by this Agreement, to the extent required by applicable Law, or to the extent required by an enforceable decision of a Regulatory Authority. Subject to applicable Law, the relevant Party shall promptly inform the other Party in advance of taking any such action, reasonably consult with and consider in good faith the input of the other Party prior to taking such action and comply with the foregoing and Annex IV (Interim Operating Covenants) to the greatest extent reasonably practicable in taking such action.

(d) Nothing contained in this Agreement shall be interpreted to give FCA, directly or indirectly, the right to control PSA or any of its Subsidiaries or direct the business or operation of PSA or any of its Subsidiaries prior to the Effective Time. Nothing contained in this Agreement shall be interpreted to give PSA, directly or indirectly, the right to control FCA or any of its Subsidiaries or direct the business or operation of FCA or any of its Subsidiaries prior to the Effective Time.

Section 6.2 Consents. As promptly as reasonably practicable following the execution of this Agreement, the Parties shall initiate the processes relating to the Consents, and comply with the other undertakings, set forth in Annex V (Covenants Related to Consents).

Section 6.3 Support for the Combination. The Parties shall seek to obtain required shareholder votes as promptly as reasonably practicable (taking into consideration legal, tax and accounting constraints), align their respective shareholder meeting dates to the maximum extent possible, and comply with the other undertakings set forth in Annex VI (Preparation of Prospectus and Other Filings). EPF/FFP, BPI and Dongfeng Motor, each in its capacity as a shareholder of PSA, and Exor, in its capacity as a shareholder of FCA, have each entered into a letter agreement with PSA or FCA, as applicable, setting forth certain undertakings by each such shareholder in connection with the Combination and the governance of DutchCo (each, a “Letter Agreement”).

Section 6.4 Exclusivity; Acquisition Proposals. From the date of this Agreement until the earlier of (i) the Closing Date and (ii) the termination of this Agreement in accordance with the terms hereof, each Party shall comply with the provisions set forth in Annex VII (Acquisition Proposals).

Section 6.5 Permitted Distributions.

(a) FCA Dividend. FCA intends to make a cash distribution of €5.50 billion (the “FCA Dividend”) payable to its shareholders prior to the Closing.

(b) Faurecia Distribution. PSA intends to distribute to its shareholders by special or interim dividend all of the shares held by PSA in Faurecia (“Faurecia”) prior to the Closing (the “Faurecia Distribution”) with no material changes in any currently existing commercial arrangements between PSA and Faurecia, other than amendments to commercial arrangements between PSA and Faurecia in the Ordinary Course.

(c) Comau. Promptly following the Closing, DutchCo intends to allocate to its shareholders through a demerger or similar transaction all the shares held by DutchCo in Comau (the “Comau Spin-Off”) or implement other value-creating alternative structures, including the sale of all the shares held by DutchCo in Comau (the “Comau Alternative Transaction”). In connection with the Comau Spin-Off, Comau shares shall be listed on a single appropriate securities exchange. FCA shall, prior to the Closing, work diligently to prepare for the Comau Spin-Off and the Comau Alternative Transaction to enable the Comau Spin-Off or the Comau Alternative Transaction to be completed promptly following the Closing, including by establishing the perimeter, capital structure and governance of Comau in consultation with PSA and, in the context of the Comau Spin-Off, preparing all necessary documentation for the listing of Comau shares on the appropriate securities exchange.

(d) Ordinary Dividends. The 2020 Ordinary Dividend paid by each Party to its shareholders shall be equal to €1.1 billion; provided, that if the amount actually available for distribution by either Party as an ordinary dividend (the “Distributable Amount”) is less than €1.1 billion, then the 2020

Ordinary Dividend to be paid by each Party to its shareholders shall be reduced to the lowest maximum Distributable Amount of either Party. The Parties acknowledge that a portion of the amount which would otherwise have been paid by PSA as part of the 2020 Ordinary Dividend or the 2021 Ordinary Dividend pursuant to this paragraph may be paid at the time of the Faurecia Distribution. If the Closing has not occurred or if this Agreement has not been terminated before the 2021 annual general meetings of PSA and FCA, the Parties shall agree to pay the same 2021 Ordinary Dividend, such dividend, which may be different from the 2020 Ordinary Dividend, being determined on the basis of the respective Distributable Amount of the Parties.

Section 6.6 Employee-Related Matters; Indemnification. Each Party shall, and shall cause each of its Subsidiaries to, comply with the specific undertakings relating to the current and former directors and employees of PSA and FCA set forth in Annex VIII (Employee-Related Matters; Indemnification).

Section 6.7 Implementation; Cooperation.

(a) The Parties shall negotiate in good faith and use their reasonable best efforts to finalize all agreements, take all actions, and do all things necessary to implement the Combination in accordance with this Agreement. Without limiting the generality of the foregoing, the Parties shall (i) comply with the undertakings set forth in Annex VI (Preparation of Prospectus and Other Filings) in relation with the preparation of the cross-border merger terms, and required prospectus and other filings, and the convening of required shareholders’ meetings and (ii) appoint one or more independent accountants to issue the statements as required pursuant to section 2:328 and section 2:333g of the Dutch Civil Code and Article L. 236-10 of the French Commercial Code, which shall include a statement on the fairness of the Exchange Ratio and a report assessing the value of the net assets transferred to DutchCo.

(b) Each Party shall cooperate to keep the other Party reasonably and timely informed about any material matters, facts or events relating to such Party or its Subsidiaries and provide the other Party or its advisors with any documents (including internal reports) that may be reasonably requested by the other Party or its advisors, provided that any sensitive information relating to any material litigation shall be shared on a confidential basis.

Section 6.8 Confidentiality/Announcement.

(a) Except as otherwise expressly set forth herein or as required by applicable Law, the existence and content of this Agreement are strictly confidential and subject to the confidentiality agreement between the Parties in effect as of the date hereof (the “Confidentiality Agreement”). As an exception to the foregoing, the existence or content of this Agreement may be disclosed:

(i) by a Party to the extent required to allow it to satisfy its commitments under this Agreement;

(ii) by a Party to the extent strictly necessary to allow it to comply with any applicable legal or statutory requirement to make any announcement or to provide information to any competent authority, any Self-Regulatory Organization, or any of its labor representatives or committees;

(iii) by a Party to its affiliates, managers, employees, advisors and statutory auditors on a need-to-know basis (provided that such Party shall be responsible for any such Person’s compliance with the terms of the Confidentiality Agreement as if such Person was a party thereto);

(iv) in case of a dispute arising out of or in connection with this Agreement, by the Parties to the extent reasonably necessary to the arbiter of such dispute;

(v) by PSA to EPF/FFP, BPI and Dongfeng Motor (provided that each such Party is subject to confidentiality obligations consistent with this Section 6.8); and

(vi) by FCA to Exor (provided that such Party is subject to confidentiality obligations consistent with this Section 6.8);

in each case, such disclosure being made in a manner that, to the extent feasible, preserves the confidentiality of this Agreement.

(b) If a Party is required by any applicable Law to make any announcement or to provide information to any authority, such Party shall (to the extent permitted by Law) promptly notify the other Party in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with the other Party’s reasonable requests to preserve the confidentiality of this Agreement consistent with applicable Law.

(c) FCA and PSA shall jointly announce the entry into this Agreement on the basis of a mutually agreed press statement and cooperate with one another in good faith in connection with any public statements and investor relations activities regarding the Combination, as further set forth in, and subject to the terms of, the Confidentiality Agreement.

Section 6.9 Financing and Indebtedness. The Parties shall cooperate to mutually determine and implement any necessary or appropriate arrangements, in anticipation of the consummation of the Combination, regarding each Party’s financing agreements, indentures and other documents relating to indebtedness of the Parties, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise, with respect to retaining or refinancing a Party’s indebtedness.

Section 6.10 Incentive Plans. The Parties shall enter into a separate agreement with respect to any future grants of equity or other long-term cash incentive awards with the objective being that any grants of equity or other long-term cash incentive awards between the date hereof and the Closing will be consistent (including in value) with those issued by the respective Parties in the Ordinary Course. For the avoidance of doubt, such separate agreement shall not require either Party to grant equity incentive awards for any year that have an aggregate grant date value that is less than the aggregate grant date value awarded by such Party under the most recent incentive program.

Section 6.11 Tax Matters. The Parties shall cooperate to cause the Tax treatment of the Transactions for Tax purposes to be the Intended Tax Treatments and to efficiently migrate the tax residency of DutchCo to The Netherlands (including any preparatory step in that respect) in accordance with Section 2.3(d) above. Each of FCA and PSA shall notably exchange any information reasonably necessary and participate in any discussion with any Tax authority relating to the Intended Tax Treatments, the migration of the tax residence of DutchCo to the Netherlands (and preparatory steps) and more generally any aspect of the Transactions which requires a discussion with a Tax authority. Prior to the date hereof, FCA has established a branch in France and shall maintain until the Effective Time such branch to which the PSA assets and liabilities shall be allocated for income Tax purposes as a result of the Combination, and each of FCA and PSA shall cooperate to that effect.

Section 6.12 Transaction Litigation. In the event that any stockholder litigation related to this Agreement or the Transactions is brought against FCA or PSA or any members of the FCA Board or PSA Board, as applicable, from and following the date of this Agreement and prior to the Closing (such litigation,

“Transaction Litigation”), each Party shall as promptly as reasonably practicable notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Without limiting in any way the Parties’ obligations under Annex V (Covenants Related to Consents), each of FCA and PSA shall give the other the opportunity to participate in the defense or settlement of any Transaction Litigation, and no such settlement shall be agreed to without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed). Without limiting the Parties’ obligations under Annex V (Covenants Related to Consents), each of FCA and PSA shall cooperate, shall cause their respective Subsidiaries to cooperate, and shall use its commercially reasonable efforts to cause its Representatives to cooperate, in the defense of such Transaction Litigation.

Section 6.13 European Company. PSA shall cease the process of transforming PSA into a European Company (Société Européenne) as promptly as reasonably practicable following the date hereof.

ARTICLE VII
CONDITIONS PRECEDENT

Section 7.1 Conditions Precedent. The respective obligations of FCA and PSA to effect the Combination are subject to the satisfaction or, to the extent permitted by applicable Law, waiver (by both Parties in writing) prior to the Closing of the conditions set forth in Annex IX (Conditions Precedent), in accordance with the provisions of such Annex.

Section 7.2 No Material Adverse Effect. Each of FCA and PSA shall not be required to effect the Combination if a Material Adverse Effect has occurred with respect to the other Party prior to the Closing which continues to exist as of the Closing. Such condition may be waived in writing only by FCA in the event of a Material Adverse Effect with respect to PSA and only by PSA in the event of a Material Adverse Effect with respect to FCA.

ARTICLE VIII
TERMINATION

Section 8.1 Termination. This Agreement may only be terminated as set forth in Annex X (Termination), with the effect of any such termination being as set forth in such Annex. In the event a Party envisages to terminate this Agreement in accordance with the terms of this Section 8.1 and Annex X, the officers at the highest level of both Parties shall meet in person to discuss, in good faith, and seek to find any alternative solution before the delivery of any termination notice by a Party.

ARTICLE IX
MISCELLANEOUS

Section 9.1 Costs. Each Party shall bear its own financial, legal, accounting and other costs in connection with the Combination and the other Transactions. The Parties shall share equally in any material filing or similar fees in connection with any governmental or self-regulatory review, registration, approval, permit or license, stock exchange listing or similar requirements with respect to the Combination and the other Transactions.

Section 9.2 Specific Performance. Each Party agrees and acknowledges the right of the other Party to seek and obtain any remedy that may be available to it under applicable law, including damages, it being specified that each Party shall always be entitled to the remedies of injunction and specific performance for any threatened or actual breach of the provisions of this Agreement. Without limiting the generality of the foregoing, each Party agrees and acknowledges that the provisions of Annex VII

(Acquisition Proposals) and Annex X (Termination) shall in no way limit the ability of a Party to require the other Party to comply with its obligations under this Agreement.

Section 9.3 Governing Law. This Agreement and any matter, claim or dispute arising out of or relating to this Agreement, whether contractual or non-contractual, shall be governed by and construed in accordance with the Laws of The Netherlands.

Section 9.4 Jurisdiction. Any dispute or claim arising out of or relating to this Agreement shall be referred to and finally resolved by three (3) arbitrators under the Rules of Arbitration of the International Chamber of Commerce; provided, that the foregoing shall be without prejudice to the right of each Party to seek interim or conservatory relief before a competent court in The Netherlands, whether before or after the commencement of any arbitration. Each Party shall appoint one arbitrator and such two (2) arbitrators appointed by the Parties shall appoint the presiding arbitrator upon consultation of the Parties. The place of arbitration shall be Geneva, Switzerland, and the language of arbitration shall be English.

Section 9.5 Counterparts. This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and both such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy.

Section 9.6 Modification or Amendment. Subject to applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by the Parties, whether before or after approval of the matters presented in connection with the Transactions to the PSA or FCA shareholders, as applicable; provided that, after any such approval, no amendment shall be made for which applicable law or the rules of any relevant stock exchange requires further approval by such shareholders without such further approval.

Section 9.7 Extension; Waiver. At any time prior to the Closing, subject to applicable Law, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.8 No Third-Party Beneficiaries. Except as provided in Section 1.2 of Annex VIII (Employee-Related Matters; Indemnification), this Agreement is not intended to, and does not, confer upon any Person other than the Parties who are signatories hereto any rights or remedies hereunder. The Parties further agree that the rights of third-party beneficiaries under Section 1.2 of Annex VIII (Employee-Related Matters; Indemnification) shall not arise unless and until the Closing occurs.

Section 9.9 Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of FCA or PSA to take any action, such requirement shall be deemed to include an undertaking on the part of FCA or PSA, as appropriate, to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement which obligation is performed, satisfied or properly fulfilled by an affiliate of such Party shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 9.10 Notice. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by an international courier service, or if sent by email (provided confirmation of receipt of the email is issued to the sender of the notice):

if to PSA:

Peugeot S.A.
Rueil Management Centre
7, rue Henri Ste Claire Deville
92563 Rueil-Malmaison
Attention: Grégoire Olivier / Mark Rollinger
Email: gregoire.olivier@mpsa.com / mark.rollinger@mpsa.com

with a copy (which shall not constitute notice) to:

Bredin Prat S.A.S.
53 Quai d’Orsay
75007 Paris, France
Attention: Benjamin Kanovitch / Kate Romain
Email: bk@bredinprat.com / kateromain@bredinprat.com

if to FCA:

Fiat Chrysler Automobiles N.V.
25 St. James’s Street
London SW1A 1HA
United Kingdom
Attention: Richard Palmer / Giorgio Fossati
Email: richard.palmer@fcagroup.com / giorgio.fossati@fcagroup.com with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

51 Rue la Boétie
75008 Paris, France

Attention: Scott D. Miller / Olivier de Vilmorin
Email: millersc@sullcrom.com / devilmorino@sullcrom.com

Any notice given by mail or international courier service shall be effective when delivered. Any notice given by email after 17:00 (in the place of receipt) on a Business Day or on a day that is not a Business Day shall be deemed received on the following Business Day.

Section 9.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by a Party without the prior written consent of the other Party. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.13 Entire Agreement. This Agreement (including the Exhibits, Annexes and Schedule hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

FIAT CHRYSLER AUTOMOBILES N.V.

By:	/s/ Mike Manley
	Name:	Mike Manley
	Title:	Chief Executive Officer

PEUGEOT S.A.

By:	/s/ Carlos Tavares
	Name:	Carlos Tavares
	Title:	President of the Management Board

[Signature Page to the Combination Agreement]

EXHIBIT A-1

FORM OF DUTCHCO ARTICLES OF ASSOCIATION

UNOFFICIAL TRANSLATION
DRAFT DEED OF AMENDMENT
ARTICLES OF ASSOCIATION
[DUTCHCO]

ARTICLES OF ASSOCIATION

1.	Definitions

1.1	In these Articles of Association the following words shall have the following meanings:
accountant: a chartered accountant (registeraccountant) or other accountant referred to in Section 2:393 DCC, or an organisation in which such accountants work together;

Affiliate: with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract (including as management or advisory company of a Person, it being further specified for the avoidance of doubt that a fund shall be deemed to be controlled by its management company) or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing;

Board of Directors: the board of directors of the company;

Bpifrance: Bpifrance Participations S.A.;

Chairman: an executive Director designated as chairman;

Change of Control: in respect of any shareholder that is not an individual, any direct or indirect transfer of shares in the capital of such shareholder in one or a series of related transactions as a result of which (i) a majority of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of such shareholder and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority of the voting rights at meetings of the board of directors, management board or similar governing body of such shareholder, has been transferred to the transferee of such shares, provided that no change of control shall be deemed to have occurred if (a) the transfer of ownership and/or control is an intragroup transfer under the same controlling person, (b) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to and including the fourth degree, (c) the fair market value of the Qualifying Common Shares held by such shareholder represents less than twenty percent (20%) of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of the company, are not otherwise material to the Transferred Group or the Change of Control transaction;

Chief Executive Officer: an executive Director designated as chief executive officer / CEO;

class A special voting share: a class A special voting share in the share capital of the company;

class B special voting share: a class B special voting share in the share capital of the company;

common share: a common share in the share capital of the company;

Concert: a group of Persons comprising (i) a Person and (ii) any Person(s) Acting in Concert with such Person;

Director: a member of the Board of Directors;

DCC: the Dutch Civil Code;

Defaulting Person: has the meaning ascribed to it in Article 15.4;

Effective Date: the date on which the cross-border statutory merger (grensoverschrijdende juridische fusie) pursuant to which Peugeot S.A. (as disappearing entity) has merged into the company became effective;

Excess Concert: any Concert holding Excess Shares;

Excess Shares: has the meaning ascribed to it in Article 16.2;

electing common shares: common shares registered in the Loyalty Register for the purpose of becoming Qualifying Common Shares;

EPF: Establissements Peugeot Freres S.A.;

EPF/FFP: EPF and FFP taken together, provided that, if EPF ceases to be an Affiliate of FFP, EPF/FFP shall refer to FFP only;

Exor: EXOR N.V.;

FFP: FFP S.A.;

Final Registration Date: the seventh (7th) day prior to the day of the general meeting, unless determined otherwise by the Board of Directors;

general meeting: the body of the company consisting of shareholders entitled to vote, together with usufructuaries and pledgees to whom voting rights attributable to shares accrue or a meeting of shareholders and other Persons entitled to attend meetings of shareholders (as the case may be);

group company: a group company as referred to in Section 2:24b DCC;

Global Works Council: the global employee representation body to be set up by the company after the Effective Date;

Information Request Notice: has the meaning ascribed to it in Article 15.3;

Interest: a percentage of the company's issued share capital and/or voting rights in respect thereof held by the relevant Person or Concert, or at the relevant Person's or Concert's disposal, or deemed to be at such Person's or Concert's disposal ((geacht) te beschikken) within the meaning of Chapter 5.3.4 WFT, for the purpose of this definition including but not limited to shares and voting rights as defined in Section 5:33(1) WFT, but not taking into account such part of the Interest of a Person in respect of which such Person is exempt under Section 5:46 WFT (including, for the avoidance of doubt, the Interest of Cede & Co), and provided that in calculating the percentage of the Interest of a Concert the various interests referred to in Section 5:45

WFT of the members of such Concert related to shares in the company's capital or voting rights will be counted only once to the extent they relate to the same share(s) or voting right(s);

in writing: by letter, by telecopier, by e-mail, or by a legible and reproducible message otherwise sent (including electronically), provided that the identity of the sender can be reasonably established;

Loyalty Register: the register kept by or on behalf of the company for the registration of electing common shares, including any Qualifying Common Shares;

Loyalty Transferee: (i) with respect to any shareholder that is not an individual, any Affiliate of such shareholder (including any successor of such shareholder) that is beneficially owned in substantially the same manner (including percentage) as the beneficial ownership of the transferring shareholder or the beneficiary company as part of a statutory demerger (splitsing) of such shareholder and (ii) with respect to any shareholder that is an individual, any transferee of common shares following succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to and including the fourth degree;

Maximum Voting Threshold: thirty percent (30%) of votes that could be cast at a general meeting, calculated and based solely on the registrations for that general meeting on the day following the Final Registration Date for that general meeting as included in the notice convening that general meeting;

Person: any individual (natuurlijk persoon), firm, legal entity (in whatever form and wherever formed or incorporated), governmental entity, joint venture, association or partnership (including, without limitation, any shareholder);

Person Acting in Concert: any Person with whom another Person: (a) is (or is deemed to be) acting in concert in relation to the company according to the definition of persons acting in concert of Section 1:1 WFT, and/or (b) has a relationship as described in Section 5:45 (1 through 10) WFT in relation to shares in the company's capital and/or voting rights in respect thereof, and in respect of whom Section 5:45 (1 through 10) WFT applies, for the purpose of this subparagraph b. including Persons exempt under Section 5:45(11) WFT and excluding Persons to the extent they are exempt under Section 5:46 WFT;

Person(s) with Voting Rights: has the meaning assigned thereto in Article 24.12;

Qualifying Common Shares: with respect to any shareholder, the number of electing common shares that has for an uninterrupted period of at least three (3) years rightfully been registered in the Loyalty Register in the name of such shareholder or its Loyalty Transferee(s), and continue to be so registered. For the avoidance of doubt, it is not necessary that specific common shares satisfy the requirements as referred to in the previous sentence in order for a number of common shares to qualify as Qualifying Common Shares; accordingly, it is permissible for common shares to be substituted into the Loyalty Register for different common shares without affecting the total number of Qualifying Common Shares or the total number of common shares that would become Qualifying Common Shares after an uninterrupted period of at least three (3) years after registration in the Loyalty Register held by the shareholder or its Loyalty Transferee(s);

Qualifying Shareholder: a holder of one or more Qualifying Common Shares;

Record Date: has the meaning assigned thereto in Article 24.12;

Reference Affiliate: means, (i) with respect to Exor, any Affiliate thereof, (ii) with respect to EPF, any Affiliate of EPF or FFP and (iii), with respect to Bpifrance, Lion Participations S.A.S. and any Affiliate of Bpifrance SA that is controlled by Bpifrance SA, in each case including only such Affiliates (x) to which Exor, EPF, FFP, Bpifrance or Lion Participations S.A.S., as the case may be, had transferred shares of Peugeot S.A. or common shares, or (y) which have acquired shares of Peugeot S.A. or shares, in both (x) and (y) after December 17, 2019; it being specified that (i) if EPF ceases to control FFP, FFP and its Affiliates shall no longer be Reference Affiliates of EPF and (ii) if Bpifrance SA ceases to control Lion Participations S.A.S., Lion Participations S.A.S and its affiliates shall no longer be Reference Affiliates of Bpifrance;

Senior Independent Director: the non-executive Director designated as senior independent Director and who shall serve as the chair of the Board of Directors referred to under Dutch law;

share: a share in the share capital of the company; unless the contrary is apparent, this shall include each common share and each special voting share;

shareholder: a holder of one or more shares; unless the contrary is apparent, this shall include each holder of common shares and/or special voting shares;

special voting share: a class A special voting share or class B special voting share in the share capital of the company;

subsidiary: a subsidiary of the company as referred to in Section 2:24a DCC;

Suspended Rights: has the meaning ascribed to it in Article 16.3;

SVS Conditions: has the meaning ascribed to it in Article 5.2;

SVS Foundation: [Stichting [●] SVS] Note to draft: Name of the SVS Foundation to be determined.;

Transferor: has the meaning ascribed to it in Article 16.5;

Transferor Excess Shares: has the meaning ascribed to it in Article 16.5;

Transferred Group: the relevant shareholder together with its Affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of the definition of Change of Control;

Voting Restriction Notice: has the meaning ascribed to it in Article 16.2;

WFT: the Financial Supervision Act (Wet op het financieel toezicht).

1.1
References to Articles shall be deemed to refer to articles of these Articles of Association, unless the contrary is apparent. References to a "Concert" shall, where applicable, be interpreted as referring to all members of such Concert jointly; similar phrases and references shall be interpreted accordingly.

1.2	Any reference to a gender includes all genders.

2.	Name and corporate seat

2.1	The name of the company is: [[●] N.V.]

2.2	The company may also be referred to as [●].

2.3	The company has its corporate seat in Amsterdam, the Netherlands.

2.4
The place of effective management of the company shall be a place in the Netherlands, unless another place outside the Netherlands is designated as the place of effective management by resolution of the general meeting approved in accordance with the provision of Article 30.1.

3.	Objects

3.1
The objects for which the company is established are to carry on, either directly or through wholly or partially-owned companies and entities, activities relating in whole or in any part to passenger and commercial vehicles, transport, mechanical engineering, energy, engines, capital machinery and equipment and related goods and propulsion, as well as any other manufacturing, commercial, financial or service activity.

3.2	Within the scope and for the achievement of the purposes mentioned in Article 3.1, the company may:

(a)
operate in, among other areas, the mechanical, electrical, electro mechanical, thermo mechanical, electronic, nuclear, chemical, mining, steel and metallurgical industries, as well as in telecommunications, civil, industrial and agricultural engineering, publishing, information services, tourism and other service industries;

(b)
acquire shareholdings and interests in companies and enterprises of any kind or form and purchase, sell or place shares, debentures, bonds, promissory notes or other securities or evidence of indebtedness;

(c)	provide financing to companies and entities it wholly or partially owns and carry on the technical, commercial, financial and administrative coordination of their activities;

(d)
provide or arrange for the provision (including through partially owned entities) of financing for distributors, dealers, retail customers, vendors and other business partners and carry on the technical, commercial, financial and administrative coordination of their activities;

(e)
purchase or otherwise acquire, on its own behalf or on behalf of companies and entities it wholly or partially owns, the ownership or right of use of intangible assets providing them for use by those companies and entities;

(f)	promote and ensure the performance of research and development activities, as well as the use and exploitation of the results thereof;

(g)
undertake, on its own behalf or on behalf of companies and entities it wholly or partially owns, any investment, real estate, financial, commercial, or partnership transaction whatsoever, including the assumption of loans and financing in general and the granting to third parties of endorsements, surety ships and other guarantees, including real security; and

(h)	undertake and perform any management or support services or any other activity ancillary, preparatory or complementary to any of the above.

4.	Share capital and shares

4.1
The authorized share capital of the company amounts to [ninety] million euro (EUR [90,000,000]), [divided into [four] billion five hundred million ([4,500,000,000]) common shares, [[●]] [([●])] class A special voting shares with a nominal value of one eurocent (EUR 0.01) each and [[●]] ([[●]]) class B special voting shares with a nominal value of one eurocent (EUR 0.01) each]. Note to draft: This draft assumes that only Exor will retransfer its special voting shares to the company on the Effective Date. Accordingly, some special voting shares remain outstanding after the Effective Date. To include the additional flexibility with respect to special voting shares to be issued after the Effective Date, we have incorporated two classes of special voting shares, being the class A special voting shares and the class B special voting shares. Class A special voting shares will be SVS issued under the new terms and conditions, and, accordingly, can be cancelled in accordance with Clause 10. As this has not been stipulated with respect to the existing special voting shares, these shares will be converted into Class B special voting shares (which cannot be cancelled in accordance with Clause 10).

4.2
When shares are subscribed for, the nominal value thereof and, if the shares are subscribed at a higher amount, the difference between such amounts, shall be paid-up, without prejudice to the provision of Section 2:80 paragraph 2 DCC. Where shares of a particular class are subscribed at a higher amount than the nominal value, the difference between such amounts shall be carried to the share premium reserve of that class of shares.

4.3
Upon the establishment of a right of pledge on a common share or the creation or transfer of a right of usufruct on a common share, the right to vote may be vested in the pledgee or the usufructuary, with due observance of the relevant provisions of Dutch law.

4.4
Both the holder of one or more common shares without voting right and the pledgee or usufructuary of one or more common shares with voting right shall have the rights conferred by law upon holders of depositary receipts issued with a company’s cooperation for shares in its share capital.

4.5	No right of pledge can be established on a special voting share.

4.6	The voting rights attributable to a special voting share that is subject to an usufruct vest in the shareholder concerned.

4.7
The usufructuary of one or more special voting shares shall not have the rights conferred by law upon holders of depositary receipts issued with a company's cooperation for shares in its share capital.

4.8
The company may cooperate in the issuance of registered depositary receipts for common shares, but only pursuant to a resolution to that effect of the Board of Directors. Each holder of such depositary receipts shall have the rights conferred by law or by the applicable depositary agreement upon holders of depositary receipts issued with a company’s cooperation for shares in its share capital.

5.	Option right SVS Foundation

5.1	The SVS Foundation has the right to subscribe for a number of special voting shares up to the number of special voting shares included in the company's authorized share capital from time to time.

5.2	Pursuant to Article 28.1, special voting shares issued to the SVS Foundation are issued out of the special capital reserve.

5.3	The Board of Directors may implement Article 5.1 in further detail through an agreement, instrument or otherwise and the terms of such implementation may be amended by the Board of Directors.

6.	Holding requirement in respect of special voting shares

6.1
Special voting shares may only be held by a Qualifying Shareholder, the SVS Foundation and the company itself. A Qualifying Shareholder cannot hold more than one (1) special voting share for each Qualifying Common Share held by such shareholder. Other than as provided in the Articles 9.8 and 9.9, there shall be no limit on the number of special voting shares that may be held by the SVS Foundation and the company.

6.2
The Board of Directors shall set the terms and conditions relating to the issuance, allocation, acquisition, holding, repurchase and transfer of special voting shares (the "SVS Conditions"). The SVS Conditions may be amended pursuant to a resolution by the Board of Directors, provided, however, that any amendment that is not merely technical and is material to shareholders that are registered in the Loyalty Register, will be subject to the approval of the general meeting unless such amendment is required to ensure compliance with applicable law or regulations or the listing rules of any securities exchange on which the common shares are listed.

6.3
In the event of a Change of Control in respect of a Qualifying Shareholder or in the event that a Qualifying Shareholder requests that some or all of its Qualifying Common Shares be de-registered from the Loyalty Register in accordance with Article 12.5, or transfers some or all of its Qualifying Common Shares to any other party (other than a Loyalty Transferee):

(a)
a corresponding number of Qualifying Common Shares of such shareholder shall be de-registered from the Loyalty Register with immediate effect and as a consequence shall no longer qualify as Qualifying Common Shares;

(b)
such shareholder shall be obliged to immediately offer and transfer a number of special voting shares equal to the number of Qualifying Common Shares referred to in Article 6.3(a) to the company and any and all voting rights attached to such special voting shares will be suspended upon the issue of a notice by the company.

6.4
In the event of a Change of Control in respect of a shareholder who is registered in the Loyalty Register but is not yet a Qualifying Shareholder with respect to one or more of its common shares, a corresponding number of common shares of such shareholder shall be de-registered from the Loyalty Register with immediate effect.

6.5
In respect of special voting shares offered to the company pursuant to Article 6.3, the offering shareholder and the company shall determine the consideration, if any. Pursuant to Section 2:87a(3) DCC, a shareholder may request the company to engage an independent expert to determine the consideration, if any, for the offered special voting shares. The independent expert shall be selected by the company.

7.	Issuance of shares

7.1	The general meeting or alternatively the Board of Directors, if it has previously been designated to do so by the general meeting, shall have authority to resolve on any issuance of shares. The general meeting shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares. For a period of three (3) years effective as per the Effective Date, the Board of Directors shall irrevocably be authorized to issue common shares or to grant rights to subscribe for common shares up to in aggregate (i) ten percent (10%) of the issued common shares for general corporate purposes as of the Effective Date, plus (ii) an additional ten percent (10%) of the issued common shares shares as of such date, if the issuance and/or the granting of rights to subscribe for common shares occurs in connection with of the acquisition of an enterprise or a corporation, or, if such issuance and/or the granting of rights to subscribe for common shares is otherwise necessary in the opinion of the Board of Directors.

7.2
The general meeting or the Board of Directors if so designated in accordance with Article 7.1, shall decide on the price and the further terms and conditions of issuance, with due observance of what is required in relation thereto in the law and in these Articles of Association.

7.3
If the Board of Directors is designated to have authority to decide on the issuance of shares by the general meeting, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five (5) years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five (5) years from the date of such extension. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

7.4
Within eight (8) days after the passing of a resolution of the general meeting to issue shares or to designate the Board of Directors as provided in Article 7.1, the company shall deposit the complete text of such resolution at the office of the Dutch trade register. Within eight (8) days after the end of each quarter of the financial year, the company shall notify the Dutch trade register of each issuance of shares which occurred during such quarter. Such notification shall state the number of shares issued and their class. Failure to duly make such notification shall neither affect the authority of the general meeting or the Board of Directors to issue shares nor the validity of the shares issued.

7.5
What has been provided in Articles 7.1 up to and including 7.4 shall mutatis mutandis be applicable to the granting of rights to subscribe for shares, but shall not be applicable to the issuance of shares to Persons exercising a previously granted right to subscribe for shares.

7.6
Payment for shares shall be made in cash unless another form of contribution has been agreed. Payment in a currency other than euro may only be made with the consent of the company. Payment in a currency other than euro will discharge the obligation to pay up the nominal value to the extent that the amount paid can be freely exchanged into an amount in euro equal to the nominal value of the relevant shares. The rate of exchange on the day of payment will be decisive, unless the company requires payment against the rate of exchange on a specified date which is not more than two (2) months before the last day on which payment for such shares is required to be made, provided that such shares will be admitted to trading on a regulated market or multilateral trading facility as referred to in Section 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) or a regulated market or multilateral trading facility of a state, which is not a European Union member state, which is comparable thereto.

7.7	The Board of Directors is expressly authorized to enter into the legal acts referred to in Section 2:94 DCC, without the prior consent of the general meeting.

8.	Right of pre-emption

8.1
Subject to Article 8.9 and the remainder of this Article 8, in the event of an issuance of common shares, every holder of common shares shall have a right of pre-emption with regard to the common shares to be issued in proportion to the aggregate nominal value of his common shares, provided however that no such right of pre-emption shall exist in respect of shares to be issued to employees of the company or of a group company pursuant to any option plan of the company.

8.2	A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.

8.3	In the event of an issuance of special voting shares, shareholders shall not have any right of pre-emption.

8.4
The general meeting or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares in which manner the shares shall be issued and, to the extent that rights of pre-emption apply, within what period those rights may be exercised.

8.5
The company shall give notice of an issuance of shares that is subject to a right of pre-emption and of the period during which such right may be exercised by announcement in the Dutch State Gazette and in a nationally distributed newspaper.

8.6	The right of pre-emption may be exercised during a period of at least two (2) weeks after the announcement in the Dutch State Gazette.

8.7
Subject to Article 8.9, the right of pre-emption may be limited or excluded by a resolution of the general meeting or a resolution of the Board of Directors if the Board of Directors has been designated to do so by the general meeting and provided the Board of Directors has also been authorized to resolve on the issuance of shares. In the proposal to the general meeting to limit or exclude pre-emption rights the reasons for the proposal and a substantiation of the proposed issuance price shall be explained in writing. With respect to designation of the Board of Directors the provisions of the last three sentences of Article 7.3 shall apply mutatis mutandis.

8.8
For a resolution of the general meeting to limit or exclude the right of pre-emption or to designate the Board of Directors as authorized to do so, an absolute majority of the votes cast is required to approve such resolution, provided, however, that if less than one half of the issued share capital is represented at the meeting, then a majority of at least two thirds of the votes cast is required to adopt such resolution. Within eight (8) days from the resolution the company shall deposit a complete text thereof at the office of the Dutch trade register.

8.9
For a period of three (3) years as of the Effective Date, the Board of Directors shall irrevocably be authorized to limit or exclude the right of pre-emption as set out in this Article 8 (including Article 8.10) in connection with the authorization of the Board of Directors as set out in Article 7.1.

8.10
When rights are granted to subscribe for common shares the shareholders shall also have a right of pre-emption with respect to such rights; what has been provided hereinbefore in this Article 8 shall apply mutatis mutandis. Shareholders shall have no right of pre-emption in respect of shares that are issued to anyone who exercises a previously acquired right.

9.	Acquisition or disposal by the company of shares in its own share capital

9.1	The company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).

9.2	The company shall also have authority to acquire fully paid-up shares in its own share capital or depositary receipts thereof for consideration, if:

(a)
the general meeting has authorized the Board of Directors to make such acquisition - which authorization shall be valid for no more than eighteen (18) months and has specified the number of shares which may be acquired, the manner in which they may be acquired and the (criteria to establish the) limits within which the price must be set;

(b)
the company's equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-in and called up portions of the share capital and the reserves that have to be maintained pursuant to Dutch law and these Articles of Association; and

(c)
the aggregate nominal value of the shares to be acquired and the shares in its share capital the company already holds, holds as pledgee or are held by a subsidiary, does not amount to more than one half of the issued share capital.

9.3
The company's equity as shown in the last confirmed and adopted balance sheet, after deduction of the acquisition price for shares in the share capital of the company, the amount of the loans as referred to in Section 2:98c DCC and distributions from profits or reserves to any other Persons that became due by the company and its subsidiaries after the date of the balance sheet, shall be decisive for purposes of Article 9.2 subs (b) and (c). If more than six (6) months have elapsed since the end of a financial year without the annual accounts having been adopted, an acquisition in accordance with Article 9.2 shall not be allowed until such time as the annual accounts shall be adopted.

9.4
No authorization shall be required if the company acquires its own shares for the purpose of transferring the same to employees of the company or a group company under a scheme applicable to such employees. Such own shares must be officially listed on a price list of a stock exchange.

9.5	Articles 9.1 and 9.2 shall not apply to shares which the company acquires under universal title of succession (algemene titel).

9.6	Any acquisition by the company of shares that have not been fully paid up shall be void, unless such shares are acquired under universal title of succession (algemene titel).

9.7	Any disposal of shares held by the company will require a resolution of the Board of Directors. Such resolution shall also stipulate any conditions of the disposal.

9.8
The company may, jointly with its subsidiaries, hold shares in its own capital exceeding one-tenth of its issued capital for no more than three years after acquisition of shares for no consideration or under universal title of succession. Any shares held by the company in excess of the amount permitted shall transfer to the Directors jointly at the end of the last day of such three year period. Each Director shall be jointly and severally liable to compensate the company for the value of the shares at such time, with interest at the statutory rate thereon from such time. For the purpose of this Article 9.8 the term shares shall include depositary receipts for shares and shares in respect of which the company holds a right of pledge.

9.9
Article 9.8 shall apply correspondingly to shares and depositary receipt for shares acquired by the company in accordance with Article 9.4 without the authorization of the general meeting and held by the company for more than one year after acquisition thereof.

10.	Reduction of the issued share capital

10.1	The general meeting shall have the authority to pass a resolution to reduce the issued share capital by:

(a)	cancelling (i) shares which the company holds in its own share capital or of which the company holds the issued depositary receipts or (ii) all issued class A special voting shares; or

(b)
reducing the nominal value of the shares by means of an amendment to these Articles of Association. The shares to which such resolution relates shall be stated in the resolution and it shall also be stated therein how the resolution shall be implemented.

10.2
Subject to Article 10.3, a resolution to reduce the share capital shall require an absolute majority of the votes cast in a general meeting, provided, however, that such resolution shall require a majority of at least two-thirds of the votes cast in a general meeting if less than one half of the issued capital is represented at the meeting.

10.3
A resolution to cancel all issued class A special voting shares shall require a majority of at least two-thirds of the votes cast in a general meeting, subject to approval of the meeting of holders of the class A special voting shares.

10.4
Cancellation of class A special voting shares shall take place without the repayment of the nominal value of the special voting shares, which nominal value shall be added to the special capital reserve.

10.5
Any reduction of the nominal value of the common shares without repayment must be made pro rata on all common shares. Any reduction of the nominal value of the special voting shares shall take place without repayment.

10.6
A partial repayment on common shares shall only be allowed in implementation of a resolution to reduce the nominal value of the common shares. Such a repayment must be made in respect of all common shares on a pro rata basis. The pro rata requirement may be waived with the consent of all the holders of common shares.

10.7
The notice convening a general meeting at which a resolution to reduce the share capital is to be passed shall state the purpose of the reduction of the share capital and the manner in which effect is to be given thereto. Section 2:123 paragraphs 1 and 2 DCC shall apply mutatis mutandis.

10.8
The company shall deposit the resolutions referred to in Article 10.1 at the office of the Dutch trade register and shall publish a notice of such deposit in a nationally distributed daily newspaper; what has been provided in Section 2:100 paragraphs 2 up to and including 6 DCC shall be applicable to the company.

11.	Shares and share certificates

11.1	The shares shall be registered shares and they shall for each class be numbered as the Board of Directors shall determine.

11.2
The Board of Directors may resolve that, at the request of the shareholder, share certificates shall be issued in respect of common shares in such denominations as the Board of Directors shall determine, which certificates are exchangeable at the request of the shareholder.

11.3	Share certificates shall not be provided with dividend coupons or a talon.

11.4	Each share certificate carries the number(s), if any, of the common share(s) in respect of which they were issued.

11.5	The exchange referred to in Article 11.2 shall be free of charge.

11.6	Share certificates shall be signed by a Director. The Board of Directors may resolve that the signature shall be replaced by a facsimile signature.

11.7
The Board of Directors may determine that for the purpose of trading and transfer of common shares at a foreign stock exchange, share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange.

11.8
On a request in writing by the party concerned and upon provision of satisfactory evidence as to title, replacement share certificates may be issued in respect of share certificates which have been mislaid, stolen or damaged, on such conditions, including, without limitation, the provision of indemnity to the company as the Board of Directors shall determine.

11.9
The costs of the issuance of replacement share certificates may be charged to the applicant. As a result of the issuance of replacement share certificates the original share certificates will become void and the company will have no further obligation with respect to such original share certificates. Replacement share certificates will bear the numbers of the documents they replace.

12.	Register of shareholders and Loyalty Register

12.1
The Board of Directors shall appoint a registrar who shall keep a register of shareholders in which the name and address of each shareholder shall be entered, the number and class of shares held by each of them, and, in so far as applicable, the further particulars referred to in Section 2:85 DCC.

12.2
The registrar shall be authorized to keep the register of shareholders in an electronic form and to keep a part of the register of shareholders outside the Netherlands if required to comply with applicable foreign legislation or the rules of a stock exchange where the common shares are listed.

12.3	The Board of Directors shall determine the form and contents of the register of shareholders with due observance of the provisions of Articles 12.1 and 12.2 and Section 2:85 DCC.

12.4
The registrar shall separately administer a Loyalty Register which does not form part of the company’s register of shareholders. The registrar shall enter in the Loyalty Register the name and address of shareholders who have requested the Board of Directors to be registered in such register in order to become eligible to acquire special voting shares, recording the entry date and number and amount of common shares in respect of which the relevant request was made.

12.5	A holder of common shares that are included in the Loyalty Register may at any time request to de-register from the Loyalty Register some or all of its common shares included therein.

12.6	The register of shareholders and Loyalty Register shall be kept up to date regularly.

12.7
Upon request and free of charge, the registrar shall provide shareholders and those who have a right of usufruct or pledge in respect of such shares with an extract from the register of shareholders and Loyalty Register in respect of their registration.

12.8
The registrar shall be authorized to disclose information and data contained in the register of shareholders and Loyalty Register and/or have the same inspected to the extent that this is requested to comply with applicable legislation or rules of a stock exchange where the shares are listed from time to time.

13.	Transfer of shares

13.1
The transfer of shares or of a restricted right thereto shall require an instrument intended for such purpose and, save when the company itself is a party to such legal act, the written acknowledgement by the company of the transfer. The acknowledgement shall be made in the instrument or by a dated statement on the instrument or on a copy or extract thereof mentioning the acknowledgement signed as a true copy by the notary or the transferor, or in the manner referred to in Article 13.2 Service of such instrument or such copy or extract on the company shall be considered to have the same effect as an acknowledgement.

13.2
Without prejudice to Article 12.1, if a share certificate has been issued for a common share, the shareholder must surrender such share certificate to the company before transferring such common shares.

The company may acknowledge the transfer by making an annotation on such share certificate as proof of the acknowledgement or by replacing the surrendered certificate by a new share certificate registered in the name of the transferee.

13.3
The Board of Directors may resolve, with due observation of the statutory requirements, that Article 13.1 shall not apply to the common shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Board of Directors, and that the property law aspects of such common shares are governed by the requirements of the relevant foreign stock exchange.

14.	Transfer restrictions in respect of special voting shares

14.1	Common shares are freely transferable. A transfer of special voting shares other than pursuant to Article 6.3 may only be effected with due observance of Articles 6.1 and 14.

14.2
A shareholder who wishes to transfer one or more special voting shares shall require the approval of the Board of Directors, except (i) if the corresponding Qualifying Common Shares are transferred to a Loyalty Transferee, in which case the corresponding special voting shares must be transferred to such Loyalty Transferee, (ii) for any transfer of special voting shares from the SVS Foundation to a Qualifying Shareholder or (iii) for any transfer of special voting shares from a shareholder to the company.

14.3
If the Board of Directors grants the approval, or if approval is deemed to have been granted as provided for in Article 14.4, the transfer must be effected within three (3) months of the date of such approval or deemed approval.

14.4
If the Board of Directors does not grant the approval, then the Board of Directors should at the same time provide the requesting shareholder with the names of one or more prospective purchasers who are prepared to purchase all the special voting shares referred to in the request for approval, against payment in cash. If the Board of Directors does not grant the approval but at the same time fails to designate prospective purchasers, then approval shall be deemed to have been granted. The approval shall likewise be deemed granted if the Board of Directors has not made a decision in respect of the request for approval within six (6) weeks upon receipt of such request.

14.5
The requesting shareholder and the prospective purchaser accepted by him shall determine the purchase price referred to in Article 14.4 by mutual agreement. If they do not reach agreement on the purchase price, Article 6.5 shall apply mutatis mutandis.

15.	Notification obligation

15.1
The Maximum Voting Threshold for a general meeting shall be published by the company on its website the day following the Final Registration Date for that general meeting as mentioned in the notice convening that general meeting. Each Person with Voting Rights shall, following the publication of the Maximum Voting Threshold for a general meeting, be required to notify the company in writing if such Person with Voting Rights, alone or together with any Person(s) Acting in Concert with him, would be able to exercise, directly or indirectly, voting rights on shares reaching or exceeding the Maximum Voting Threshold.

15.2	Notifications pursuant to Article 15.1 must be made forthwith (onverwijld).

15.3
Upon written request of the company to a Person with Voting Rights required to notify the company pursuant to Article 15.1 (for the purpose of this Article, an "Information Request Notice"), that Person with Voting Rights must, within three (3) days after the date of the Information Request Notice, provide the company with such information and/or documentation which the company may reasonably request in order to ascertain the composition, nature and size of the Interest of that Person with Voting Rights and the Person(s) Acting in Concert with him (if any).

15.4
If the company becomes aware that a Person with Voting Rights has failed to comply with any obligation imposed by this Article 14, the company may issue a written notice setting out that the Person with Voting Rights is in default under this Article 14 (the "Defaulting Person"). For as long as the Defaulting Person has not complied with its obligations under this Article 14, the right to attend and vote at general meetings with respect to all of such Person's shares shall be suspended. Article 16.5 shall apply mutatis mutandis with respect to the common shares held by such Person with Voting Rights.

15.5	For the purpose of Articles 15.3 and 15.4 the reference to "written" also includes the posting of a notice on the company's website.

16.	Voting restrictions

16.1
No Person with Voting Rights, alone or together with any Person(s) Acting in Concert with him, may be able to exercise, directly or indirectly, voting rights on shares at a general meeting reaching or exceeding the Maximum Voting Threshold for that general meeting.

16.2
If a Person with Voting Rights, alone or together with any Person(s) Acting in Concert with him, would be able to exercise, directly or indirectly, voting rights on shares reaching or exceeding the Maximum Voting Threshold (the "Excess Shares"), the company shall prior to that general meeting issue a written voting restriction notice to such Person with Voting Rights (the "Voting Restriction Notice").

16.3
Upon receipt of a Voting Restriction Notice, the right of the relevant Person with Voting Rights to attend and vote at the relevant general meeting with respect to such Person's Excess Shares (the "Suspended Rights") shall automatically be suspended. The Voting Restriction Notice shall identify the shares of the Person with Voting Rights that qualify as Excess Shares.

16.4
The Suspended Rights will resume immediately after closing of the relevant general meeting, provided that the company shall determine prior to the next general meeting whether each Person with Voting Rights complies with the obligations set out in Article 16.1.

The company shall be entitled to take all appropriate actions to ensure that the suspension of the Suspended Rights is effective until the Suspended Rights resume in accordance with the provisions above.

If Excess Shares are held by Persons that are a member of an Excess Concert, the suspension of the Suspended Rights shall, to the extent possible, be effective proportional to their respective holdings, which proportionality will be discretionally determined by the company based on the information available to the company (and the company may rely on the available information without further investigation).

16.5
If a Person with Voting Rights wishes to dispose of all or part of its common shares that qualify as Excess Shares (such a Person, a "Transferor" and the common shares that qualify as Excess Shares, the "Transferor Excess Shares"), it will be able to do so through the public market as long as the common shares are admitted to trading on a regulated market or multilateral trading facility, as referred to in Section 1:1 WFT or an exchange or system of a non-member state that is comparable to a regulated market or multilateral trading facility. Each Person that wish to acquire all or part of the Transferor Excess Shares through the public market shall qualify as a candidate purchaser (gegadigde) as referred to Section 2:87b(2) DCC. A Transferor that intends to dispose of its Transferor Excess Shares may request the company to engage an independent expert to determine and confirm that the sale price that can be realised through the public market for the Transferor Excess Shares is equal to the value of the Transferor Excess Shares. The independent expert shall be selected by the company. In addition, if (i) the common shares are no longer admitted to trading on a regulated market or multilateral trading facility, as referred to in Section 1:1 WFT or an exchange or system of a non-member state that is comparable to a regulated market or multilateral trading facility or (ii) the Transferor prefers to engage the company in the disposal process, a Transferor may request the company to assist that Transferor in connection with the disposal of the Transferor Excess Shares. Upon receipt of such request, the company shall be authorized to engage one or more professionals (including, without limitation, brokers and placement agents) in connection with such proposed disposal of the Transferor Excess Shares. The company shall designate within a period of three (3) months following the request of the Transferor one or more candidate purchaser (gegadigde) as referred to Section 2:87b(2) DCC (which may include the company) that are willing to acquire the Transferor Excess Shares for a price equal to the value of the Transferor Excess Shares determined by one or more independent experts selected by the company.

16.6	For the purpose of Article 16.2 the reference to "written" also includes the posting of a notice on the company's website.

17.	Exemption

17.1
Article 15, 16, 17 and 18 shall lapse following a resolution passed to that effect by the meeting of holders of common shares with a majority of at least two-thirds of the votes cast (for the avoidance of doubt, without giving effect to any votes exercisable through special voting shares).

17.2
Articles 15, 16, 17 and 18 shall lapse if a Person has made a public offer for the common shares, in accordance with applicable laws, and acquired more than fifty percent (50%) of the issued common shares as a result of such public offer. The percentage referred to in the previous sentence shall be deemed to include any common shares already held by such Person taken together with its Affiliates.

18.	Legal title shareholder voting restrictions

18.1	In this Article 18, the following words shall have the following meanings:

Excess Shareholder: a Person that, alone or together with any Person Acting in Concert with him, may be able to exercise, directly or indirectly, voting rights on shares at a general meeting reaching or exceeding the Maximum Voting Threshold for that general meeting;

Excess Shareholder Shares: shares held by a shareholder that are part of the Interest of an Excess Shareholder that would qualify as Excess Shares (as defined in Article 16), if (i) Articles 16 and 17 would have been applicable with respect to such

Excess Shareholder and (ii) with respect to all shares that are part of the Interest of that Excess Shareholder;

Exempted Excess Shareholder Shares: Excess Shareholder Shares that are part of the Interest of an Excess Shareholder that would be exempted from Article 16 based on the exemption referred to in Article 17.1, if (i) Articles 16 and 17 would have been applicable with respect to such Excess Shareholder and (ii) with respect to all shares that are part of the Interest of that Excess Shareholder;

Legal Title Excess Shareholder: a shareholder holding common shares that qualify as LTES Excess Shares;

LTES Excess Shares: Excess Shareholder Shares excluding any Exempted Excess Shareholder Shares;

LTES Suspended Rights: has the meaning ascribed to it in Article 18.5; and

LTES Voting Restriction Notice: has the meaning ascribed to it in Article 18.4.

18.2	A shareholder is not allowed to be a Legal Title Excess Shareholder.

18.3	If a shareholder qualifies as a Legal Title Excess Shareholder, the Company may issue a voting restriction notice to such Legal Title Excess Shareholder (the "LTES Voting Restriction Notice").

18.4
Upon receipt of the Voting Restriction Notice by a Legal Title Excess Shareholder, the right of that Legal Title Excess Shareholder to attend and vote at general meetings with respect to the common shares that qualify as LTES Excess Shares shall automatically be suspended (the suspended rights, the "LTES Suspended Rights").

18.5	Once the relevant Legal Title Excess Shareholder has complied with his obligations under Article 18.3, as determined by the company, the LTES Suspended Rights will resume as of such moment.

18.6
The company shall be entitled to take all appropriate actions to ensure that the suspension of the LTES Suspended Rights is effective until the LTES Suspended Rights resume in accordance with Article 18.5.

19.	Board of Directors: appointment, suspension and dismissal

19.1
The company shall have a Board of Directors, consisting of three (3) or more Directors, comprising both Directors having responsibility for the day-to-day management of the company (executive Directors) and Directors not having such day-to-day responsibility (non-executive Directors), in each case subject to the allocation of tasks among executive Directors and non-executive Directors in accordance with article 20.3. The Board of Directors as a whole will be responsible for the strategy of the company. The majority of the Directors shall consist of non-executive Directors.

19.2	Subject to Articles 19.1 and 19.3, the Board of Directors shall determine the number of Directors.

19.3	The general meeting shall appoint the Directors and takes into account the following, subject to Articles 19.5, 19.6 and 19.7:

(a)
two (2) Directors shall be appointed upon a binding nomination by Exor, provided that if, (i) Exor and its Reference Affiliates jointly hold less than eight percent (8%) but no less than five percent (5%) of the issued and outstanding common shares, one (1) Director shall be appointed upon a binding nomination by Exor and (ii) Exor and its Reference Affiliates jointly hold less than five percent (5%) of the issued and outstanding common shares, Exor shall not have a right to make any binding nomination of Directors and the rigths of Exor under this Article 19.3(a) shall lapse;

(b)
one (1) Director shall be appointed upon a binding nomination by EPF/FFP, provided that if, within six (6) years after the Effective Date or on the sixth (6th) anniversary of the Effective Date, (i) EPF, FFP and their respective Reference Affiliates jointly hold eight percent (8%) or more of the issued and outstanding common shares and (ii) the rights of Bpifrance under Article 19.3(c) and (d) have lapsed, two (2) Directors shall be appointed upon a binding nomination by EPF/FFP and provided further that if, (A) EPF, FFP and their respective Reference Affiliates jointly cease to hold eight percent (8%) or more, but still hold no less than five percent (5%) of the issued and outstanding common shares, one (1) Director shall be appointed upon a binding nomination by EPF/FFP and (B) EPF, FFP and their respective Reference Affiliates jointly hold less than five percent (5%) of the issued and outstanding common shares, EPF/FFP shall not have a right to make any binding nomination of Directors and the rights of EPF/FFP under this Article 19.3(b) shall lapse;

(c)
one (1) Director shall be appointed upon a binding nomination by Bpifrance, provided that if, Bpifrance and its Reference Affiliates jointly hold less than five percent (5%) of the issued and outstanding common shares, Bpifrance shall not have a right to make any binding nomination of Directors and the rights of Bpifrance under this Article 19.3(c) shall lapse;

(d)
one (1) Director shall be appointed upon a binding nomination by (i) EPF/FFP, provided that EPF, FFP and their Reference Affiliates jointly hold more than four percent (4%) but less than five percent (5%) of the issued and outstanding common shares or (ii) Bpifrance, provided that Bpifrance and its Reference Affiliates jointly hold more than four percent (4%) but less than five percent (5%) of the issued and outstanding common shares, if:

(a)	(i) the rights of EPF/FFP under Article 19.3(b) or (ii) the rights of Bpifrance under Article 19.3(c) have not lapsed; and

(b)	EPF/FFP, Bpifrance and their respective Reference Affiliates jointly hold eight percent (8%) or more of the issued and outstanding common shares.

provided that, while a director is nominated by Bpifrance pursuant to this Article 19.3(d), EPF/FFP shall not have the right to nominate a second director pursuant to Article 19.3(b). For the avoidance of doubt, if on the sixth (6th) anniversary of the Effective Date, the conditions set forth in Article 19.3(b) are satisfied, EPF/FFP shall be entitled to nominate a second director in replacement of the Bpifrance nominee in accordance with Article 19.3(b).

(e)	two (2) non-executive Directors shall be appointed upon a nomination by the Global Works Council for a term of four (4) years starting from the Effective

Date. In the event of a vacancy during the term referred to in the previous sentence, the Global Works Council may make a nomination for a person to fill the vacancy for the remainder of the term aforementioned.

19.4
Upon written request of the company, and in order to make the binding nominations, each Person as referred to under Article 19.3(a) up to (d) must - within ten (10) days upon written request of the company, which request must be received by the Person concerned at least fifteen (15) days prior to the deadline for making a binding nomination - provide the Board of Directors with:

(a)
documentation evidencing the ownership of common shares by the Person concerned and its Reference Affiliates (and, in case of EPF, or FFP and its Reference Affiliates), if and to the extent the common shares of that Person or Reference Affiliates are not registered in the shareholders register or Loyalty Register of the company in the name of that Person or Reference Affiliate; and

(b)
such other information and/or documentation which the company may reasonably request in order to ascertain that a Person is indeed a Reference Affiliate of the Person concerned as well as the nature of the interest in the common shares held by the Person concerned and its Reference Affiliates.

For as long as the Person concerned has not complied with providing the information referred to under this Article 19.4, the right to make a binding nomination for the appointment of one or more Directors shall be suspended. If the previous sentence applies, the Board of Directors shall make a binding nomination in lieu of the persons listed in Article 19.3.

19.5	The binding nomination right of a Person as referred to under Article 19.3(a) up to (d) lapses upon a Change of Control of such Person.

19.6
If a Person and its Reference Affiliates (and, in case of EPF, FFP and their Reference Affiliates) no longer reach the relevant threshold(s) as referred to under Article 19.3(a) up to (d) as a result of any event or series of events (including any issue of new shares) other than a transfer (including transfer under universal title) of common shares held by such Person or its Reference Affiliates (and, in case of EPF, FFP and their Reference Affiliates) such event or series of events shall be disregarded for the purpose of determining whether that Person reaches the relevant threshold(s).

The binding nomination right of Bpifrance or EPF/FFP, if applicable, as referred to in Article 19.3(d) shall lapse six (6) years after the Effective Date.

19.7	Once lapsed in accordance with this Article 19, the binding nomination right of a Person as referred to under Article 19.3(a) up to (d) cannot be reinstated.

19.8
The general meeting may at all times overrule a binding nomination for the appointment of a Director by a two-thirds majority of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued share capital. If the nomination comprises one candidate for a vacancy, a resolution concerning the nomination shall result in the appointment of the candidate, unless the nomination is overruled. A second meeting as referred to in Section 2:120(3) DCC cannot be convened. Each time a binding nomination is overruled, the relevant shareholder(s)

of the company, as referred to under Article 19.3(a) up to (d), or the Board of Directors, as the case may be, may make a new binding nomination for such vacancy.

19.9
The general meeting shall at all times have power to suspend or to dismiss any Director. A resolution of the general meeting to suspend or dismiss a Director appointed upon a binding nomination shall require a majority of at least two-thirds of the votes cast, with such two-thirds majority of the votes cast representing more than half of the issued share capital, unless the person who made the binding nomination for such director supports the suspension or dismissal (as the case may be). A second meeting as referred to in Section 2:120(3) of the Dutch Civil Code cannot be convened.

19.10
Subject to Article 19.3(e) and the second sentence of this Article 19.10, the term of office of Directors will be for a period of two (2) years, unless the board of directors determines otherwise, provided that his term of office shall lapse immediately after the close of the first annual general meeting held after two (2) years have lapsed since his appointment.

A Director appointed upon a binding nomination by a Person as referred to under Article 19.3(a) up to (d) will resign at the earlier of (i) the end of the term referred to in the previous sentence, (ii) ten (10) days after the date that Person and its Reference Affiliates (and, in case of EPF, FFP and their Reference Affiliates) no longer reach the relevant threshold(s) as referred to under Article 19.3(a) up to (c) or (iii) only with respect to a Director appointed upon a binding nomination as referred to under Article 19.3(d), six years after the Effective Date.
If as a result of resignations or other reasons the majority of the Directors appointed is no longer in office, a general meeting will be convened on an urgent basis by the Directors still in office for the purpose of appointing a new Board of Directors. In such case, the term of office of all Directors in office that are not reappointed at that general meeting will be deemed to have expired at the end of the relevant meeting. Each Director may be reappointed for an unlimited number of terms.

19.11	The company shall have a policy in respect of the remuneration of the Directors. Such remuneration policy shall be adopted by the general meeting with an absolute majority of the votes cast.

19.12
With due observation of the remuneration policy referred to in Article 19.11 and the provisions of law, including those in respect of allocation of responsibilities between executive and non-executive Directors, the Board of Directors may determine the remuneration for the Directors in respect of the performance of their duties, provided that nothing herein contained shall preclude any Directors from serving the company or any subsidiary or related company thereof in any other capacity and receiving compensation therefor and provided further that the executive Directors may not participate in the decision-making regarding the determination of the remuneration for the executive Directors.

19.13
The Board of Directors shall submit to the general meeting for its approval plans to award shares or the right to subscribe for shares. The plans shall at least set out the number of shares and rights to subscribe for shares that may be awarded to the Board of Directors and the criteria that shall apply to the award or any change thereto.

19.14	Failure to obtain the approval of the general meeting required under Article 19.13 shall not affect the powers of representation of the Board of Directors.

20.	Management, regulations and decision-making

20.1	The Board of Directors shall exercise its duties, including the oversight of the company, subject to the limitations contained in these Articles of Association.

20.2
The chairman of the Board of Directors as referred to by law shall be a non-executive Director and shall have the title Senior Independent Director. The Board of Directors may grant other titles to the Directors. The Board of Directors may furthermore appoint or delegate the appointment of a Secretary, who need not be selected from among its members.

The Board of Directors shall draw up board regulations to deal with matters that concern the Board of Directors internally.

20.3	The regulations shall include an allocation of tasks amongst the executive Directors and non-executive Directors and may provide for general or specific delegation of powers.

The regulations shall contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. Subject to Article 2.4, these regulations may provide that meetings may be held by telephone conference or video conference, provided that all participating Directors can follow the proceedings and participate in real time discussion of the items on the agenda.

20.4	The Board of Directors can only adopt valid resolutions when the majority of the Directors in office shall be present or represented at the meeting of the Board of Directors.

20.5	A Director may be represented by a co-Director if authorized in writing; provided that a Director may not act as proxy for more than one co-Director.

20.6
All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, unless provided otherwise in the regulations. Each Director shall have one (1) vote.

20.7
The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object in writing to the resolution being adopted in this way prior to the adoption of the resolution.

20.8	The Board of Directors shall require the approval of the general meeting for resolutions concerning an important change in the company's identity or character, including in any case:

(a)	the transfer to a third party of the business of the company or practically the entire business of the company;

(b)
the entry into or breaking off of any long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry or breaking off is of far-reaching importance to the company;

(c)
the acquisition or disposal by the company or a subsidiary of an interest in the share capital of a company with a value of at least one/third of the company's assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of the company.

20.9	Failure to obtain the approval required under Article 20.8 shall not affect the powers of representation of the Board of Directors.

20.10
In the event of receipt by the Board of Directors of a third party offer to acquire a business or one or more subsidiaries for an amount in excess of the threshold referred to in Article 20.8 sub (c), the Board of Directors shall, if and when such bid is made public, at its earliest convenience or otherwise in compliance with applicable law issue a public position statement in respect of such offer.

20.11
Subject to Article 19.10, if the office(s) of one or more Directors be vacated or if one or more Directors be otherwise unavailable, the remaining Directors or the remaining Director shall have the full power of the Board of Directors without interruption, provided however that in such event the Board of Directors shall have power to designate one or more Persons to temporarily assist the remaining Director(s) to manage the company. If the offices of all Directors be vacated or if all Directors be otherwise unable to act, the management shall temporarily be vested in the Person or Persons whom the general meeting shall appoint for that purpose.

20.12
A Director shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that Director and the company and the enterprise connected with it. If there is such personal conflict of interest in respect of all Directors, the preceding sentence does not apply and the Board of Directors shall maintain its authority, subject to the approval of the general meeting.

21.	Committees

21.1	The Board of Directors shall have power to appoint any committees, composed of Directors and officers of the company and of group companies.

21.2	The Board of Directors shall determine the specific functions, tasks and procedures, as well as the duration of any of the committees referred to in this Article 21.

22.	Representation

22.1	The general authority to represent the company shall be vested in the Board of Directors and the Chief Executive Officer acting individually.

22.2
The Board of Directors or the Chief Executive Officer may also confer authority to represent the company, jointly or severally, to one or more individuals (procuratiehouders) who would thereby be granted powers of representation with respect to such acts or categories of acts as the Board of Directors or the Chief Executive Officer may determine and shall notify to the Dutch trade register. Such authority may be revoked provided that any authority conferred by the Board of Directors may be revoked only by the Board of Directors.

23.	Indemnity

23.1	The company shall indemnify any and all of its Directors, officers, former Directors, former officers (including former directors and officers of Peugeot S.A., which has merged into the company) and any Person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor, who were or are made a party or are threatened to be made a party to or are involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each a Proceeding), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

23.2
Indemnification under this Article 23 shall continue as to any Person who has ceased to serve in the capacity which initially entitled such Person to indemnity under Article 23.1 related to and arising from such Person's activities while acting in such capacity. No amendment, modification or repeal of this Article 23 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

23.3
Notwithstanding Article 23.1 hereof, no indemnification shall be made in respect of any claim, issue or matter as to which such Person shall be adjudged by the competent court or, in the event of arbitration, by an arbiter, in a final and non-appealable decision, to be liable for gross negligence or wilful misconduct in the performance of such Person’s duty to the company.

23.4
The right to indemnification conferred in this Article 23 shall include a right to be paid or reimbursed by the company for any and all reasonable and documented expenses incurred by any Person entitled to be indemnified under this Article 23 who was, or is threatened, to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to such Person's ultimate entitlement to indemnification; provided, however, that such Person shall undertake to repay all amounts so advanced if it shall ultimately be determined that such Person is not entitled to be indemnified under this Article 23.

24.	General meeting

24.1	At least one (1) general meeting shall be held every year, which meeting shall be held within six (6) months after the close of the financial year.

24.2
Furthermore, general meetings shall be held in the case referred to in Section 2:108a DCC and as often as the Board of Directors, the Chairman, the Senior Independent Director or the Chief Executive Officer deems it necessary to hold them, without prejudice to what has been provided in Article 24.3.

24.3
Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital may request the Board of Directors, in writing, to call a general meeting, stating the matters to be dealt with.

If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court

(voorzieningenrechter van de rechtbank) to convene a general meeting. The interim provisions judge shall reject the application if he is not satisfied that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting.

24.4
General meetings shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands, and shall be called by the Board of Directors, the Chairman or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, no later than on the forty-second (42nd) day before the day of the meeting.

24.5
All convocations of general meetings and all announcements, notifications and communications to shareholders and other Persons entitled to attend the meeting shall be made by means of an announcement on the company’s corporate website and such announcement shall remain accessible until the relevant general meeting. Any communication to be addressed to the general meeting by virtue of law or these Articles of Association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the company’s corporate website and/or in a document made available for inspection at the office of the company and such other place(s) as the Board of Directors shall determine.

24.6
In addition to Article 24.5, convocations of general meetings may be sent to shareholders and other Persons entitled to attend the meeting through the use of an electronic means of communication to the address provided by such shareholders and other Persons to the company for this purpose.

24.7	The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.

24.8
An item proposed in writing by such number of shareholders and other Persons entitled to attend the meeting who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the company has received the relevant request or a proposed resolution, including the reasons for putting the relevant item on the agenda, no later than on the sixtieth (60th) day before the day of the meeting.

24.9	The agenda of the annual general meeting shall contain, inter alia, the following items:

(a)	non-binding advisory vote on the remuneration report;

(b)	adoption of the annual accounts;

(c)	granting of discharge to the Directors in respect of the performance of their duties in the relevant financial year;

(d)	if applicable, the appointment of Directors;

(e)	discussion of the policy of the company on additions to reserves and on dividends, if any;

(f)	if applicable, the proposal to pay a dividend;

(g)	if applicable, discussion of any substantial change in the corporate governance structure of the company; and

(h)	any matters decided upon by the Person(s) convening the meeting and any matters placed on the agenda with due observance of Article 24.8.

24.10
The Board of Directors shall provide the general meeting with all requested information, unless this would be contrary to an overriding interest of the company. If the Board of Directors invokes an overriding interest, it must give reasons.

24.11
If a right of approval is granted to the general meeting by law or these Articles of Association (for instance as referred to in Article 19.13 and Article 20.8) or the Board of Directors requests a delegation of powers or authorization (for instance as referred to in Article 7), the Board of Directors shall inform the general meeting by means of a circular or explanatory notes to the agenda of all facts and circumstances relevant to the approval, delegation or authorization to be granted.

24.12
For the purpose of Articles 24 and 25, Persons with the right to vote or attend meetings shall be considered those Persons who have these rights at the twenty-eighth day prior to the day of the meeting (the "Record Date") and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective whether they will have these rights at the date of the meeting (such Persons with the right to vote (including, for the avoidance of doubt, shareholders with voting rights), "Persons with Voting Rights" and each a "Person with Voting Rights"). In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other Persons entitled to attend the meeting may have themselves registered, the Final Registration Date for that general meeting and the manner in which the right to vote or attend the meeting can be exercised.

24.13
If a proposal to amend these Articles of Association is to be dealt with, a copy of that proposal, in which the proposed amendments are stated verbatim, shall be made available for inspection to the shareholders and other Persons entitled to attend the meeting, at the office of the company and on the website of the company, as from the day the general meeting is called until after the close of that meeting. Upon request, each of them shall be entitled to obtain a copy thereof, without charge.

25.	Meetings of holders of shares of a specific class

25.1	Meetings of holders of a specific class must be held as frequently and whenever such a meeting is required by virtue of any statutory regulation or any regulation in these Articles of Association.

25.2	In deviation of Article 24.4, meetings of holders of a specific class may be convened no later than on the sixth (6th) day before the day of the meeting.

25.3	The provisions of Article 24, except for Articles 24.1, 24.4 (when it concerns the notice period) and 24.9, apply mutatis mutandis to the meeting of holders of shares of a specific class.

26.	Chairman, minutes, rights, admittance and voting

26.1
The general meeting shall be presided over by the Chairman or, in his absence, by the Senior Independent Director, or in the absence of both the Chairman and the Senior Independent Director, by the Person chosen by the Board of Directors to act as chairman for such meeting.

26.2
One of the Persons present designated for that purpose by the chairman of the meeting shall act as secretary of the meeting and take minutes of the business transacted. The minutes shall be adopted by the chairman of the meeting and the secretary of the meeting and signed by them in witness thereof.

26.3
The minutes of the general meeting shall be made available, on request, to the shareholders no later than three (3) months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three (3) months. The minutes shall then be adopted in the manner as described in Article 26.2.

26.4	If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary.

26.5
As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders and other Persons entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the Board of Directors on the day mentioned in the convening notice.

26.6
Shareholders and other Persons entitled to attend the meetings may procure to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

26.7	The chairman of the meeting shall decide on the admittance to the meeting of Persons other than those who are entitled to attend.

26.8
For each general meeting, the Board of Directors may decide that shareholders and other Persons entitled to attend the meeting shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders and other Persons who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each general meeting decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing two sentences applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

26.9
Prior to being allowed admittance to a meeting, a shareholder and each other Person entitled to attend the meeting, or their attorney, shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each shareholder and other Person attending a meeting by the use of electronic means of communication and identified in accordance with Article 26.8 shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a shareholder or another Person entitled to attend the meeting, the name(s) of the Person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other Persons present at the meeting.

26.10
The chairman of the meeting may determine the time for which shareholders and others entitled to attend the general meeting may speak if he considers this desirable with a view to the order by conduct of the meeting as well as other procedures that the chairman considers desirable for the efficient and orderly conduct of the business of the meeting.

26.11	Every share (whether common or special voting) shall confer the right to cast one (1) vote.

Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented.

26.12	All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified in these Articles of Association or the DCC.

Blank votes shall not be counted as votes cast.

26.13	All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

26.14	Voting by acclamation shall be permitted if none of the shareholders present or represented objects.

26.15
No voting rights shall be exercised in the general meeting for shares or depositary receipts thereof owned by the company or by a subsidiary. Pledgees and usufructuaries of shares owned by the company and its subsidiaries shall however not be excluded from exercising their voting rights, if the right of pledge or usufruct was created before the shares were owned by the company or a subsidiary. Neither the company nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.

26.16	Without prejudice to the other provisions of this Article 26, the company shall determine for each resolution passed:

(a)	the number of shares on which valid votes have been cast;

(b)	the percentage that the number of shares as referred to under (a) represents in the issued share capital;

(c)	the aggregate number of votes validly cast; and

(d)	the aggregate number of votes cast in favour of and against a resolution, as well as the number of abstentions.

27.	Audit

27.1
The general meeting shall appoint an accountant to examine the annual accounts drawn up by the Board of Directors, to report thereon to the Board of Directors, and to express an opinion with regard thereto.

27.2	If the general meeting fails to appoint the accountant as referred to in Article 27.1, this appointment shall be made by the Board of Directors.

27.3
To the extent permitted by law, the appointment provided for in Article 27.1 may be cancelled by the general meeting and if the appointment has been made by the Board of Directors, by the Board of Directors.

27.4
If present, the accountant may be questioned by the general meeting in relation to the accountant’s statement on the fairness of the annual accounts. The accountant shall therefore be invited to attend the general meeting convened for the adoption of the annual accounts.

28.	Financial year, annual accounts and distribution of profits

28.1	The financial year of the company shall coincide with the calendar year.

28.2
The Board of Directors shall annually close the books of the company as at the last day of every financial year and shall within four (4) months thereafter draw up annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes. Within such four (4) month period the Board of Directors shall publish the annual accounts, including the accountant’s certificate, the management report and any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which common shares are listed.

28.3	The company shall publish its annual accounts and management report and the other documents referred to in Section 2:392 DCC in the English language and in accordance with Section 2:394 DCC.

28.4
If the activity of the company or the international structure of its group justifies the same as determined by the Board of Directors, its annual accounts or its consolidated accounts may be prepared in a foreign currency.

28.5	The annual accounts shall be signed by all the Directors; should any signature be missing, then this shall be mentioned in the annual accounts, stating the reason.

28.6
The company shall ensure that the annual accounts, the management report and the other data referred to in Article 28.2 and the statements are available at its office as from the date on which the general meeting at which they are intended to be dealt with is called, as well as on the website of the company. The shareholders and those entitled to attend general meetings shall be permitted to inspect these documents at the company’s office and to obtain copies thereof free of charge.

28.7	The general meeting shall adopt the annual accounts.

29.	Reserves and profits

29.1
The company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. Without prejudice to the next sentence, no distribution shall be made from the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

29.2
The company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the company. Distributions from the special dividend reserve shall be made exclusively to the holders of special voting shares in proportion to the aggregate nominal value of their special voting shares. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares.

29.3	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

29.4
The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal value of all special voting shares outstanding at the end of the financial year to which the annual accounts pertain. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

29.5	Any profits remaining thereafter shall be at the disposal of the general meeting for distribution of profits on the common shares only, subject to the provision of Article 29.8.

29.6
Subject to a prior proposal of the Board of Directors, the general meeting may declare and pay distributions of profits and other distributions in United States Dollars. Furthermore, subject to the approval of the general meeting and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 7, the Board of Directors may decide that a distribution shall be made other than in cash, including, without limitation, in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or other than in cash.

29.7
The company shall only have power to make distributions to shareholders and other Persons entitled to distributable profits to the extent the company's equity exceeds the sum of the paid in and called up part of the share capital and the reserves that must be maintained pursuant to Dutch law and these Articles of Association. No distribution of profits or other distributions may be made to the company itself for shares that the company holds in its own share capital.

29.8	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

29.9
The Board of Directors shall have power to declare one or more interim distributions, provided that the requirements of Article 29.7 are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Section 2:105 paragraph 4 DCC, taking into account Article 29.4, and provided further that the policy of the company on additions to reserves and distributions of profits is duly observed. The provisions of Articles 29.2 and 29.3 shall apply mutatis mutandis.

29.10
The Board of Directors may determine that distributions are made from the company's share premium reserve or from any other reserve (other than the special capital reserve, to which Article 25.2 applies), provided that payments from the reserves other than the special dividend reserve may only be made to the holders of common shares.

29.11
Distributions of profits and other distributions shall be made payable in the manner and at such date(s) - within four (4) weeks after declaration thereof - and notice thereof shall be given, as the general meeting, or in the case of interim distributions, the Board of Directors shall determine.

29.12	Distributions of profits and other distributions, which have not been collected within five (5) years and one (1) day after the same have become payable, shall become the property of the company.

30.	Amendment of the Articles of Association

30.1
A resolution to amend these Articles of Association can only be passed by a general meeting pursuant to a prior proposal of the Board of Directors with an absolute majority of the votes cast, provided that a resolution to amend Articles 2.3 or 2.4 of these Articles of Association shall require a majority of at least two-thirds of the votes cast.

30.2
A specific right of Exor, EPF/FFP, and/or Bpifrance, as the case may be, set out in these Articles of Association, cannot be amended without the prior written approval of Exor, EPF/FFP, and/or Bpifrance, as the case may be, until the date such right has lapsed as described in these Articles of Association. For so long as any of Exor, EPF/FFP, or Bpifrance benefits from any specific right under these Articles of Association, any amendment of this Article 30.2 shall require its prior written consent.

31.	Dissolution and winding-up

31.1
A resolution to dissolve the company can only be passed by a general meeting pursuant to a prior proposal of the Board of Directors. In the event a resolution is passed to dissolve the company, the Directors shall become liquidators (vereffenaars) of the dissolved company’s property, unless the general meeting resolves otherwise.

31.2	The general meeting shall appoint and decide on the remuneration of the liquidators.

31.3	Until the winding-up of the company has been completed, these Articles of Association shall to the extent possible, remain in full force and effect.

31.4	Whatever remains of the company's equity after all its debts have been discharged:

(a)
shall first be applied to distribute the aggregate balance of share premium reserves and other reserves than the special voting shares dividend reserve of the company to the holders of common shares in proportion to the aggregate nominal value of the common shares held by each of them;

(b)
secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the common shares will be distributed to the holders of common shares in proportion to the aggregate nominal value of common shares held by each of them;

(c)
thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them;

(d)
fourthly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and

(e)	lastly, the balance remaining will be distributed to the holders of the common shares in proportion to the aggregate nominal value of common shares held by each of them.

31.5	After the company has ceased to exist the books and records of the company shall remain in the custody of the Person designated for that purpose by the liquidators for the period provided by law.

31.6	In addition, the liquidation shall be subject to the relevant provisions of Book 2, Title 1, DCC.

32.	Transitional provision.

Until the Board of Directors has deposited a declaration at the Dutch Trade Register that the Global Works Council has been installed, Article 19.3 paragraph (e) shall read as follows:

19.3 (e)
one (1) non-executive Director shall be appointed upon a nomination by the [●] and one (1) non-executive Director shall be appointed upon a nomination by the [●], each for a term of four (4) years as of the Effective Date. In the event of a vacancy during the term referred to in the previous sentence, the relevant works council may make a nomination for a person to fill the vacancy for the remainder of the term aforementioned.

33.	Transitional provision.

33.1	If Exor and its Reference Affiliates jointly held less than five percent (5%) of the issued and outstanding common shares at the Effective Date, Exor shall not have any rights under Article 19.3(a).

33.2
If EPF, FFP and their respective Reference Affiliates jointly held less than five percent (5%) of the issued and outstanding common shares at the Effective Date, EPF/FFP shall not have any rights under Article 19.3(b).

33.3
If Bpifrance and its Reference Affiliates jointly held less than five percent (5%) of the issued and outstanding common shares at the Effective Date, Bpifrance shall not have any rights under Article 19.3(c).

EXHIBIT A-2

FORM OF TERMS AND CONDITIONS OF SPECIAL VOTING SHARES OF DUTCHCO

[●] N.V.

SPECIAL VOTING SHARES - TERMS AND CONDITIONS [ TBD any amendments in connection with the listing on Euronext (Paris).]

These terms and conditions will apply to the issuance, allocation, acquisition, holding, repurchase and transfer of special voting and common shares in the share capital of [●] N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat in Amsterdam, the Netherlands, and its address at [●].

1	DEFINITIONS AND INTERPRETATION

1.1	In these terms and conditions the following words and expressions shall have the following meanings, except if the context requires otherwise:

Affiliate
with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing;

Agent	the bank, depositary or trust appointed by the Board from time to time and in relation to the relevant jurisdiction in which Company’s shares are listed for trading;

Articles of Association	the articles of association of the Company as in effect from time to time;

Board	the board of directors of the Company;

Broker	the financial institution or broker at which the relevant Shareholder operates his securities account;

Business Day	a calendar day which is not a Saturday or a Sunday or a public holiday in the State of New York, France, the Netherlands or any jurisdiction in which the Company’s shares are listed for trading;

Change of Control	has the meaning set out in the Articles of Association;

Change of Control Notification	a notification to be made by a Qualifying Shareholder in respect of whom a Change of Control has occurred,

in accordance with the form annexed hereto as Exhibit E;

Class A Special Voting Shares	class A special voting shares in the share capital of the company;

Class B Special Voting Shares	class B special voting shares in the share capital of the company;

Common Shares	common shares in the share capital of the Company;

Company
[●] N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat in Amsterdam, the Netherlands, and its address at [●];

Compensation Amount	has the meaning set out in clause 10;

Deed of Allocation	a private deed of allocation (onderhandse akte van toekenning) of Special Voting Shares, substantially in the form as annexed hereto as Exhibit B;

Deed of Withdrawal	a private deed of repurchase and transfer (onderhandse akte van inkoop en overdracht) of Special Voting Shares, substantially in the form as annexed hereto as Exhibit D;

De-Registration Form	a form to be completed by a Shareholder requesting to de-register some or all of his Common Shares from the Loyalty Register, substantially in the form as annexed hereto as Exhibit C;

De-Registration Request	has the meaning set out in clause 7.1;

DTC	The Depository Trust Company;

Effective Date	the date on which the cross border statutory merger (grensoverschrijdende juridische fusie) pursuant to which PSA (as disappearing entity) has merged into the Company became effective;

Electing Common Shares	Common Shares registered in the Loyalty Register for the purpose of becoming Qualifying Common Shares in accordance with the Articles of Association;

Election Forms	a form to be completed by a Shareholder requesting the Company to register some or all of his Common Shares in the Loyalty Register, substantially in the form as annexed hereto as Exhibit A;

Euronext (Paris)	[●];

Loyalty Intermediary Account	any securities account designated by the Company for the purpose of keeping in custody the Common Shares registered in the Loyalty Register;

Loyalty Register	has the meaning set out in the Articles of Association;

Loyalty Transferee	has the meaning set out in the Articles of Association;

MT	Monte Titoli S.p.A., the Italian central securities depositary;

Power of Attorney
a power of attorney pursuant to which a Shareholder irrevocably authorizes and instructs the Agent to represent such Shareholder and act on such Shareholder’s behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Shares and/or Common Shares in accordance with and pursuant to these Terms and Conditions, as referred to in clause 4.4;

PSA	Peugeot S.A.;

Qualifying Common Shares
with respect to any Shareholder, the number of Electing Common Shares that has for an uninterrupted period of at least three (3) years, been registered in the Loyalty Register in the name of such Shareholder or its Loyalty Transferee(s) and continue to be so registered. For the avoidance of doubt, it is not necessary that specific Common Shares satisfy the requirements as referred to in the preceding sentence in order for a number of Common Shares to qualify as Qualifying Common Shares; accordingly, it is permissible for Common Shares to be substituted into the Loyalty Register for different Common Shares without affecting the total number of Qualifying Common Shares or the total number of Common Shares that would become Qualifying Common Shares after an uninterrupted period of at least three (3) years after registration in the Loyalty Register, held by the Shareholder or its Loyalty Transferee(s);

Qualification Date	has the meaning as set out in clause 5.1;

Qualifying Shareholder	a holder of one or more Qualifying Common Shares;

Reference Price	the average closing price of a Common Share on the New York Stock Exchange calculated on the basis of the period of 20 trading days prior to the day of the breach as referred to in clause 10 or, if such day is not a Business Day, the preceding Business Day;

Regular Trading System	the system maintained and operated by DTC or the direct registration system maintained by the Agent, as applicable;

Request	has the meaning as set out in clause 4.1;

Shareholder	a holder of one or more Common Shares;

Special Voting Shares	Class A Special Voting Shares and Class B Special Voting Shares in the share capital of the Company;

SVS Foundation	[Stichting [●] SVS]; Note to draft: Name of SVS Foundation to be determined.

Terms and Conditions	the terms and conditions established by this deed as they currently read and may be amended from time to time.

1.2	In these Terms and Conditions, unless the context requires otherwise:

(a)	references to a person shall be construed so as to include any individual, firm, legal entity (wherever formed or incorporated), governmental entity, joint venture, association or partnership;

(b)	the headings are inserted for convenience only and shall not affect the construction of this agreement;

(c)	the singular shall include the plural and vice versa;

(d)	references to one gender include all genders; and

(e)	references to times of the day are to local time in the relevant jurisdiction unless otherwise stated.

2 PURPOSE OF SPECIAL VOTING SHARES

The purpose of the Special Voting Shares is to reward long-term ownership of Common Shares and to promote stability of the Company’s shareholder base.

3 ROLE OF AGENT

3.1
The Agent shall on behalf of the Company and the SVS Foundation manage, organize and administer the Loyalty Register and process the issuance, allocation, acquisition, sale, repurchase and transfer of Special Voting Shares and the transfer of Common Shares in accordance with these Terms and Conditions. In this respect, the Agent will represent the Company and the SVS Foundation and process and sign on behalf of the Company and the SVS Foundation all relevant documentation in respect of the Loyalty Intermediary Account, the Loyalty Register, the Special Voting Shares and the Common Shares, including - without limitation - deeds, confirmations, acknowledgements, transfer forms and entries in the Company’s register of shareholders.

3.2
In accordance with the Power of Attorney (as referred to in clause 4.4), the Agent shall accept instructions from Shareholders to act on their behalf in connection with the issuance, allocation, acquisition, sale, repurchase and transfer of Special Voting Shares and the transfer of Common Shares in accordance with these Terms and Conditions.

3.3	The Board shall ensure that up-to-date contact details of the Agent will be published on the Company’s corporate website.

4 APPLICATION FOR SPECIAL VOTING SHARES - LOYALTY REGISTER

4.1
Subject to clause 4.2, a Shareholder may at any time opt to become eligible for Special Voting Shares by requesting the Agent, acting on behalf of the Company, to register all or some of his Common Shares in the Loyalty Register. Such a request (a Request) will need to be made by the relevant Shareholder through its Broker, by submitting (i) a duly completed Election Form and (ii) a confirmation from the relevant Shareholder’s Broker that such Shareholder holds title to the number of Common Shares included in the Request.

4.2
During the period starting the day after the annual general meeting of the Company to be held in 2020 until the Effective Date, no Shareholder can opt to become eligible for Special Voting Shares, nor the Agent, acting on behalf of the Company can register all or some of the Common Shares in the Loyalty Register as set out in clause 4.1. [Note to draft: Subject to shareholder approval to be voted on at the AGM 2020.]

4.3
In respect of any number of Common Shares which are registered in the direct registration system maintained by the Agent, a Request may also be made by a Shareholder directly to the Agent, acting on behalf of the Company (i.e. not through the intermediary services of a Broker), provided, however, that the Agent may in such case set additional rules and procedures to validate any such Request, including - without limitation - the verification of the identity of the relevant Shareholder, the evidence with respect to such Shareholder’s title to the number of Common Shares, included in the Request and the authenticity of such Shareholder’s submission.

4.4
Together with the Election Form, the relevant Shareholder must submit a duly signed Power of Attorney, irrevocably instructing and authorizing the Agent to act on his behalf and to represent him in connection with the issuance, allocation, acquisition, sale, transfer and repurchase of Special Voting Shares and the transfer of a designated number of Common Shares from the Regular Trading System or to the Loyalty Intermediary Account (as applicable), and vice versa, in accordance with and pursuant to these Terms and Conditions, and to sign on behalf of the relevant Shareholder all relevant documentation in respect of the Loyalty Intermediary Account, the Loyalty Register, the Special Voting Shares and the Common Shares, including - without limitation - deeds, confirmations, acknowledgements, transfer forms and entries in the Company’s register of shareholders.

4.5
The Company and the Agent may establish an electronic registration system in order to allow for the submission of Requests by email or other electronic means of communication. The Company will publish the procedure and details of any such electronic facility, including registration instructions, on its corporate website.

4.6
Upon receipt of the Election Form, the Broker confirmation, if applicable, as referred to in clause 4.1 and the Power of Attorney, the Agent will examine the same and use its reasonable efforts to inform the relevant Shareholder, through his Broker, as to whether the Request is accepted or rejected (and, if rejected, the reasons why) within ten Business Days of receipt of the above-mentioned documents. The Agent may reject a Request for reasons of incompleteness or incorrectness of the Election Form, the Power of Attorney or the Broker confirmation, if applicable, as referred to in clause 4.1 or in case of serious doubts with respect to the validity or authenticity of such documents. If the Agent requires further information from the relevant Shareholder in order to process the Request, then such Shareholder shall provide all necessary information and assistance required by the Agent in connection therewith.

4.7
If the Request is accepted, then the designated number of Common Shares will be taken out of the Regular Trading System or transferred to the Loyalty Intermediary Account (as applicable) and will be registered in the Loyalty Register in the name of the requesting Shareholder (and not in the name of any custodian, Broker, bank or nominee).

4.8
Without prejudice to clause 4.9, the transfer of Common Shares from the Regular Trading System or to the Loyalty Intermediary Account (as applicable) and the registration of Common Shares in the Loyalty Register will not affect the nature of such shares, nor any of the rights attached thereto. All Common Shares will continue to be part of the class of common shares in which they were issued, and any stock exchange listing or registration with the U.S. Securities and Exchange Commission shall continue to apply to such shares. All Common Shares shall be identical in all respects.

4.9	Once any number of Common Shares is included in the Loyalty Register by a Shareholder:

(a)
such Shareholder shall not, directly or indirectly, sell, dispose of, trade or transfer such number of Common Shares, or otherwise grant any right or interest therein (other than to a Loyalty Transferee of such Shareholder);

(b)
such Shareholder may create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over such Common Shares or any interest in any such Common Shares, provided that the voting rights in respect of such Common Shares remain with such Shareholder at all times; and

(c)
such Shareholder wanting to, directly or indirectly, sell, dispose of, trade or transfer such number of Common Shares (other than to a Loyalty Transferee), or create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over such Common Shares or any interest in any such Common Shares without maintaining the voting rights in respect of such Common Shares, will need, either directly or through such Shareholder’s Broker pursuant to a power of attorney, to submit a De-Registration Request as referred to in clause 7.1.

4.10
In addition to the procedures referred to in clauses 3.1 and 4.4, the Company and the Agent will establish a procedure with DTC and MT to facilitate the transfer of Common Shares in accordance with these Terms and Conditions.

5 SVS FOUNDATION

5.1	The SVS Foundation has the right to subscribe for newly issued Special Voting Shares up to the number of Special Voting Shares included in the Company's authorized share capital from time to time.

5.2
The SVS Foundation shall not exercise its option right or hold Special Voting Shares other than to facilitate the arrangement of Special Voting Shares as set forth in the Articles of Association and these Terms and Conditions.

6 ALLOCATION OF SPECIAL VOTING SHARES

6.1
As per the date on which a number of Common Shares has been registered in the Loyalty Register in the name of one and the same Shareholder or a Loyalty Transferee of such Shareholder for an uninterrupted period of three years (the Qualification Date), such number of Common Shares will become Qualifying Common Shares and the holder thereof will be entitled to receive one Special Voting Share in respect of each of such Qualifying Common Shares and therefore any transfer of such number of Common Shares between such Shareholder and any Loyalty Transferee shall not be deemed to interrupt the three year period referred to in this clause 5.1.

6.2
On the Qualification Date, the Agent will, on behalf of both the Company, the SVS Foundation and the relevant Qualifying Shareholder, process the execution of a Deed of Allocation pursuant to which such number of Special Voting Shares will be allocated to the Qualifying Shareholder as will correspond to the number of newly Qualifying Common Shares.

6.3
Any allocation of Special Voting Shares to a Qualifying Shareholder will be effectuated for no consideration (om niet) and be subject to these Terms and Conditions. The par value of newly issued Special Voting Shares will be funded out of, and debited to, the part of the reserves of the Company that is labelled “Special Capital Reserve”.

6.4	[As per the Effective Date, only Class A Special Voting Shares will be allocated to a Qualifying Shareholder.]

7 CANCELLATION OF ALL SPECIAL VOTING SHARES

7.1	Subject to clause 7.2, all Class A Special Voting Shares may be cancelled by the Company at any time.

7.2
Cancellation of the Class A Special Voting Shares requires a resolution of the general meeting of the Company. The resolution of the general meeting of the Company is subject to the approval of the meeting of holders of Class A Special Voting Shares, as further set out in the articles of association of the Company.

7.3	Cancellation of all Class A Special Voting Shares shall take place without the repayment of the nominal value of the Class A Special Voting Shares.

8 DE-REGISTRATION - WITHDRAWAL OF SPECIAL VOTING SHARES

8.1
A Shareholder with Common Shares registered in the Loyalty Register may at any time request the Agent acting on behalf of the Company to de-register some or all of such Common Shares registered in the Loyalty Register and, to the extent that the relevant Common Shares are held outside the Regular Trading System, to transfer such Common Shares back to the Regular Trading Register. Such a request (a De-Registration Request) must be made by the relevant Shareholder through its Broker, by submitting a duly completed De-Registration Form.

8.2
A De-Registration Request may also be made by a Shareholder directly to the Agent acting on behalf of the Company (i.e. not through the intermediary services of a Broker); provided, however, that the Agent may in such case set additional rules and procedures to validate any such De-Registration Request, including - without limitation - the verification of the identity of the relevant Shareholder and the authenticity of such Shareholder’s submission.

8.3
By means of and immediately upon a Shareholder submitting the De-Registration Form, such Shareholder shall have waived all rights to cast any votes that accrue to the Special Voting Shares concerned in the De-Registration Form.

8.4
Upon receipt of the duly completed De-Registration Form, the Agent will examine the same and procure that such number of Common Shares as specified in the De-Registration Form will be transferred from the Loyalty Intermediary Account, or, if the relevant Common Shares are held outside the Regular Trading System, to the Regular Trading System, as promptly as practicable, but in any event within three Business Days of receipt of the De-Registration Form.

8.5
Upon de-registration from the Loyalty Register, such Common Shares will no longer qualify as Electing Common Shares or Qualifying Common Shares, as the case may be, and the holder of the relevant shares will no longer be entitled to hold a corresponding number of Special Voting Shares allocated in respect of any such Common Shares which qualify as Qualifying Common Shares and will be bound to offer and transfer such number of Special Voting Shares to the Company, and the Company will accept and acquire such number of Special Voting Shares, for no consideration (om niet).

8.6
The offering and transfer of the Special Voting Shares referred to in clause 8.5 by the relevant Shareholder to the Company and the repurchase and acquisition of such shares by the Company will be processed by the Agent on behalf of both the Company and the relevant Shareholder, by execution of a Deed of Withdrawal.

8.7
Upon completion of the repurchase of Special Voting Shares as referred to in clauses 8.5 and 8.6, the Company may proceed with the withdrawal and cancellation of such shares or, alternatively, continue to hold such shares as treasury stock until their disposal in accordance with the Articles of Association and these Terms and Conditions.

8.8
If the Company determines (in its discretion) that a Shareholder has taken any action a principal purpose of which is to avoid the application of clause 4.9 under (b) regarding transfer restrictions, clause 9 regarding transfer restrictions or clause 10 regarding a Change of Control of such Shareholder, the Company may instruct the Agent to transfer such Shareholder’s number of Common Shares registered in the Loyalty Register from the Loyalty Intermediary Account, or, if the relevant Common Shares are held outside the Regular Trading System, to the Regular Trading System and such Shareholder shall immediately be deemed to have (i) waived all rights to cast any votes that accrue to any Special Voting Shares allocated in respect of such number of Common Shares and (ii) transferred such Special Voting Shares allocated in respect thereof to the Company for no consideration (om niet).

8.9
For the avoidance of doubt, no Shareholder required to transfer Special Voting Shares pursuant to clause 8.5 or clause 8.8 shall be entitled to any purchase price referred to in the articles 6.5 or 14.5 of the Articles of Association for such Special Voting Shares and each Shareholder waives its rights in that respect, which waiver the Company hereby accepts and authorizes the Agent to take any and all actions in respect of the Common Shares and Special Voting Shares to give effect to the Terms and Conditions.

9 TRANSFER RESTRICTIONS

9.1
In view of the purpose of the Special Voting Shares (as set out in clause 2) and the obligation of a Shareholder to re-transfer his Special Voting Shares to the Company as referred to in clauses 8.5, 8.8 and 10, no Shareholder shall, directly or indirectly:

(a)	sell, dispose of or transfer any Special Voting Share or otherwise grant any right or interest therein; or

(b)	create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any Special Voting Share or any interest in any Special Voting Share.

Notwithstanding the foregoing, upon any transfer of Qualifying Common Shares to a Loyalty Transferee in accordance with the terms hereof, the associated Special Voting Shares shall also be transferred to such Loyalty Transferee.

10 CHANGE OF CONTROL

10.1
Upon the occurrence of a Change of Control in respect of a Qualifying Shareholder or a Shareholder with Common Shares registered in the Loyalty Register, such Shareholder must promptly notify the Agent and the Company thereof, by submitting a Change of Control Notification, and must make a De-Registration Request as referred to in clauses 8.1 and 8.2.

10.2	The procedures described in clauses, 8.3, 8.4, 8.5, 8.6, 8.7 and 8.9 will apply accordingly to the De-Registration Request submitted pursuant to clause 10.1.

10.3
Notwithstanding that the Agent and the Company have not received a Change of Control Notification, upon the Company becoming aware that a Change of Control has occurred, the Company may provide the Agent with notice thereof and instruct the Agent to transfer such Shareholder’s shares registered in the Loyalty Register from the Loyalty Intermediary Account, or, if the relevant Common Shares are held outside the Regular Trading System, to the Regular Trading System, in which case the procedures of clauses 8.8 and 8.9 will apply mutatis mutandis.

11 BREACH, COMPENSATION PAYMENT

In the event of a breach of any of the covenants set out in clauses 4.9, 8.3, 8.5, 9.1 and 10.1, the relevant Shareholder shall without prejudice to the Company’s right to request specific performance, be bound to pay to the Company an amount equal to the Reference Price multiplied by the number of Special Voting Shares that are affected by the relevant breach (the Compensation Amount).

The above-mentioned obligation to pay the Compensation Amount shall constitute a penalty clause (boetebeding) as referred to in article 6:91 of the Dutch Civil Code. The Compensation Amount payment shall be deemed to be in lieu of, and not in addition to, any liability (schadevergoedingsplicht) of the relevant Shareholder towards the Company in respect of the relevant breach - so that the provisions of this clause 10 shall be deemed to be a "liquidated damages" clause (schadevergoedingsbeding) and not a "punitive damages" clause (strafbeding).

The provisions of article 6:92, paragraphs 1 and 3 of the Dutch Civil Code shall, to the maximum extent possible, not apply.

12 LOYALTY REGISTER

The Agent, acting on behalf of the Company, shall keep the Loyalty Register up to date.

13 AMENDMENT OF THESE TERMS AND CONDITIONS

13.1	These Terms and Conditions have been set by the Board on [●] and have been approved by the general meeting of the Company on [●] and became effective on the Effective Date.

13.2
These Terms and Conditions may be amended pursuant to a resolution by the Board, provided, however, that any amendment that is not merely technical and is material to Shareholders that are registered in the Loyalty Register, will be subject to the approval of the general meeting of the Company unless such amendment is required to ensure compliance with applicable law or regulations or the listing rules of any securities exchange on which the Common Shares are listed.

13.3	Any amendment of the Terms and Conditions shall require a private deed to that effect.

13.4	The Company shall publish any amendment of these Terms and Conditions on the Company’s corporate website and notify the Qualifying Shareholders of any such amendment through their Brokers.

14 COSTS

All costs of the Agent in connection with these Terms and Conditions, any Power of Attorney and any Deed of Allocation and Deed of Withdrawal, shall be for the account of the Company. Any other costs shall be for the account of the relevant Shareholder.

15 GOVERNING LAW, DISPUTES

15.1	These Terms and Conditions are governed by and construed in accordance with the laws of the Netherlands.

15.2
Any dispute in connection with these Terms and Conditions and/or the Special Voting Shares and/or Common Shares and/or Qualifying Common Shares will be brought before the courts of Amsterdam, the Netherlands.

EXHIBIT A
ELECTION FORM

-	Election Form with regard to Common Share traded on New York Stock Exchange (NYSE)

-	Election Form with regard to Common Share traded on Mercato Telematico Azionario (MTA)

-	Election Form with regard to Common Share traded on Euronext (Paris) [To be included]

●
PO BOX ●
●

Date:

Company: [●] N.V. Registration:
Holder Account:
Number:
Document I.D.:
Our Reference:

Dear Shareholder:

Please read, complete and sign this Election Form in accordance with the instructions contained herein, to elect to receive special voting shares in the capital of [●] N.V. (the Company).

This Election Form should be read in conjunction with the Special Voting Shares Terms and Conditions, which documentation is available on the investor relations page on the corporate website of the Company www.●.com.

Please send the completed Election Form to: Computershare
PO Box ●
●

By submitting this Election Form you are hereby requesting to obtain special voting shares in the share capital of the Company.
If you do not correctly complete this Election Form or if this Election Form is not received by Computershare, the common shares in the share capital of the Company for which you elect registration will not be registered in the loyalty register of the Company.

Questions can be directed to toll free within the US: [855-807-3164] or outside the US: [732-491-0514]. Our telephone representatives are available on business days between the hours of 8:30 a.m. and 5:00 p.m. EST. Our automated phone system is available 24 hours a day, 7 days a week, but it is only appropriate for getting routine information.

Sincerely,

Service Representative

Enclosure: Election form (Form code)

ELECTION FORM
FOR THE REGISTRATION OF COMMON SHARES IN THE SHARE CAPITAL OF [●] N.V. (THE ‘COMPANY’)
ON THE UNITED STATES LOYALTY REGISTER

Return this completed Election Form accompanied by your DRS Statement to:
Computershare
P.O. Box ●
●

Registered Owner:
Registered Owner Address:
Account Number:
Issue ID:

NUMBER OF COMMON SHARES IN THE SHARE CAPITAL OF THE COMPANY FOR WHICH YOU ELECT TO RECEIVE SPECIAL VOTING SHARES IN THE SHARE CAPITAL OF THE COMPANY

Please print the number of common shares in the share capital of the Company held in your name as to which you elect to be registered in the loyalty register (the Loyalty Register) of the Company.

Number of common shares: …………………… (the Electing Common Shares).

If this form is completed improperly, then such holder(s) will not be considered to have made a proper election.

If the Electing Common Shares are currently held with a broker in DTC the broker must first withdraw the Electing Common Shares from DTC and register the Electing Common Shares in the shareholder’s name. The shareholder will be sent a DRS statement. The shareholder must then send the DRS statement and this completed election form to Computershare Inc.

If the number of Electing Common Shares is less than the number of common shares in the share capital of the Company in your account a new DRS statement will be generated reflecting the transaction.

DECLARATION AND POWER OF ATTORNEY

By returning this Election Form, duly completed, you irrevocably and unconditionally:

(a)	agree to be bound by the Special Voting Shares Terms and Conditions, as may be amended from time to time, as published on the Company’s website; and

(b)
authorize and instruct Computershare Inc. to represent you and act on your behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any special voting share in the capital of the Company and the registration in the Loyalty Register and the Company’s shareholders’ register of the Electing Common Shares in the name of the shareholder in accordance with and pursuant to the Special Voting Shares Terms and Conditions.

GOVERNING LAW, DISPUTES

This Election Form is governed by and construed in accordance with the laws of the Netherlands. Any dispute in connection with this Election Form will be brought before the courts of Amsterdam, the Netherlands.

DIRECTION TO DIRECTLY REGISTER COMMON SHARES IN THE SHARE CAPITAL OF THE COMPANY UPON ELECTION

The Electing Common Shares as to which registration in the Loyalty Register is requested and the special voting shares in the share capital of the Company WILL NOT be DTC eligible. All such Electing Common Shares and special voting shares in the share capital of the Company will be uncertificated and registered only in the books of the Company in accordance with the instructions below. A statement of holdings will be sent to the Loyalty Register shareholder.

_________________________________	_________________________________
Signature of holder(s)	Capacity if applicable

_________________________________	_________________________________
Name of holder(s)	Date

This form must be signed by the registered holder(s) exactly as such name(s) appear on the Company’s shareholder register. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the necessary documentation and information above, including full title.

Return this completed Election Form accompanied by your DRS Statement to:
Computershare
P.O. Box ●
●

ELECTION FORM
FOR THE REGISTRATION OF COMMON SHARES IN THE SHARE CAPITAL OF [●] N.V. (THE ‘COMPANY’)
IN THE LOYALTY REGISTER (ITALIAN BRANCH)

To: Computershare S.p.A., [Via Nizza 262/73, Torino, Italy,] as Agent for the Company. To be advanced by fax:●
or by e-mail to ●.

Disclaimer

This Election Form shall be completed and signed in accordance with the instructions contained herein, to elect to receive special voting shares (the Special Voting Shares) in the share capital of the Company.
This Election Form should be read in conjunction with the Special Voting Shares - Terms and Conditions, which documentation is available on the corporate website of the Company (www.●.com).

By submitting this Election Form duly completed and signed to the Agent above, you are hereby electing to obtain Special Voting Shares and the common shares (the Common Shares) in the share capital of the Company for which you elect registration will be registered in the loyalty register (the Loyalty Register) of the Company.

Data of electing shareholder who requests registration of his Common Shares in the Loyalty Register (Italian Branch) in order to receive Special Voting Shares

Name and surname or Corporate name .........................................................................................................................................
Date of birth .../..../...... Place of birth .................................................................................. Tax code ..........................................
Address or registered seat ..............................................................................................................................................................
Tel. .................................. Email ................................................................................................ (the Electing Shareholder).
(if the signing party acts on behalf of the Electing Shareholder, please fill in the following table including data relating to the signing party)
Name and surname or ............................................................................................In the quality of..............................................
Date of birth .../..../...... Place of birth ............................................................................................................................................
Address or registered seat ..............................................................................................................................................................
Tel. .................................. Email ............................................................................................................

Number of Common Shares in relation to which the registration in the Loyalty Register is requested in order to receive Special Voting Shares

No. of Common Shares .................................................Average book value (for Italian residents tax purposes).................
Depositary Intermediary................................................................................... Security Account no, ...................................
Refer for payment of dividends (bank) ..................................................................................................................................
IBAN ....................................................................................... BIC/SWIFT Code ................................................................

Declaration and power of attorney

The Electing Shareholder, through the transmission of this Election Form, duly completed, irrevocably and unconditionally:
a) agrees to be bound by the Special Voting Terms and Conditions, as may be amended from time to time, published on the Company's website;
b) authorizes and irrevocably instructs Computershare S.p.A. as Agent who acts also behalf of the Company, to represent the Electing Shareholder and acts on his/her/its behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Share, the transfer of the Common Shares to the Loyalty Intermediary Account (as defined in the Special Voting Shares Terms and Conditions) and the registration in the Loyalty Register in the name of the Electing Shareholder of the Common Shares as to which such registration is requested in accordance with and pursuant to the Special Voting Shares Terms and Conditions:

Governing law and disputes

This Election Form is governed by and construed in accordance with the laws of the Netherlands. Any dispute in connection with this Election Form will be brought before the courts of Amsterdam, the Netherlands, as provided by Special Voting Shares Terms and Conditions.

The Electing Shareholder	(signature)	_________________________________

Depositary intermediary

The depositary intermediary:
a) confirms the number of Company Shares owned by the Electing Shareholder at the date of this Election Form;
b) accepts that the Common Shares will be registered in the Loyalty Intermediary Account managed by the Company and the Special Voting Shares will be uncertificated and registered only on the books of the Company.
Tel. .................................................... e-mail ...........................................................................................................

The Depositary Intermediary	(Stamp and signature)	_________________________________

EXHIBIT B

DEED OF ALLOCATION

[insert date]

PRIVATE DEED OF ALLOCATION relating to the allocation of special voting shares in the capital of [●] N.V.

PRIVATE DEED OF ALLOCATION OF SPECIAL VOTING SHARES IN THE CAPITAL OF [●] N.V. ON ACCOUNT OF THE SPECIAL CAPITAL RESERVE

dated [●]

PARTIES:

(1)
[[insert name], a company [organised/incorporated] under the laws of [*], having its office address [*] (the Shareholder)] [OR] [[insert first name, last name], born in [city, country] on [date], residing at [address] (the Shareholder)];

(2)	Stichting [●] SVS (the SVS Foundation); and

(3)
[●] N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands having its corporate seat in Amsterdam, the Netherlands, and its office address at [●], (the Company).

WHEREAS:

(A)
This deed concerns an issue of Class A Special Voting Shares in the share capital of the Company as described in clause 6 of the terms and conditions with respect to the special voting shares published on the website of the Company (www.●.com) (the Special Voting Shares Terms and Conditions). Capitalized terms used but not defined in this deed will have the meaning as set out in the Special Voting Shares Terms and Conditions.

(B)
[*] [(*)] of the Shareholder’s Common Shares have been registered in the Loyalty Register for an uninterrupted period of three (3) years in accordance with clause 6.1 of the Special Voting Shares Terms and Conditions and therefore such Common Shares have become Qualifying Common Shares as per this date.

(C)
The SVS Foundation has the right, based on the Company's articles of association, [as further described in the option agreement between the SVS Foundation and the Company], to subscribe for newly issued Special Voting Shares and, in connection with [●] Shareholder's Common Shares becoming Qualifying Common Shares, it has exercised the right to acquire [●] Class A Special Voting Shares (the Shareholder Special Voting Shares).

(D)
In order to implement the Special Voting Shares Terms and Conditions, the Company now wishes to issue the Shareholder Special Voting Shares to the SVS Foundation and, subsequently, the SVS Foundation wishes to transfer the Shareholder Special Voting Shares to the Shareholder.

(E)	The Company, the SVS Foundation and the Shareholder will hereby effect the issue and allocation of the Shareholder Special Voting Shares on the terms set out below.

IT IS AGREED:

1	ISSUE

1.1
The Company hereby issues the Shareholder Special Voting Shares to the SVS Foundation on the terms set out in the Special Voting Shares Terms and Conditions (as may be amended from time to time) and in this deed. The SVS Foundation hereby accepts the Shareholder Special Voting Shares from the Company.

1.2	The Company shall register the Shareholder Special Voting Shares in its shareholders’ register. No share certificates shall be issued for the Shareholder Special Voting Shares.

1.3	The Company shall make note of this issuance in the Loyalty Register.

2	OBLIGATION TO PAY

The Shareholder Special Voting Shares are issued at par and therefore against an obligation to pay in the aggregate of [€0.01 x the Shareholder Special Voting Shares] euro (€ [*]) and will be fully paid up in cash on account of the special capital reserve of the Company.

3	TRANSFER

The SVS Foundation hereby transfers the Shareholder Special Voting Shares to the Shareholder on the terms set out in the Special Voting Shares Terms and Conditions and in this deed and the Shareholder accepts the same.

4	SHARE TRANSFER RESTRICTIONS

The transfer of the Shareholder Special Voting Shares from the SVS Foundation to the Shareholders is not restricted under the Company's articles of association.

5	RESCISSION

The Company and the Shareholder waive their right to rescind the agreement contained in this deed or to demand rescission thereof in accordance with Section 6:265 of the Dutch Civil Code.

6	ACKNOWLEDGEMENT

The Company acknowledges the transfer of the Shareholder Special Voting Shares and shall register the transfer in its shareholders’ register.

7	GOVERNING LAW

This deed shall be governed by, and interpreted in accordance with, the laws of the Netherlands.

SIGNATURE

This deed is signed by duly authorised representatives of the parties:

SIGNED by [insert name Agent] for and on behalf of	) SIGNATURE: )	_______________________________________
[*]	) ) ) ) ) NAME:	_______________________________________

SIGNED	) SIGNATURE:	_______________________________________
for and on behalf of	)
SVS Foundation	) ) ) ) ) NAME:	_______________________________________

SIGNED	) SIGNATURE:	_______________________________________
for and on behalf of	)
[●] N.V.	) ) ) ) ) NAME:	_______________________________________

EXHIBIT C

DE-REGISTRATION FORM

-	De-Registration Form with regard to Common Shares registered through Computershare Trust Company N.A.

-	De-Registration Form with regard to Common Shares registered through Computershare S.p.A. (previously named Servizio Titoli S.p.A.)

-	De-Registration Form with regard to Common Shares registered through [●]

Note to draft: Euronext (Paris) De-registration form to be included.

●
PO BOX ●
●

Date:

Company: [●] N.V.
Registration:
Holder Account:
Number:
Document I.D.:
Our Reference:

Dear Shareholder:

Please read, complete and sign this De-Registration Form in accordance with the instructions contained herein, to request de-registration of your common shares in the share capital of N.V. (the Company) registered in the loyalty register of the Company.

This De-Registration Form should be read in conjunction with the Special Voting Shares Terms and Conditions, which documentation is available on the investor relations page on the corporate website of the Company www.●.com.

Please send the completed De-Registration Form to: Computershare
PO Box ●
●

Questions can be directed to toll free within the US: [855-807-3164] or outside the US: [732-491-0514]. Our telephone representatives are available on business days between the hours of 8:30 a.m. and 5:00 p.m. EST. Our automated phone system is available 24 hours a day, 7 days a week, but it is only appropriate for getting routine information.

Sincerely,

Service Representative

Enclosure: De-Registration form (Form code)

DE-REGISTRATION FORM
RELATING TO A REQUEST FOR DE-REGISTRATION OF COMMON SHARES IN THE SHARE CAPITAL OF
[●] N.V. (THE ‘COMPANY’) FROM THE LOYALTY REGISTER

Return this completed De-Registration Form to:
Computershare
P.O. Box ●
●

Registered Owner:
Registered Owner Address:
Account Number:
Issue ID:

NUMBER OF COMMON SHARES IN THE SHARE CAPITAL OF THE COMPANY THAT YOU REQUEST TO BE DE-REGISTERED FROM THE LOYALTY REGISTER OF THE COMPANY

Please print the number of common shares in the share capital of the Company that you request to be de-registered from the loyalty register (the Loyalty Register) of the Company.

Number of common shares to be de-registered: ……................................................................................… (the De-Registration Common Shares).

The name(s) of holder(s) must be exactly as the registered name(s) that appear(s) on the Loyalty Register.

If this form is completed improperly, then such holder(s) will not be considered to have made a proper de-registration.

DECLARATION AND POWER OF ATTORNEY

By returning this De-Registration Form, duly completed, you irrevocably and unconditionally instruct and authorize Computershare Inc., acting on behalf of the Company, to transfer the De-Registration Common Shares registered in the Loyalty Register back to the system maintained and operated by the Depository Trust Company or the direct registration system maintained by the bank, depositary or trust appointed by the board of directors of the Company from time to time and in relation to the relevant jurisdiction in which Company’s shares are listed for trading, as applicable, and to sign any documentation required to effect such transfer.

ACKNOWLEDGEMENT

By returning this De-Registration Form, duly signed, you acknowledge that pursuant to the Special Voting Shares Terms and Conditions:

(a)	as from the date hereof, your De-Registration Common Shares included in this De-Registration Form will no longer be registered in the Loyalty Register;

(b)	you are no longer entitled to hold or acquire the special voting shares in the share capital of the Company in respect of your De-Registration Common Shares included in this De-Registration Form;

(c)
Computershare Inc. shall transfer to the Company such number of special voting shares in the share capital of the Company as equals the number of De-Registration Common Shares included in this De-Registration Form for no consideration; and

(d)
as from the date hereof, to the extent you hold special voting shares in the share capital of the Company, you are considered to have waived the voting rights attached to these special voting shares, effected by this De-Registration Form.

GOVERNING LAW, DISPUTES

This De-Registration Form is governed by and construed in accordance with the laws of the Netherlands. Any dispute in connection with this De-Registration Form will be brought before the courts of Amsterdam, the Netherlands.

_________________________________	_________________________________
Signature of holder(s)	Capacity if applicable

_________________________________	_________________________________
Name of holder(s)	Date

This form must be signed by the registered holder(s) exactly as such name(s) appear on the Company’s Loyalty Register. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the necessary documentation and information above, including full title.

Return this completed De-Registration Form to:
Computershare
P.O. Box ●
●

DE-REGISTRATION FORM
FOR DE-REGISTRATION OF COMMON SHARES IN THE SHARE CAPITAL OF [●] N.V. (THE ‘COMPANY’)
FROM THE LOYALTY REGISTER (ITALIAN BRANCH)

To: Computershare S.p.A., [Via Nizza 262/73, Torino, Italy,] as Agent for the Company
To be advanced by fax: ● or by e-mail to “●”.

Disclaimer

This De-Registration Form shall be completed and signed in accordance with the instructions contained herein, to request deregistration of the common shares (the Common Shares) in the share capital of the Company registered in the loyalty register (the Loyalty Register) of the Company.
This De-Registration Form should be read in conjunction with the Special Voting Shares - Terms and Conditions, which documentation is available on the corporate website of the Company (www.●.com).

1Data of registered shareholder in the Loyalty Register (Italian Branch)

Name and surname or Corporate name ……………………………………………………………………………….….……….. Date of birth
…/.…/…… Place of birth ……………………………………………. Tax code ………………………………… Address or registered seat ………………………………………………………………………………………………….…… Tel. ………………….…… E-mail ……………….………………………………………… (the Registered Shareholder).
(if the signing party acts on behalf of the Registered Shareholder, please fill in the following table including data relating to the signing party) Name and surname ………………………………..……………….…… In the quality of …………………………………… Date of birth …/.…/…... Place of birth …………………………………………… Tax code …………………….…………… Tel. ………………….…… E-mail ……………….…………………………………………..

2. Number of Common Shares in relation to which the De-Registration from the Loyalty Register is requested

No. of Common Shares …………………………. Average book value (for Italian residents tax purpose) ………………….. Depositary intermediary to whom crediting the shares …….……………………………..……………………………………. ABI ……………. CAB …………. Shareholder Security Account ……………………………..……. MT Account………….

3. Acknowledgment, representations and undertakings

The Registered Shareholder, through the submission of this De-Registration Form duly completed, irrevocably and unconditionally instructs and authorizes the Agent Computershare S.p.A., who acts also on behalf of the Company, to transfer from the Loyalty Intermediary Account (as defined in the Special Voting Shares Terms and Conditions) to and credit the above indicated intermediary with the Common Shares to be de-registered, and pursuant the Special Voting Shares Terms and Conditions, acknowledges:
a) as from the date hereof, the Common Shares included in this De-Registration Form will no longer be registered in the Loyalty Register;
b) to be no longer entitled to hold or acquire the special voting shares in the share capital of the Company in respect of the Common Shares included in this De-Registration Form;
c) the Agent, who acts also on behalf of the Company, shall transfer to the Company such number of special voting shares in the share capital of the Company as equals the number of Common Shares included in this De-Registration Form for no consideration; and
d) as from the date hereof, to the extent you hold special voting shares in the share capital of the Company, you are considered to have waived the voting rights attached to these special voting shares, effected by this De-Registration Form.

4. Governing law and disputes

This Election Form is governed by and construed in accordance with the laws of the Netherlands. Any dispute in connection with this Election Form will be brought before the courts of Amsterdam, the Netherlands, as provided by Special Voting Shares Terms and Conditions.

The Registered Shareholder	(signature)	_________________________________
The Depositary Intermediary	(stamp and signature)	_________________________________

EXHIBIT D

DEED OF WITHDRAWAL

[insert date]

PRIVATE DEED OF REPURCHASE AND TRANSFER relating to the repurchase and transfer of Special Voting Shares in the capital of [●] N.V.

PRIVATE DEED OF REPURCHASE AND TRANSFER OF SPECIAL VOTING SHARES IN THE CAPITAL OF [●] N.V.

dated [*]

PARTIES:

(1)
[[insert name], a company [organised/incorporated] under the laws of [*], having its office address [*] (the Shareholder)] [OR] [[insert first name, last name], born in [city, country] on [date], residing at [address] (the Shareholder)]; and

(2)
[●] N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands having its corporate seat in Amsterdam, the Netherlands, and its office address at ● (the Company).

WHEREAS:

(A)
The Shareholder has acquired [*] [(*)] [Class A][Class B] Special Voting Shares by private deed on [insert date], pursuant to and in accordance with the terms and conditions with respect to the special voting shares published on the website of the Company (www.●.com) (the Special Voting Shares Terms and Conditions). Capitalized terms used but not defined in this deed will have the meaning as set out in the Special Voting Shares Terms and Conditions.

(B)
Based on the Special Voting Shares Terms and Conditions, the Shareholder is bound to offer and transfer [●] [Class A][Class B] Special Voting Shares (the Repurchased Shares) to the Company, and the Company will accept and acquire such number of [Class A][Class B] Special Voting Shares, for no consideration (om niet).]

(C)	On [*], the board of directors of the Company approved and authorised the repurchase of the Repurchased Shares by the Company (the Resolution).

(D)
The Company and the Shareholder will hereby effect the repurchase and transfer of the Repurchased Shares for no consideration (om niet) in accordance with Section 2:98 and Section 2:86c of the Dutch Civil Code (DCC) on the terms set out below.

IT IS AGREED:

1	REPURCHASE AND TRANSFER
The Company hereby repurchases the Repurchased Shares from the Shareholder on the terms set out in the Special Voting Shares Terms and Conditions, the Resolution and in this deed and the Shareholder accepts the same. The Shareholder hereby transfers the Repurchased Shares to the Company for no consideration (om niet) and the Company accepts the same.

2	SHARE TRANSFER RESTRICTIONS
The transfer of the Repurchased Shares from a shareholder to the Company is not restricted under the Company's articles of association.

3	WARRANTY

3.1
The Shareholder warrants to the Company that it is the sole owner of the Repurchased Shares, that the Repurchased Shares are unencumbered, and that it has full power, right and authority to transfer the Repurchased Shares to the Company.

3.2	The Company accepts the warranty given in the previous paragraph.

4	NACHGRÜNDUNG
Section 2:94c of the DCC does not apply to the transfer of the Repurchased Shares.

5	RESCISSION
The Company and the Shareholder waive their right to rescind the agreement contained in this deed or to demand rescission thereof in accordance with Section 6:265 of the DCC.

6	ACKNOWLEDGEMENT
The Company acknowledges the transfer of the Repurchased Shares and shall register the transfer in its shareholders’ register.

7	GOVERNING LAW
This deed shall be governed by, and interpreted in accordance with, the laws of the Netherlands.

SIGNATURE

This deed is signed by duly authorised representatives of the parties:

SIGNED by [insert name Agent]	) SIGNATURE:	________________________
for and on behalf of	)
[*]	) ) ) ) ) NAME:	________________________

SIGNED by [insert name	) SIGNATURE:	________________________
Agent] for and on behalf of [*]	)
[●] N.V.	) ) ) ) ) NAME:	________________________

EXHIBIT E

CHANGE OF CONTROL NOTIFICATION

CHANGE OF CONTROL NOTIFICATION

TO NOTIFY [●] N.V. OF THE OCCURRENCE OF A CHANGE OF CONTROL RELATING TO THE HOLDER OF COMMON SHARES REGISTERED IN THE LOYALTY REGISTER

Please read, complete and sign this Change of Control Notification in accordance with the instructions contained herein.
This Change of Control Notification should be read in conjunction with the Special Voting Shares Terms and Conditions, which are available on the corporate website of N.V. (the Company), www.●.com. Capitalized terms used but not defined in this notification will have the same meaning as set out in the Special Voting Shares Terms and Conditions.
Please send the duly completed Change of Control Notification together with a duly completed De-Registration Form, which is available on the corporate website of the Company, www.●.com, to [insert name Agent].

1	DECLARATION OF CHANGE OF CONTROL

I hereby declare that a Change of Control has occurred in relation to the undersigned, as holder of Common Shares registered in the Loyalty Register of the Company. This Change of Control Notification is accompanied by the attached duly completed De-Registration Form in relation to all Common Shares as stated under Paragraph 4 of this Change of Control Notification.

DATE AND CAUSE OF CHANGE OF CONTROL

Date on which the Change of Control occurred.	Date: __________________________________

Cause of Change of Control.	_______________________________________
_______________________________________
_______________________________________

PERSONAL DETAILS OF HOLDER

Name(s) of Holder(s):
_____________________________________________________________________________________________________
_____________________________________________________________________________________________________
Address: _____________________________________________________________________________________________
City: ________________________________________________ Zip Code:________________________________

Country:
____________________________________________________________________________________________________
Capacity, if applicable (full title):
____________________________________________________________________________________________________
Phone Number:
____________________________________________________________________________________________________
E-mail address:
____________________________________________________________________________________________________
(This change of control notification must be signed by the registered holder(s) exactly as such name(s) appear(s) in the Loyalty Register of the Company).

If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the necessary information above, including full title.

NUMBER OF COMMON SHARES REGISTERED IN THE LOYALTY REGISTER

Aggregate number of Common Shares registered in the Loyalty Register of the Company in your name.	Common Shares:

GOVERNING LAW, DISPUTES

This Change of Control Notification is governed by and construed in accordance with the laws of the Netherlands. Any dispute in connection with this Change of Control Notification will be brought before the courts of Amsterdam, the Netherlands.

SIGNATURE

___________________________
Shareholder’s signature

___________________________
Name of shareholder

Date: ______________________

PLEASE RETURN THIS CHANGE OF CONTROL NOTIFICATION TO
____________ [insert name of Agent] AT THE BELOW MENTIONED ADDRESS

[INSERT ADDRESS [AND FACSIMILE NUMBER] FOR AGENT]

EXHIBIT B

FORM OF REGULATIONS FOR THE DUTCHCO BOARD

[●] N.V.
Regulations of the Board of Directors

Article 20.2 of the articles of association of [●] N.V. (the “Company”) requires that the board of directors of the Company (the “Board of Directors”) establishes board regulations to deal with matters that concern the Board of Directors internally.

Therefore, the Board of Directors has adopted these regulations on [●].

Capitalized terms used but not defined in these regulations shall have the meaning set forth in the articles of association of the Company.

I.	MEETINGS OF THE BOARD OF DIRECTORS

1.	Time and Place of Meetings

Meetings of the Board of Directors may be held at such time and place as the Board of Directors, the Chairman, the Chief Executive Officer or the Senior Independent Director may from time to time determine.

The person or persons authorized to call meetings of the Board of Directors may establish the time and place of any such meeting, provided that meetings of the Board of Directors will be held in The Netherlands except if, due to good cause, such meeting cannot take place in The Netherlands.

2.	Notice of Meetings

Notice of each meeting of the Board of Directors shall be given by the Chairman, the Chief Executive Officer, the Senior Independent Director or the Secretary, to each Director at his or her usual place of business or residence. The notice of the meeting shall state the time and place of the meeting and the business expected to be considered at the meeting.

Notice of regular meetings shall be given at least three days before the date of the meeting. Notice of special meetings may be given 24 hours prior to such meeting in case of emergency. Any such notice period may be shortened at the discretion of the Chairman, the Senior Independent Director or the Chief Executive Officer for good cause, and the taking of any such action by such individual shall be conclusive evidence that it was taken for good cause.

A meeting of the Board of Directors may be held at any time without notice if all the Directors are present or if those not present waive notice either before or after the meeting.

Notice of each meeting of the Board of Directors shall be given either by (i) personal delivery, (ii) postal delivery in the form of first-class or overnight mail (with postage or other charges thereon prepaid) or other equivalent service available at the point of mailing, (iii) courier service, or (iv) telecopy, electronic mail or other similar transmission. If sent by first-class mail or other equivalent service, such notice shall be deemed adequately delivered when deposited in the mails at least three days before the first day of the required period of notice. If by overnight mail
1

or courier service, such notice shall be deemed adequately delivered when the notice is delivered to the overnight mail or courier service at least 24 hours before the first day of the required period of notice. If by telecopy, electronic mail or other similar transmission, such notice shall be deemed adequately delivered when the notice is transmitted.

3.	Organization and Responsibilities

(a)	General

The Board of Directors shall appoint one of its non-executive Directors who is also an Independent Director as referred to in Section I.8 as “voorzitter” of the Board of Directors. That person shall be referred to as the “Senior Independent Director”. The Senior Independent Director, or in his or her absence, any other non-executive Director chosen by a majority of the Directors present at a meeting, shall preside at meetings of the Board of Directors.

The Board of Directors shall determine the number of Directors, taking into account 2 executive Directors.

The Board of Directors may grant to any individual Directors, whether executive or non-executive, the titles of Chairman, Chief Executive Officer and Vice Chairman.

During the first 5-year period after the Effective Date, the Chairman will be John Elkann, the CEO will be Carlos Tavares and the Vice Chairman will be [●].

It is the responsibility of the non-executive Directors to oversee the policies carried out by the executive Directors and the general affairs of the Company and its affiliated enterprise. In so doing, the non-executive Directors should also focus on the effectiveness of the Company’s internal risk management and control systems and the integrity and quality of the financial reporting. It is also the responsibility of the non-executive Directors to determine the remuneration of the executive Directors and to nominate candidates for the Director appointments (excluding candidates that will be nominated in accordance with article 19.3 of the articles of association of the Company). Furthermore, the Board of Directors may allocate certain specific responsibilities to one or more individual Directors or to a committee comprised of eligible Directors of the Company and subsidiaries of the Company.

The Board of Directors may determine an allocation of responsibilities among Directors, provided that non-executive Directors will not be involved in the day-to-day management of the business. If the Chairman is an executive Director, his/her role as executive Director will be exclusively as described in paragraph 3(b) below. The Board of Directors may also determine, in accordance with article 20.3 of the articles of association of the Company, that one or more Directors can lawfully adopt resolutions (rechtsgeldig besluiten) concerning matters belonging to his or their duties within the meaning of Section 2:129a paragraph 3 of the Dutch Civil Code, such duties to be determined by a resolution of the Board of Directors, and that the provisions of the Sections I.6, I.9 and I.10 of these regulations shall apply correspondingly to such resolutions, provided that any Directors that adopt any resolutions within the meaning of Section 2:129a paragraph 3 of the Dutch Civil Code will have to inform the other Directors thereof within a reasonable time.

For avoidance of doubt, nothing in these regulations is intended or shall be interpreted to
2

restrict the direct access that any shareholder entitled to nominate board representatives in accordance with article 19.3 of the articles of association of the Company shall have to any of the Chairman, the Senior Independent Director and the CEO.

The Secretary or, in his or her absence, any person designated by the Senior Independent Director or the Chairman shall act as secretary of any meeting of the Board of Directors.

The minutes of meetings of the Board of Directors shall be confirmed by the Senior Independent Director or the Chairman and by the Secretary, signed by them and filed with the minutes of the proceedings of the Board of Directors.

The original copies of such minutes shall be kept in the Netherlands.

(b)	Specific powers of the Chairman

In addition to the Chairman’s powers set out in these regulations, if the Chairman is an executive director, s/he will be consulted and work together with the CEO on that basis on important strategic matters affecting the Company:

●	Budget/long-term strategic planning;

●	Mergers and acquisition transactions, including significant joint-ventures, investments and divestments;

●	Strategic evolution of the brand portfolio and significant product investment;

●	Appointments, succession planning and compensation for key positions in the Global Executive Committee;

●	Institutional relationships, including relationships with key governmental stakeholders, particularly on matters of strategic significance;

●	Significant public relations matters and major communication events/topics;

●	Interaction with principal shareholders and key partners; and

●	Providing leadership to the Board of Directors and, in crisis circumstances, to the executive management on governance matters and ad hoc crisis management,

in each case, without prejudice to the powers of the Board of Directors.

If the Chairman is an executive director, he/she shall not carry the title of “Executive Chairman”.

(c)	Specific powers of the CEO

In addition to his/her powers set out in the Articles of Association and these regulations, the CEO will be responsible for the management of the Company in accordance with the Dutch Civil Code and will be vested with full authority to represent the Company individually.

4.	Replacement of the independent Directors originally nominated by PSA or FCA

If, during the first 4-year period following the Effective Date, an alternate director appointed by the general meeting upon designation by Peugeot S.A. (“PSA”) or Fiat Chrysler Automobiles
3

N.V. (“FCA”) cannot replace a departing director originally nominated by PSA or FCA respectively, the remaining member of the Board of Directors who was originally nominated by PSA or FCA (including any independent director who was substituted for any such departing independent director during the initial term of office), as applicable, together with the director(s) appointed by the former shareholders of the entity that initially nominated the departing independent director, shall nominate the person whose appointment will be submitted to the general meeting to replace the departing independent director originally nominated by PSA or FCA.

5.	Proxy

A Director may be represented at a meeting of the Board of Directors only by another Director duly authorized in writing, and such authorization shall constitute presence by proxy at such meeting. A Director may not act as a proxy for more than one other Director.

6.	Participation

Directors in office shall use their best efforts to be physically present at the meetings of the Board of Directors.

By exception, Directors may participate in a meeting of the Board of Directors by means of telephone or video conference or similar communications equipment, provided that all persons participating in the meeting can hear, and be heard by, one another, and participation in a meeting in such a manner shall constitute presence in person at such meeting.

The person or persons authorized to call meetings of the Board of Directors shall ensure that such meetings are scheduled sufficiently in advance to enable a majority of Directors to be physically present at the place of such meetings.

7.	Conflict of Interest

A Director shall not participate in discussions and decision making with respect to a matter in relation to which he or she has a direct or indirect personal interest which is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”), which shall be determined outside the presence of the Director concerned. All transactions, where there is a Conflict of Interest, must be concluded on terms that are customary in the branch concerned and approved in the Board of Directors. In addition, the Board of Directors as a whole may determine that there is such a strong appearance of a Conflict of Interest of a Director in relation to a specific matter, that it would be inappropriate for such Director to participate in discussions and the decision making process with respect to such matter.

A Director shall promptly report any Conflict of Interest to the Chairman (or to the Senior Independent Director or another Director in case of the Chairman) and shall provide all relevant information concerning such Conflict of Interest.

8.	Determination of independence

At least annually, each Director shall assess in good faith whether he or she is independent under (A) best practice provision 2.1.8 of the Dutch Corporate Governance Code, (B) the requirements of Rule 10A-3 under the Exchange Act and (C) Section 303A of the NYSE Listed
4

Company Manual.

Each Director shall inform the Board of Directors through the Senior Independent Director or the Secretary as to all material information regarding any circumstances or relationships that may impact their characterization as “independent,” or impact the assessment of their interests, including by responding promptly to an annual questionnaire circulated by or on behalf of the Secretary that is designed to elicit information regarding such Director’s business and other relationships relevant to the independence determination.

Based on each Director’s assessment described above and such Director’s responses to the annual D&O questionnaires, the Board of Directors shall make a determination annually regarding whether such Director is “independent” under the Dutch Corporate Governance Code and the applicable rules of the Euronext Paris, New York Stock Exchange and the Mercato Telematico Azionario managed by the Borsa Italiana S.p.A. (each Director that, based on the determination of the Board of Directors, qualifies as "independent", an "Independent Director"). These annual determinations shall be conclusive, absent a change in circumstances from those disclosed to the Board of Directors or a material omission from such disclosures, that necessitates a change in such determination and each Director shall promptly inform the Senior Independent Director (or another Director in the case of the Senior Independent Director) of any such change in circumstances that is material to such determination.

9.	Quorum

Except as otherwise required by applicable law or the Company’s articles of association, the presence either in person or by proxy of a majority of the total number of Directors then in office shall be required and constitute a quorum for the transaction of business, including the adoption of resolutions. If at any meeting of the Board of Directors a quorum is not present, the Directors present or the presiding Director may adjourn the meeting, without notice other than adjournment at the meeting, until a quorum shall be present.

10.	Board Action at Meeting

The vote of the majority of the Directors present at any meeting at which a quorum is present shall be the act of the Board of Directors.

As an exception to the foregoing, the approval of any amendment of the regulations of the Board of Directors or any decision of the Board of Directors that relates to the powers and authority of the Chairman, the CEO, the Senior Independent Director or the Vice-Chairman, including to amend the provisions of this paragraph, requires a two-third majority of the votes cast at a meeting at which a quorum is present.

Each Director shall have one vote and no Director shall have a casting vote on any decision.

Resolutions shall be recorded in the minutes of a meeting pursuant to the last paragraph of Section I.3 above.

11.	Board Action Without Meeting

Resolutions may be adopted by the Board of Directors without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object in writing against a resolution being adopted in this way prior to the adoption of the resolution. A resolution shall in this case be adopted if the majority of all Directors then in office shall have
5

executed a written consent in favor of the adoption of the resolution concerned. The Secretary, or, in his or her absence, any assistant secretary shall file any such resolution with the minutes of the proceedings of the Board of Directors.

12.	Agenda for Meetings

The Senior Independent Director and the Chairman, in consultation with the Chief Executive Officer, will establish the agenda for each meeting of the Board of Directors. Each Director may suggest the inclusion of items of business on the agenda.

13.	Materials Distributed in Advance

Information material to the understanding of the items of business to be considered at a meeting of the Board of Directors shall generally be distributed to Directors in advance of the meeting to allow reasonable time for review prior to the meeting. The Directors acknowledge, however, that in exceptional circumstances the distribution of such materials prior to a meeting may not be practicable or advisable.

14.	“In Writing” Defined

The expression “in writing” as used herein shall include any message transmitted by letter, by telecopier, by e-mail, or by a legible and reproducible message otherwise sent (including electronically), provided that the identity of the sender can be reasonably established.

II. MEETINGS OF COMMITTEES OF THE BOARD OF DIRECTORS

1.	Board Committees

The Board of Directors shall appoint from among its qualified members an audit committee (the "Audit Committee"), a governance committee (the "Governance Committee"), and a remuneration committee (the "Remuneration Committee") provided that the Audit Committee shall be composed solely of Independent Directors as referred to in Section I.8. Each of the Governance Committee and the Remuneration Committee shall be chaired by an independent Director. The Board of Directors may also establish any other standing or ad hoc committees as it may deem appropriate from time to time.

2.	Time and Place of Meetings

Meetings of committees of the Board of Directors shall be held at such time and place as the chairperson of the committee or a majority of the members of the committee may from time to time determine, provided that meetings of each committee of the Board of Directors will be held in The Netherlands except if, due to good cause, such meeting cannot take place in The Netherlands.

3.	Notice of Meetings

Notice of each meeting of a committee of the Board of Directors shall be given by the chairperson of the committee or by the Secretary to each committee member at his or her usual place of business or residence. The notice of the meeting shall state the time and place of the meeting and the business expected to be considered at the meeting.

Notice of meetings of committees of the Board of Directors shall be given at least three days
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before the date of the meeting. Notice of special meetings may be given at least 24 hours prior to such meeting in case of emergency. Such notice period may be shortened at the discretion of the chairperson of the committee for good cause and the taking of any such action shall be conclusive evidence that it was for good cause.

A meeting of a committee of the Board of Directors may be held at any time without notice if all committee members are present or if those not present waive notice either before or after the meeting.

Notice of each meeting of a committee of the Board of Directors shall be given either by (i) personal delivery, (ii) postal delivery in the form of first-class or overnight mail (with postage or other charges thereon prepaid) or other equivalent service available at the point of mailing, (iii) courier service or (iv) telecopy, electronic mail or other similar transmission. If sent by first- class mail or other equivalent service, such notice shall be deemed adequately delivered when deposited in the mails at least three days before the first day of the required period of notice. If by overnight mail or courier service, such notice shall be deemed adequately delivered when the notice is delivered to the overnight mail or courier service at least 24 hours prior to the required period of notice. If by telecopy, electronic mail or other similar transmission, such notice shall be deemed adequately delivered when the notice is transmitted.

4.	Organization

The chairperson of a committee of the Board of Directors or, in his or her absence, a committee member chosen by a majority of the committee members present at a meeting shall preside at, and act as chairperson of, any meeting of such committee, provided that (i) the Audit Committee, the Governance Committee and the Remuneration Committee will each be chaired by an Independent Director and (ii) the Senior Independent Director or a former executive Director cannot serve as chairman of the Audit Committee.

The minutes of meetings of a committee of the Board of Directors shall be confirmed by the chairperson and the secretary of the meeting (if any), signed by them and filed with the minutes of the proceedings of the committee.

The original copies of such minutes shall be kept in The Netherlands.

5.	Participation

Members of a committee of the Board of Directors shall use their best efforts to be physically present at the meetings of such committee.

By exception, members of a committee of the Board of Directors may participate in a meeting of such committee by means of telephone or video conference or similar communications equipment by means of which all persons participating in the meeting can hear, and be heard by, one another, and participation in such a manner in a meeting shall constitute presence in person at such meeting.

The person or persons authorized to call meetings of a committee shall ensure that such meetings are scheduled sufficiently in advance to enable a majority of the members of the committee
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to be physically present at the place of such meetings.

6.	Quorum

Except as otherwise required by applicable law, the articles of association of the Company or the resolution of the Board of Directors designating the committee, the presence in person of a majority of the total number of members of a committee of the Board of Directors (and if the committee consists of an even number of members, at least one-half) shall be required and constitute a quorum for the transaction of business, including the adoption of resolutions. If any meeting of a committee of the Board of Directors a quorum is not present, the committee members present or the chairperson may adjourn the meeting, without notice other than adjournment at the meeting, until a quorum shall be present.

Whenever a quorum cannot be secured for any meeting of a committee of the Board of Directors from the members of such committee, the member or members thereof present and not disqualified from voting may unanimously appoint one or more non-executive Directors who are not regular members of the committee to act at the meeting in the place of any absent or disqualified member or members of the committee.

7.	Committee Action at Meeting

The vote of the majority of the members of a committee of the Board of Directors present at any meeting at which a quorum is present shall be the act of the committee. Each committee member shall have one vote.

Resolutions shall be recorded in the minutes of a meeting pursuant to the last paragraph of Section II.4 above.

8.	Committee Action Without Meeting

Resolutions may be adopted by a committee of the Board of Directors without convening a meeting if all committee members shall have expressed their opinions in writing, unless one or more committee members shall object against a resolution being adopted in this way prior to the adoption of the resolution. A resolution shall in this case be adopted if the majority of all committee members shall have executed a written consent in favor of the adoption of the resolution concerned. The Secretary or, in his or her absence, any assistant secretary shall file any such resolution with the minutes of the proceedings of the committee.

9.	Agenda for Meetings

The chairperson of a committee of the Board of Directors, in consultation with other committee members and appropriate members of management, will establish the agenda for each meeting of the committee.

10.	Materials Distributed in Advance

Information material to the understanding of the items of business to be considered at a meeting of a committee of the Board of Directors shall generally be distributed to committee members in advance of the meeting to allow reasonable time for review prior to the meeting. The committee members acknowledge, however, that from time to time the distribution of such
8

materials prior to a meeting may not be practicable or advisable.

11.	“In Writing” Defined

The expression “in writing” as used herein shall include any message transmitted by letter, by telecopier, by e-mail, or by a legible and reproducible message otherwise sent (including electronically), provided that the identity of the sender can be reasonably established.

III. RELATIONSHIP WITH THE GENERAL MEETING OF SHAREHOLDERS

1.	Convocation

General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands, and shall be called by the Board of Directors, the Chairman, the Senior Independent Director or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations and in accordance with the articles of association of the Company.

2.	Information to be provided to the general meeting of shareholders

The agenda of the annual general meeting of shareholders shall contain, inter alia, the items specifically included in the articles of association of the Company. The Board of Directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must give reasons.

If a right of approval is granted to the general meeting of shareholders by law or the articles of association of the Company or the Board of Directors requests a delegation of powers or authorization, the Board of Directors shall inform the general meeting of shareholders by means of a circular or explanatory notes to the agenda of the material facts relevant to the approval, delegation or authorization to be granted.

The Board of Directors is responsible for the corporate governance structure of the Company and must give account to the general meeting of shareholders in relation to such structure. The Board of Directors shall adopt a policy in respect of bilateral contacts with the general meeting of shareholders and the Company’s shareholders.

IV. EMPLOYEE REPRESENTATIVES ON THE BOARD OF DIRECTORS

The employee representatives on the Board of Directors shall be appointed in accordance with the procedure provided in the Company's articles of association and shall meet established standards of experience appropriate for service on the Board of Directors of a global automaker. The employee representatives on the Board of Directors shall not hold a mandate within an employee representative body or be an officer or a representative of any labor or union organization and, if applicable, shall resign from any such position prior to their appointment.
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ANNEX I

COMBINATION MECHANICS

Section 1.1 The Combination. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Dutch law (“Dutch Law”) and French law (“French Law”), as applicable, at the Effective Time, the Combination shall occur pursuant to which PSA shall be merged with and into FCA, the separate existence of PSA shall thereupon cease and FCA shall be the surviving entity in the Combination (which, from and after the Combination, shall be referred to in this Agreement as DutchCo). The Combination shall have the effects set forth in this Agreement, the Cross-Border Merger Terms and the applicable provisions of the Dutch Merger Regulations and the French Merger Regulations. In particular and without prejudice to applicable French Law and Dutch Law, the Cross-Border Merger Terms shall provide that the Combination will enter into effect retroactively as from the first day of the calendar year during which the Effective Time occurs (the “Retroactive Effective Date”), so that (i) DutchCo will be deemed to have had the use of all the assets (genot) of PSA as from the Retroactive Effective Date, (ii) all transactions of PSA as from the Retroactive Effective Date will be treated as being those of DutchCo and (iii) all of the profits and losses derived from such transactions for the period starting as from the Retroactive Effective Date will be deemed realized by DutchCo.

Section 1.2 Closing. The Closing shall take place on the second Friday after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in this Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions) (such date, the “Closing Date”), at De Brauw Blackstone Westbroek, Amsterdam office, before a Dutch Civil Law Notary selected by PSA and FCA (the “Dutch Civil Law Notary”), unless another time, date or place is mutually agreed upon in writing by PSA and FCA.

Section 1.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing on the Closing Date, FCA and PSA shall have the Dutch Civil Law Notary execute a deed of cross-border merger with respect to the Combination (the “Deed of Merger”). The Parties shall make or cause to be made all filings and recordings required by Dutch Law and French Law in connection with the Combination, including the filing of the Deed of Merger with the Trade Register in the Netherlands (Handelsregister), as required in accordance with applicable Law as promptly as practicable following the effectiveness of the Combination. The Combination shall become effective with the time of 00.00 Central European Time (unless another time is mutually agreed upon in writing by PSA and FCA) following the date on which the Deed of Merger is executed (such time being the “Effective Time”).

Section 1.4 Effect of the Combination on PSA Shares.

(a) As of the Effective Time, as a result of the Combination and without any action on the part of FCA, PSA, or the holders of any capital stock of FCA or PSA:

(i) DutchCo shall allot, for each issued and outstanding PSA Share at the Effective Time, the Exchange Ratio of a fully paid and non-assessable DutchCo Share (the “Merger Consideration”), other than PSA Shares held by PSA, which shall not receive the Merger Consideration; and

(ii) all such PSA Shares shall no longer be outstanding, shall be automatically canceled and retired and shall cease to exist, and each book-entry position with depositary intermediaries (including Société Générale Securities Services, the PSA Group registrar) participating in the centralized depositary and clearing system managed by Euroclear (the “PSA Depositary”) previously representing the PSA Shares shall thereafter represent the DutchCo Shares allotted for such PSA Shares in the Combination in accordance with Section 1.4 of this Annex I. The holders of such book-entry positions with depositary intermediaries participating in the PSA Depositary previously evidencing such PSA Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to PSA and such PSA Shares as of the Effective Time, except the right to receive upon the surrender thereof the Merger Consideration in accordance with this Section 1.4 of this Annex I and except as otherwise provided by Law. Such book-entry positions previously representing PSA Shares shall be exchanged for book-entry positions representing whole DutchCo Shares issued as Merger Consideration, without interest. As of the Effective Time, each DutchCo Share allotted as Merger Consideration shall be entitled to the same rights, preferences and privileges as other DutchCo Shares, including dividend rights, and no special voting shares of DutchCo shall be allotted by DutchCo as Merger Consideration in the Combination. No fractional DutchCo Shares shall be issued for PSA Shares, but in lieu thereof, the provisions of Section 1.7 of this Annex I shall apply.

(b) In the event that between the date of this Agreement and the Effective Time the outstanding PSA Shares or FCA Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein (including the Exchange Ratio) which is based upon the number of PSA Shares or FCA Shares, as the case may be, shall be appropriately adjusted to provide to the shareholders of both PSA and FCA the same economic effect as contemplated by this Agreement prior to such event.

Section 1.5 Effect of the Combination on Equity Awards.

(a) Effect of the Combination on PSA Equity Warrants. At the Effective Time, each of the 39,727,324 outstanding equity warrants giving entitlement to subscribe for PSA Shares, on the basis of one PSA Share for one equity warrant, at an exercise price of €1.00 per PSA Share, between July 31, 2022 and July 31, 2026 (the “PSA Equity Warrants”), shall, except to the extent they have been cancelled prior to the Effective Time, automatically and without any required action on the part of the holder thereof, cease to represent an equity warrant giving entitlement to subscribe PSA Shares and shall be converted into one (1) equity warrant (a “DutchCo Equity Warrant”) giving entitlement to subscribe a number of DutchCo Shares equal to the exercise ratio of the PSA Equity Warrant in effect immediately prior to the Effective Time, multiplied by the Exchange Ratio, at an exercise price per DutchCo Equity Warrant equal to €1.00. Except as specifically set forth above, following the Effective Time, each such DutchCo Equity Warrant shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such PSA Equity Warrant immediately prior to the Effective Time.

(b) Effect of the Combination on PSA Performance Shares. At the Effective Time, each outstanding equity incentive award with respect to PSA Shares that is subject to performance conditions, vesting or other restrictions under the PSA Share Plans (a “PSA Performance Share”) shall, automatically and without any required action on the part of the holder thereof, cease to represent an equity incentive award denominated in PSA Shares and shall be converted into a restricted stock unit award denominated in DutchCo Shares (a “DutchCo RSU”). The number of DutchCo Shares that will be subject to each such DutchCo RSU shall be equal to the product (with the number of DutchCo Shares underlying the DutchCo RSUs for each individual rounded down to the nearest whole number without any cash compensation paid or due to the relevant beneficiaries for fractional units) of (x) the number of PSA Shares subject to such PSA Performance Share immediately prior to the Effective Time (the “PSA Granted Shares”) multiplied by (y) the Exchange Ratio. Except as specifically provided herein or otherwise agreed between the Parties, following the Effective Time, each DutchCo RSU exchanged for such PSA Performance Shares shall continue to be governed by the same terms and conditions (including service-based vesting terms, but not performance-based vesting terms) as were applicable to the relevant PSA Share Plan immediately prior to the Effective Time.

(c) Actions Regarding PSA Equity Awards.

(i) PSA Actions. The management board of PSA and PSA Board, as applicable, shall adopt any resolutions and take any actions that are necessary to (x) at or prior to the Effective Time, effectuate the treatment of the PSA Equity Warrants and PSA Performance Shares (together, the “PSA Equity Awards”) pursuant to Section 1.5(a) and (b) of this Annex I and (y) as from the date hereof, cease to allocate new PSA Equity Awards under the PSA Share Plans in effect on the date hereof except as agreed by the Parties. Such actions shall include seeking the consent of the holders of PSA Performance Shares to the extent reasonably required in order to effectuate the treatment of such awards pursuant to Section 1.5(b) of this Annex I in compliance with the terms of the applicable PSA Share Plans. More generally, PSA shall take all actions necessary to ensure that from and after the Effective Time, DutchCo shall not be required to deliver PSA Shares or other capital stock of PSA to any Person pursuant to or in settlement of PSA Equity Awards.

(ii) FCA Actions. FCA (including, for the avoidance of doubt, as DutchCo) shall take all actions that are necessary for the assumption of the PSA Equity Awards pursuant to Section 1.5(a) and (b) of this Annex I, including the reservation, issuance and listing of DutchCo Shares as necessary to effect the transactions contemplated by Section 1.5 of this Annex I.

(d) Effect of the Combination on FCA Equity Awards. Except as specifically provided herein or otherwise agreed between the Parties, following the Effective Time, each FCA Equity Award shall continue to be governed by the same terms and conditions (including service-based vesting terms, but not performance-based vesting terms) as were applicable to the relevant FCA Equity Award immediately prior to the Effective Time.

(e) Actions Regarding FCA Equity Awards. At or prior to the Effective Time, the FCA Board (or a committee thereof) shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the FCA Equity Awards contemplated by Section 1.5(d) of this Annex I. FCA shall take all actions necessary to ensure that from and after the Effective Time, DutchCo will not be required to deliver FCA Shares or other capital stock of FCA to any Person pursuant to or in settlement of FCA Equity Awards.

Section 1.6 Exchange of Shares. PSA Shares shall be exchanged for DutchCo Shares in accordance with the Cross-Border Merger Terms, the rules and procedures of any depositary or clearing agency through which such shares are held or traded, and applicable Law.

Section 1.7 No Fractional Shares. No fractional DutchCo Shares shall be allotted to shareholders of PSA as part of the Merger Consideration. As soon as reasonably practicable after the Effective Time, with respect to each holder of PSA Shares that would, but for this Section 1.7 of this Annex I, otherwise receive a fractional entitlement to a DutchCo Share as part of the Merger Consideration (after taking into account all PSA Shares then held by such holder), an intermediary appointed by DutchCo shall aggregate all such fractional entitlements and sell such shares in the market for cash. Following such sale, such intermediary shall deliver or cause to be delivered to each such holder a share of the cash consideration received net of transaction costs in respect of such sale proportionate to the amount of fractional entitlements of such holder. The Parties agree that each holder who benefits from a fractional entitlement to a DutchCo Share may waive this right or any cash consideration in respect thereto.

Section 1.8 No Further Ownership Rights in PSA Shares. All DutchCo Shares allotted in the Combination in accordance with the terms of this Annex I (including any cash paid pursuant to Section 1.7 of this Annex I) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to PSA Shares. At the Effective Time, the share transfer books of PSA shall be closed, and there shall be no further registrations of transfers of PSA Shares thereafter on the records of PSA.

Section 1.9 Withholding. Each of FCA (including, for the avoidance of doubt, as DutchCo) and PSA shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement (except as provided in Section 1.5 of Annex X (Effect of Termination and Abandonment)) such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of which such deduction and withholding was made.

ANNEX II

POWERS AND AUTHORITY

1.	Chairman

a.
In addition to the Chairman’s powers set out in the Regulations for the DutchCo Board, if the Chairman is an executive director, he/she will be consulted and work together with the CEO on that basis on important strategic matters affecting DutchCo:

●	budget/long-term strategic planning;

●	Mergers and acquisition transactions, including significant joint-ventures, investments and divestments;

●	Strategic evolution of the brand portfolio and significant product investment;

●	Appointments, succession planning and compensation for key positions in the Global Executive Committee;

●	Institutional relationships, including relationships with key governmental stakeholders, particularly on matters of strategic significance;

●	Significant public relations matters and major communication events/topics;

●	Interaction with principal shareholders and key partners; and

●	Providing leadership to the DutchCo Board and, in crisis circumstances, to the executive management on governance matters and ad hoc crisis management,

in each case, without prejudice to the powers of the DutchCo Board.

If the Chairman is an executive director, he/she shall not carry the title of “Executive Chairman”.

2.	CEO

a.
In addition to his/her powers set out in the DutchCo Articles of Association and the Regulations for the DutchCo Board, the CEO will be responsible for the management of DutchCo in accordance with the Dutch Civil Code and will be vested with full authority to represent DutchCo individually.

3.	Senior Independent Director

a.	The DutchCo Board will designate a Senior Independent Director who shall act as the voorzitter under Dutch Law.

b.	The Senior Independent Director shall be vested with the powers to convene the DutchCo Board and the general meetings of shareholders of DutchCo.

c.
The Senior Independent Director will preside over the meetings of the DutchCo Board. He/she shall also be entitled to choose the secretary in the absence of the statutory secretary, sign the minutes of the meetings of the DutchCo Board and determine the agenda of board meetings after consultation with the Chairman and the CEO.

II-1

ANNEX III

REPRESENTATIONS AND WARRANTIES

Section 1.1 Representations and Warranties of FCA and PSA. (1) Except as fairly disclosed in any report, schedule, form, statement or other document of FCA filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) on or prior to the Business Day immediately preceding the date hereof and publicly available on the date hereof and on or after December 31, 2018 on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) (collectively, the “FCA Reports”) (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of any FCA Reports or any other disclosure in any FCA Report to the extent that such disclosure is predictive or forward-looking in nature), and (2) except as fairly disclosed in any report, schedule, form, statement or other document of PSA, whether or not filed with the French financial markets authority (Autorité des marchés financiers) (the “AMF”) and made publicly available pursuant to Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 or the laws and regulations implementing Directive 2004/109/CE of the European Parliament and of the Council of 15 December 2004 (as amended notably by Directive 2013/50/EU of the European Parliament and of the Council of 22 October 2013) on or prior to the Business Day immediately preceding the date hereof and on or after December 31, 2018 (collectively, the “PSA Reports”) (other than disclosures in the “Risk Factors” section of any PSA Report or any other disclosure in any PSA Report to the extent that such disclosure is predictive or forward-looking in nature), each of FCA and PSA hereby represents and warrants to the other as set forth in this Section 1.1 of this Annex III; provided that any representation or warranty in this Section 1.1 of this Annex III that relates (i) specifically to FCA or its Subsidiaries shall be deemed to be a representation or warranty made only by FCA to PSA or (ii) specifically to PSA or its Subsidiaries shall be deemed to be a representation or warranty made only by PSA to FCA.

(a) Organization, Standing and Power. Such Party and each of its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate, limited liability company or partnership power and authority to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted. Such Party and its each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary.

(b) Authority; Execution and Delivery; Enforceability. Such Party and each of its Subsidiaries has all requisite power and authority to execute, deliver and perform this Agreement and the other agreements contemplated in connection with the Combination (the “Transaction Agreements”), to which such Party is, or will be, a party and to consummate the Combination and comply with the provisions of the Transaction Agreements. The execution, delivery and performance by such Party and its Subsidiaries of the Transaction Agreements to which it is, or will be, a party and the consummation by each of it and its Subsidiaries of the Combination and compliance with the provisions of the Transaction Agreements has been or will be duly authorized by all requisite action on its part and the part of its equity holders. This Agreement has been duly executed and delivered by such Party, and each other Transaction Agreement to which it and any of its Subsidiaries will be a party will have been duly executed and delivered by it or such Subsidiary on or prior to the Closing, and, assuming the due authorization, execution and delivery by each of the other Parties hereto other than it and its Subsidiaries (or, in the case of any other Transaction Agreement, applicable parties thereto other than it and its Subsidiaries), this Agreement constitutes, and each other Transaction Agreement to which such Party is, or will be, a party will constitute after the Closing the legal, valid and binding obligation of it and its applicable Subsidiaries, enforceable against it and each applicable Subsidiary in accordance with its terms, except as may be limited by the applicable bankruptcy and insolvency rules.
III-1

(c) Capitalization.

(i) The authorized capital stock of FCA consists of 2,000,000,000 FCA Shares and 2,000,000,000 special voting shares, par value €0.01 per share, of FCA (the “FCA Special Voting Shares”). At the close of business on November 30, 2019, (A) 1,567,519,274 FCA Shares were issued and outstanding, (B) 408,941,767 FCA Special Voting Shares were issued and outstanding (and 73,614,605 FCA Special Voting Shares were issuable upon completion of the uninterrupted three (3) year period for a corresponding number of FCA Shares), (C) no FCA Shares were held in treasury by FCA, and (D) 25,343,654 FCA Shares were reserved and remaining available for issuance pursuant to the FCA Equity Incentive Plan (the “FCA Share Plan”), of which (1) 11,480,574 and 17,924,667 shares were issuable upon the settlement or vesting of outstanding FCA PSUs (assuming achievement of applicable performance goals at target and maximum value, respectively), and (2) 7,418,987 shares were issuable upon the settlement or vesting of outstanding FCA RSUs. From the close of business on November 30, 2019 to the date of this Agreement, there have been no issuances by FCA of shares of capital stock or voting securities of, or other equity interests in, FCA, other than the issuance of FCA Shares upon the vesting or settlement of FCA PSUs and FCA RSUs, in each case outstanding at the close of business on November 30, 2019 or granted in accordance with this Agreement and in accordance with their terms. Each of the outstanding shares of capital stock or other equity interests in FCA are duly authorized, validly issued, fully paid and non-assessable. Except as set forth in this Section 1.1(c)(i) of this Annex III, there are no preemptive rights, options or other commitments or rights of any kind that obligate FCA to issue or sell any shares of capital stock or other equity interests of FCA or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of FCA, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(ii) The capital stock of PSA consists of 904,828,213 PSA Shares. At the close of business on November 30, 2019, (A) 904,828,213 PSA Shares were issued and outstanding, (B) 353,254,072 PSA Shares have accrued double voting rights pursuant to Article L. 225-123 of the French Commercial Code, and the maximum number of votes entitled to be exercised at a meeting of PSA shareholders at which the holders of all outstanding PSA Shares are present is 1,248,138,550, (C) 9,943,735 PSA Shares were held in treasury by PSA, (D) 39,727,324 PSA Shares were issuable upon exercise of the PSA Equity Warrants and 8,578,500 PSA Shares were issuable upon settlement of outstanding PSA Performance Shares (assuming achievement of applicable performance goals at target value), and (E) 9,943,735 PSA Shares were reserved and remaining available for delivery pursuant to the PSA Share Plans (including future PSA share plans). From the close of business on November 30, 2019 to the date of this Agreement, there have been no issuances by PSA of shares of capital stock or voting securities of, or other equity interests in, PSA other than the issuance of PSA Shares upon the vesting or settlement of PSA Equity Awards in accordance with their terms. Each of the outstanding shares of capital stock or other equity interests in PSA are duly authorized, validly issued, fully paid and non-assessable. Except as set forth in this Section 1.1(c)(ii) of this Annex III or pursuant to the PSA Equity Awards, there are no preemptive rights, options or other commitments or rights of any kind that obligate PSA to issue or sell any shares of capital stock or other equity interests of PSA or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of PSA, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d) No Contravention; Consents. The execution, delivery and performance by such Party and its Subsidiaries of each Transaction Agreement to which it is, or will be, a party do not, and the consummation of the Combination and compliance with the provisions of such Transaction Agreements will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the

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loss of a benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements (including any penalty or increased payment obligations) of any person under any provision of (w) the certificate of incorporation, articles of association, limited liability company agreement, bylaws or similar organizational documents (“Organizational Documents”) of it and its Subsidiaries, (x) any Law or order promulgated by any Governmental Entity or (y) any Contract to which such Party or any of its Subsidiaries is a party or bound, in each case applicable to it or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (x) and (y) above, any such conflicts, violations, defaults, rights, losses or entitlements, individually or in the aggregate, as have not had and would not reasonably be expected to have a Material Adverse Effect.

(e) Public Information. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the latest Annual Report on Form 20-F (in the case of FCA) and the latest Document de Reference (in the case of PSA) complied in all material respects with the requirements under applicable Law and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Since the date of such Party’s latest audited financial statements, there has been no Material Adverse Effect with respect to such Party.

(f) Financial Statements; Internal Controls.

(i) Such Party’s last annual and interim consolidated financial statements (x) have been prepared on the basis of IFRS and in accordance with the accounting policy of the group applied on a consistent basis during the periods involved (except as may be expressly disclosed in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments), and (y) give a true and fair view of the financial position and of the profit, loss, cash flow and changes in equity of it and its consolidated subsidiaries at the dates and for the periods indicated therein.

(ii) Such Party and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (w) transactions are executed in accordance with management’s general or specific authorizations, (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (y) access to assets is permitted only in accordance with management’s general or specific authorization, and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g) Compliance with Laws. Such Party and each of its Subsidiaries is and has been since January 1, 2017 in compliance with all applicable Laws, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(h) Litigation. There is no action or group of actions in any national, federal, state or local court pending or, to such Party’s knowledge, threatened in writing against or affecting such Party or any of its Subsidiaries that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect, nor is there any order promulgated by any Governmental Entity outstanding against it or any of its Subsidiaries that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect.

(i) Suppliers. To such Party’s knowledge, the benefits of any relationship with any of the suppliers of it and its Subsidiaries will continue following the Closing in substantially the same manner as prior to the date of this Agreement, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
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(j) Compliance with Contracts. Neither such Party nor any of its Subsidiaries is in breach or in default of, nor has it violated, any Contract to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(k) Labor Disputes and Compliance. No employment dispute, slowdown, work stoppage or disturbance involving the employees of such Party or any of its Subsidiaries exists or, to its knowledge, is imminent or threatened in writing, in each case, which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Since January 1, 2017, such Party and its Subsidiaries have complied with applicable employment legislation, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(l) Anti-Bribery. To such Party’s knowledge, since January 1, 2017, neither such Party nor any of its Subsidiaries, nor any director, officer, employee or agent thereof, acting on its, his or her own behalf or on behalf of any of the foregoing persons, (A) has offered, promised, authorized the payment of, or paid, any money, or the transfer of anything of value, directly or indirectly, to or for the benefit of: (x) any employee, official, agent or other representative of any foreign government or department, agency or instrumentality thereof, or of any public international organization; or (y) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any act or decision of such recipient in the recipient’s official capacity, or inducing such recipient to use his, her or its influence to affect any act or decision of such foreign government or department, agency or instrumentality thereof or of such public international organization, or securing any improper advantage, in the case of both (x) and (y) above in order to assist it or any of its Subsidiaries to obtain or retain business for, or to direct business to, either it or any of its Subsidiaries and under circumstances that would subject it or any of its Subsidiaries to material liability under any applicable Laws relating to corruption, bribery, ethical business conduct, money laundering, political contributions, gifts and gratuities, or lawful expenses; or (B) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010 or any other applicable anti-bribery or anti-corruption Laws, including, but not limited to, any applicable Law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other applicable anti-bribery or anti-corruption Laws of jurisdictions in which the Parties or any of its Subsidiaries operate. Such Party and each of its Subsidiaries have instituted and maintain and enforce policies and procedures designed to promote and achieve compliance with anti-corruption Laws.

(m) Anti-Money Laundering.  Such Party’s operations, to such Party’s knowledge, are and have been conducted at all times since January 1, 2017 in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the applicable money laundering statutes of all jurisdictions where it and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity.

(n) Sanctions. Neither such Party nor its Subsidiaries, their respective directors and senior executive or any officers with the ability to control the operation of such Party or any of such Subsidiaries, is currently the subject or the target of any sanctions administered or enforced by the U.S. government, the United Nations Security Council, the European Union and its member States or Her Majesty’s Treasury (collectively, “Sanctions”) applicable to such Party or its Subsidiaries, nor is it or any of its Subsidiaries located, incorporated, organized, resident or engaged in any business or dealings in a country or territory that is the subject or the target of Sanctions or with any Person who is subject to or the target of Sanctions, in each case in respect of Sanctions that are applicable to such Party or its relevant Subsidiaries.
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(o) Brokers and Other Advisors; Transaction Compensation. No broker, finder, other investment banker or financial advisor , other than (x) FCA’s obligations to Goldman Sachs International, UBS, JPMorgan, Citi, Bank of America Merrill Lynch, Barclays and d’Angelin & Co, and (y) PSA’s obligations to Messier Maris & Associés, Morgan Stanley and Perella Weinberg Partners, the fees and expenses of which shall be paid by the relevant Party, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Combination based upon arrangements made by or on behalf of such Party. No director, officer or employee of PSA or FCA (or their respective Subsidiaries) is entitled to receive any bonus or other compensation payable directly as a result of the Combination, in each case other than as disclosed to and/or agreed between the Parties in a separate agreement.

(p) Products. Since January 1, 2017, there has not been, and there is no pending or, to such Party’s knowledge, threatened in writing, and there are no facts or circumstances which would reasonably be expected to result in, any recall or investigation of, or with respect to, the use of or exposure to any its products (including any part or component thereof, a “Product”) required by any Governmental Entity, except, in each case, which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Since January 1, 2017, neither it nor any of its Subsidiaries has received any notice of any actual or alleged violation of any applicable Law in connection with Product recall, Product safety, Product defect or the content of Product materials, or of any actual or alleged failure of any Product to meet applicable manufacturing, quality or labeling standards established by applicable Law, except, in each case, which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(q) Tax Matters.

(i) Neither FCA nor PSA directly (or through one or more entities treated as partnerships or disregarded entities for U.S. federal income tax purposes) owns shares or other equity interests in any Subsidiary that is considered as a U.S. person within the meaning of Section 7701 of the Internal Revenue Code of 1986, as amended (the “IR Code”).

(ii) No Tax liability has arisen or will arise as a result of (i) one or several entities of the FCA Group or one or several entities of the PSA Group not having timely and duly paid Taxes due in accordance with applicable Laws or (ii) any tax audit or litigation with a Tax authority with respect to one or several entities of the FCA Group or one or several entities of the PSA Group, in each case (unless specifically reserved for in FCA or PSA, as applicable, last annual and interim consolidated financial statements) which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(r) Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Party and its Subsidiaries are, and since January 1, 2017, have been, in compliance with, and hold, and since January 1, 2017, have held, all Permits required for it and its Subsidiaries to conduct their respective operations as currently conducted under all applicable Laws relating to contamination, pollution, the protection of human health from exposure to hazardous substances, natural resources or the environment (“Environmental Laws”), (ii) the Party and its Subsidiaries have not received any written notice, claim, demand, action, suit, complaint, proceeding or other communication by any Person alleging any violation of, or any liability under, any Environmental Laws (an “Environmental Claim”), and have no knowledge of any pending or threatened Environmental Claim, (iii) no hazardous, dangerous or toxic substance, has been generated, transported, treated, stored, installed, disposed of, arranged to be disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by the Party or its Subsidiaries, or otherwise in connection with its or its Subsidiaries’ operations, in each case in violation of, or in a manner or to a location that could reasonably be expected to give rise to liability under, Environmental Laws, and (iv) to such Party’s knowledge, in respect of vehicles
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produced since January 1, 2017, no fines or other costs are reasonably expected to be required to comply with vehicle emissions standards or fuel efficiency standards under Environmental Laws.

(s) Intellectual Property and IT Systems.

(i) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, any registered intellectual property owned or purported to be owned by the Party and its Subsidiaries is subsisting and to such Party’s knowledge, is valid and enforceable.

(ii) To such Party’s knowledge, it owns and controls, or otherwise possesses adequate rights to use, all intellectual property used in the conduct of its business as of the date hereof, except where the failure to own and control or have the right to use, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. To such Party’s knowledge, neither it nor any of its Subsidiaries is now infringing any intellectual property rights of others in any respect, except for such infringements that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Neither such Party nor any of its Subsidiaries has received any written notice that it is violating or has violated the trademarks, patents, copyrights, inventions, trade secrets, proprietary information and technology, know-how, formulae, rights of publicity or other intellectual property rights of any third party, except for such matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(iii) Each material license to which such Party or any of its Subsidiaries is a party is the legal, valid and binding obligation of the parties thereto, enforceable against such parties in accordance with its terms, except for any unenforceability that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. To its knowledge, no default thereunder by any such Party has occurred, nor does any defense, offset, deduction, or counterclaim exist thereunder in favor of any such Party which has had or would reasonably be expected to have a Material Adverse Effect.

(iv) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, all employees and independent contractors of such Party and its Subsidiaries who have developed or created intellectual property within the scope of their employment or engagement have entered into appropriate written assignment agreements, assigning all of their right, title and interest in any such intellectual property to such Party or its Subsidiaries.

(v) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) such Party takes reasonable actions to maintain, enforce and protect its material intellectual property in accordance with customary industry practice, (ii) such Party takes reasonable actions in accordance with customary industry practice to protect the confidentiality of non-public information relating to its material intellectual property, (iii) such Party takes reasonable actions in accordance with customary industry practice to protect its material software, websites and other systems (and the information therein) from unauthorized access or use, and (iv) such Party takes reasonable actions in accordance with customary industry practice to implement backup and disaster recovery technology processes and a business continuity plan.

(vi) Except as, individually or in the aggregate, have not had and would not be reasonably expected to have a Material Adverse Effect, to such Party’s knowledge, the IT systems (i) operate and perform in accordance with their documentation and functional specification and otherwise as required by such Party and its Subsidiaries in connection with the conduct of their

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businesses, and (ii) since January 1, 2017, have not malfunctioned or failed in a manner that has had an adverse impact on such Party.

Section 1.2 No Other Representations or Warranties. Except for the representations and warranties in this Annex III, none of FCA, PSA, or any other Person makes any express or implied representation or warranty with respect to FCA, PSA, or any of their respective affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and each Party hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing, and except for the representations and warranties made by such Party in this Annex III, neither Party nor any other Person makes or has made any representation or warranty to the other Party or any of its affiliates or Representatives with respect to (and shall have no indemnification obligation or other liability in respect of) (i) any financial projection, forecast, estimate, budget or prospect information relating to such Party, any of its affiliates or any of their respective businesses, or (ii) any oral or written information made available to the other Party or any of its affiliates or Representatives in the course of their evaluation of such Party, the negotiation of this Agreement or in the course of the Transactions.

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ANNEX IV

INTERIM OPERATING COVENANTS

Section 1.1 Interim Covenants.

(a) set aside or make any dividend, distribution or other payments (whether in cash, securities or other property) related to capital events or in respect of capital stock or other equity interests (other than the payment of the ordinary dividends in accordance with this Agreement or payable by direct or indirect Subsidiaries of such Party to such Party or between such Subsidiaries in the Ordinary Course);

(b) amend its Organizational Documents, except as otherwise required by applicable Law or ministerial changes, or effect a split or reclassification or other adjustment of its capital stock or other equity interests or a recapitalization thereof (other than internal reorganizations of such Party’s Subsidiaries (including dissolutions or liquidations thereof) that do not adversely impact the Transactions (including by preventing, impairing or delaying the Closing) or the Intended Tax Treatments);

(c) make or change any material Tax election or adopt or change any material method of Tax accounting, or settle or compromise any Tax claim or proceeding resulting in a Tax liability (including as a result of the loss or reduction of Tax attributes and including via surrender of a tax refund) if such Tax liability is in excess of €250 million, unless and to the extent such Tax liability (or loss or reduction of Tax attributes) is specifically reserved for in the financial statements of the relevant Party (or Subsidiary) for the fiscal year ending December 31, 2018 or any subsequently published interim financial statements on or prior to the date hereof;

(d) except for the withholding or disposition of shares of capital stock or other equity interests (i) in connection with the forfeiture of FCA Equity Awards or PSA Equity Awards, as applicable, or (ii) to satisfy withholding Tax obligations with respect to the FCA Equity Awards or PSA Equity Awards, as applicable, in each case, outstanding on or awarded prior to the date hereof or otherwise granted in accordance with this Agreement and, in accordance with the terms of such awards, repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests, as applicable, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock or other equity interests, as applicable;

(e) acquire (including by merger, consolidation, combination or acquisition of equity interests or assets) any entity, business or division thereof, or any equity interest (other than acquisitions of portfolio assets and acquisitions in the Ordinary Course) in a transaction (or series of related transactions) that would be reasonably likely, individually or in the aggregate, to prevent, impair or materially delay the Closing, or where the consideration paid or received (including non-cash equity consideration and indebtedness assumed) represents an individual amount exceeding €250 million and in aggregate €500 million, other than transactions solely among wholly owned Subsidiaries of a Party;

(f) except in connection with internal reorganizations entered into in the Ordinary Course solely among such Party’s Subsidiaries or otherwise pursuant to contracts in existence as of the date hereof, which, in each case, will not adversely affect the Intended Tax Treatments, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of any (i) equity interest or securities convertible into or exchangeable or exercisable for, (ii) options, warrants, calls, commitments or rights of any kind to acquire, capital stock or other equity interests, (iii) any bonds, debentures, notes or other obligations, or (iv) any equity interest of, or similar interest in, a joint venture or similar arrangement to which it is a party, in each case, except (A) in respect of capital stock or securities convertible into or exchangeable or exercisable for capital stock with a fair value or sale price in excess of €250 million of any Subsidiary of a Party, or (B) shares issuable or transferable pursuant to the FCA Equity

Awards or PSA Equity Awards outstanding on or awarded prior to the date hereof or otherwise granted in accordance with this Agreement;

(g) sell, lease, license, transfer, exchange, mortgage (including securitizations), pledge, dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or encumber any material portion of its assets, including the capital stock or other equity securities of its Subsidiaries, not in the Ordinary Course and with a fair value or sale price, individually or in the aggregate, in excess of €250 million (other than transactions between such Party and any of its direct or indirect wholly owned Subsidiaries or transaction between such Subsidiaries);

(h) sell, lease, license, transfer, exchange, mortgage (including securitizations), pledge, dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise), let lapse, abandon or encumber any material intellectual property, other than non-exclusive licenses, covenants not to sue, releases, waivers or other rights under intellectual property rights, in each case, granted in the Ordinary Course (other than transactions solely between a Party and any of its direct or indirect wholly owned Subsidiaries or transactions solely between such Subsidiaries);

(i) discharge or satisfy any indebtedness in excess of €500 million, other than the discharge or satisfaction of any indebtedness when due in accordance with its terms as of the date hereof or indebtedness by and between a Party and a direct or indirect Subsidiary thereof or between such Subsidiaries;

(j) except (i) in connection with refinancings of existing indebtedness for borrowed money upon market terms and conditions, (ii) for drawdowns of credit facilities outstanding as of the date hereof (or refinancings of such credit facilities permitted under clause (i)) in the Ordinary Course, including working capital needs and capital expenditure requirements, (iii) for an amount not to exceed €1,000 million, (iv) as to FCA, for the purpose of financing the FCA Dividend, or (v) by and between a Party and a direct or indirect Subsidiary thereof or between such Subsidiaries, incur, create, assume or otherwise become liable for any indebtedness for borrowed money (including any guarantee of such indebtedness) or issue any debt securities or change the material terms of any existing indebtedness for borrowed money;

(k) other than as (x) is required by the terms of a Benefit Plan or Collective Bargaining Agreement, in each case, as outstanding on the date hereof or as adopted or modified in accordance with this Agreement, as may be required by applicable Law or under any enhanced restrictions on executive compensation agreed to with a Regulatory Authority or (y) is agreed between the Parties in a separate agreement, (i) increase the compensation or benefits of any of its employees (except for increases in salary or wages in the Ordinary Course with respect to employees who are not legal representatives, directors or officers) or grant or pay any bonus or other compensation to any directors, officers or employees in relation to the Transaction, (ii) grant any severance, retention or termination pay to any of its employee not provided under any Benefit Plan, (iii) establish, adopt, enter into, amend or terminate any Benefit Plan (including any change to any actuarial or other assumption used to calculate funding obligations with respect to any Benefit Plan or change to the manner in which contributions to any Benefit Plan are made or the basis on which such contributions are determined), (iv) grant any awards under any Benefit Plan (including any equity or equity-based awards), (v) increase or promise to increase or provide for the funding under any Benefit Plan, (vi) forgive any loans to any of its employees or (vii) exercise any discretion to accelerate the time of payment or vesting of any compensation or benefits under any Benefit Plan;

(l) petition any competent court or other authority, propose or recommend the passing of a resolution for the liquidation, dissolution or winding-up of it or any of its Subsidiaries;

(m) except in the Ordinary Course (including as a result of the expiration of any such agreements) or as required by applicable Law, adopt, enter into, amend or terminate in any material respect any material Collective Bargaining Agreement (it being agreed that, for the purpose of this clause (m), the

Parties shall each inform and consult with one another regarding any Collective Bargaining Agreement that it (or its Subsidiaries) negotiates, enters into, amends, or terminates in respect of (i) any bargaining union that represents more than 10,000 employees or (ii) any Collective Bargaining Agreement that covers more than 10,000 employees, in each case as relevant under applicable Law);

(n) enter into any agreement or arrangement that grants “most favored nation” status to any counterparty or contains “exclusivity,” “non-compete” or other similar provisions outside of the Ordinary Course or, in any case, that would materially restrict following the Closing the business of DutchCo or any of its successors and its Subsidiaries taken as a whole;

(o) enter into any purchase orders, commitments or agreements, in each case for capital expenditures, outside of the Ordinary Course exceeding €250 million in the aggregate in connection with any single project or group of related projects (other than those contemplated in the applicable Company’s current business plan or budget);

(p) enter into any Contract with any of its shareholders or their affiliates, other than (i) in the Ordinary Course and (ii) transactions solely between a Party and any of its direct or indirect wholly owned Subsidiaries or transactions solely between such Subsidiaries;

(q) enter into or amend any Contract with Faurecia, or have any other dealing with Faurecia, other than in the Ordinary Course;

(r) adopt any change in financial accounting principles, policies or practices, except to the extent that any such changes are required by IFRS;

(s) agree to any settlement or compromise of any liability, dispute, proceeding or litigation which would result in a payment or liability by the Party or any of its Subsidiaries in excess of €500 million, unless and to the extent such payment or liability is specifically reserved for in the financial statements of the relevant Party (or Subsidiary) for the fiscal year ending December 31, 2018 or any subsequently published interim financial statements on or prior to the date hereof;

(t) take any action that is reasonably expected to prevent, impair or materially delay the consummation of the Combination or any of the other Transactions (including the satisfaction of the conditions set forth in Annex IX (Conditions Precedent)); and

(u) authorize or enter into an agreement, arrangement or understanding to do any of the foregoing set forth in Section 1.1(a) through (t) of this Annex IV if FCA or PSA, as applicable, would be prohibited by the terms of Section 1.1(a) through (t) of this Annex IV from doing the foregoing.

Section 1.2 Exceptions to Interim Covenants. Notwithstanding anything herein to the contrary, the following actions shall be permitted to be taken by FCA or PSA, as applicable, between the date hereof and the Closing:

(a) FCA.

(i) The FCA Dividend may be paid.

(ii) FCA may take all actions necessary or desirable to prepare for the Comau Spin-Off or the Comau Alternative Transaction in accordance with the terms of this Agreement, including establishing the perimeter, capital structure and governance of Comau, preparing all documentation and Permits (including, in connection with the Comau Spin-Off, for the listing of Comau shares on a single appropriate securities exchange), obtaining any approvals, authorizations or other Permits, adopting resolutions, and entering into Contracts, in each case, with respect to the Comau Spin-Off.

(iii) FCA may implement the transactions and other actions referred to as Project A, Project B, Project C, Project D, Project E, Project F, Project G and Project H in a separate letter communicated by FCA to PSA on the date hereof.

(b) PSA.

(i) The Faurecia Distribution may be made (provided that there shall be no material changes in any currently existing commercial arrangements between PSA and Faurecia as a result of the Faurecia Distribution, other than amendments to commercial arrangements between PSA and Faurecia in the Ordinary Course).

(ii) PSA may sell its interest in Gefco or in CAPSA (provided that the proceeds of any such sale shall not be distributed by PSA prior to the Closing).

(iii) PSA may repurchase from Dongfeng Motor or its Affiliates 32,000,000 PSA Shares and cancel such PSA Shares (provided that PSA may substitute one or several third parties for the purchase of all or part of such PSA Shares held by Dongfeng Motor, in which case it may cancel only the portion of such PSA Shares it shall have acquired itself).

(iv) PSA may take all actions necessary or desirable to cease the process of transforming PSA into a European Company (Société Européenne) in accordance with this Agreement, including submitting a resolution to such effect to the next annual general meeting of shareholders of PSA.

(v) PSA may acquire an interest (including a majority interest) in a joint venture company established with Punch Powertrain in the sector of power transmission for MHEV/PHEV vehicles.

(vi) PSA may acquire an interest (including a majority interest) in ACC, a European battery company.

(vii) PSA may acquire the entire share capital or a majority interest in a Canadian entity involved in the business of the distribution spare parts (Project Apollo).

(viii) PSA may acquire an interest (including a majority interest) in a French company involved autonomous shuttle (Project Cab).

(ix) PSA may sell two plants in China producing vehicles (Project F99).

(x) PSA may amend its existing coexistence agreement with EPF/FFP relating to the PSA name.

ANNEX V

COVENANTS RELATED TO CONSENTS

Section 1.1 Regulatory Filings and Other Actions.

(a) Regulatory Filings. Other than with respect to the ECB Clearance (which is covered in Section 1.2 of this Annex V), FCA and PSA shall take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part to consummate and make effective the Combination and the other Transactions as soon as reasonably practicable, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, authorizations and other Permits (including the Competition Approvals) (collectively, “Consents”) necessary to be obtained (if any) in order to consummate the Combination and the other Transactions, (ii) subject to Section 1.1(b) of this Annex V, offering and complying with such commitments to the relevant Regulatory Authorities as would be necessary to enable the Regulatory Authorities to grant the Consents and (iii) subject to Section 1.1(b) of this Annex VI, the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.

(b) No Substantial Detriment. Nothing in this Agreement shall require FCA or PSA to, and neither FCA nor PSA may, without the consent of the other Party, offer or comply with any commitment to any Person, Governmental Entity or Self-Regulatory Organization, or take any action (i) with respect to any assets, businesses or interests other than those of DutchCo, FCA, PSA or their respective Subsidiaries and Non-Consolidated Ventures; (ii) if any such commitment or action, individually or in the aggregate, would, or would reasonably be expected to, result in a Substantial Detriment; or (iii) without limiting clause (ii) above, unless any such commitment or action is conditioned on the consummation of the Combination and the other Transactions.

(c) Prior Review of Certain Information. Subject to applicable Law relating to the sharing of information and to the extent practicable, and other than with respect to the ECB Clearance (which is covered in Section 1.2 of this Annex V), FCA and PSA shall cooperate with each other and provide the other or its counsel with a reasonable advance opportunity to review and comment upon, and shall consider in good faith the views of the other Party in connection with, all submissions, filings and written or verbal communications (and any documents submitted therewith) intended to be submitted to, any Governmental Entity or Self-Regulatory Organization (if applicable), in connection with the Combination and the other Transactions. Each of the Parties agrees not to participate in any substantive meeting or discussion with any Governmental Entity or Self-Regulatory Organization in connection with the Combination or the other Transactions unless it has provided the other Party with reasonable advance notice of the discussion or meeting and the opportunity to participate therein unless prohibited by the Governmental Entity or Self-Regulatory Organization, as applicable. FCA and PSA shall keep each other apprised of all material written and verbal discussions with any Governmental Entity or Self-Regulatory Organization in respect of any filings, investigation or other inquiry in connection with the Combination and the other Transactions.

(d) Furnishing of Information. FCA and PSA each shall, upon request by the other and subject to applicable Laws relating to the sharing of information and other than with respect to the ECB Clearance (which is covered in Section 1.2 of this Annex V), promptly furnish the other with a copy of all notices or other communications received or provided by FCA or PSA, as the case may be, from or to any Governmental Entity or Self-Regulatory Organization (if applicable) (or a description thereof, in the case of oral communications), and shall promptly furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of FCA or

PSA or any of their respective Subsidiaries to any Person or any Governmental Entity or Self-Regulatory Organization in connection with the Transactions.

(e) Status Updates and Notice. Subject to applicable Law and the instructions of any Governmental Entity or any Self-Regulatory Organization (if applicable) and other than with respect to the ECB Clearance (which is covered in Section 1.2 of this Annex V), each of FCA and PSA shall keep the other apprised of the status of matters relating to completion of the Transactions and promptly notify the other Party of any development which is material or potentially material to the issuance of any Consent. FCA and PSA shall regularly review with each other the progress of any filings, investigation or other inquiry by a Governmental Entity or Self-Regulatory Organization, and discuss with each other the scope, timing and tactics of any such actions in relation thereto with a view to obtaining approval from (or expiration or termination of any applicable waiting period with regard to or any investigation by) the applicable Governmental Entity or Self-Regulatory Organization at the earliest reasonable opportunity. Without limiting the foregoing, each of FCA and PSA shall give notice to the other Party within one (1) Business Day after becoming aware of the same, of the issuance of any Consents (including non-confidential copies, if any, of the Consent as soon as received from the relevant Regulatory Authority).

(f) Treatment of Sensitive/Privileged Information. Notwithstanding anything to the contrary contained herein, for any information exchanged under Section 1.1 of this Annex V, it is understood that FCA and PSA may, as each deems advisable and necessary, reasonably designate any commercially or competitively sensitive material provided to the other Party under Section 1.1 of this Annex V or any subsection thereof as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission (in writing) is obtained in advance from the source of the materials (FCA or PSA, as the case may be) or its legal counsel; provided, further, that materials provided pursuant to Section 1.1 of this Annex V or any subsection thereof may, to the extent permitted by Law or the Governmental Entity or Self-Regulatory Organization concerned, be redacted (i) to remove references concerning the valuation of the Transactions, (ii) as necessary to comply with contractual arrangements with third parties, and (iii) as necessary to address reasonable privilege concerns. The Parties agree to treat information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to Section 1.1 of this Annex V in a manner so as to preserve the applicable privilege.

Section 1.2 ECB Clearance.

(a) Subject to Section 1.1(b) of this Annex V, FCA and PSA shall cooperate with each other and shall (and cause their respective Subsidiaries to) take or cause to be taken all actions, and do or cause to be done, as promptly as practicable, all things, necessary, proper or advisable under this Agreement and applicable Law, in particular pursuant to the Arrêté du 4 décembre 2017 relatif à l'agrément, aux modifications de situation et au retrait de l'agrément des établissements de crédit, to obtain the approval of the Transactions from the European Central Bank (including as a result of the expiration of the applicable waiting periods) (the “ECB Clearance”).

(b) Without limiting the obligations imposed by Section 1.2(a) of this Annex V:

(i) Each of FCA and PSA shall submit or cause to be submitted no later than fifty (50) Business Days following the execution and delivery of this Agreement, a joint notice of the Transactions to the French banking regulator (L'Autorité de contrôle prudentiel et de resolution) (“ACPR”).

(ii) Subject to applicable Law (including regarding restricted disclosure of information on classified contracts), each of FCA and PSA shall (A) permit counsel for the other Party reasonable opportunity to review in advance, and consider in good faith the views of each other

Party in connection with, any proposed written or verbal communication to the ACPR or the European Central Bank; and (B) not participate in any substantive meeting or discussion, either in person or by telephone, with the ACPR or the European Central Bank in connection with the Transactions without consulting with the other Party in advance and, to the extent not prohibited by such Governmental Entity, giving the other Party the opportunity to attend and participate.

(iii) Each of FCA and PSA shall provide the ACPR or the European Central Bank with any additional or supplemental information that they request during the ECB Clearance review process as promptly as practicable, and in all cases within the amount of time allowed by the ACPR or the European Central Bank.

(iv) PSA and FCA shall, and shall cause their Subsidiaries to, take any and all actions necessary to avoid, eliminate and resolve any and all impediments under applicable Law that may be asserted by the European Central Bank, the ACPR or any other Person or Governmental Entity with respect to the ECB Clearance and to obtain all consents, approvals and waivers in connection with the ECB Clearance; provided that PSA and FCA shall not be obligated to take any action (i) unless such action is expressly conditioned upon the consummation of the Transactions and (ii) if such action is reasonably expected to have, individually or in the aggregate, a Substantial Detriment.

(v) In addition, if any action or proceeding is instituted (or threatened) challenging the granting of the ECB Clearance or otherwise delay or prohibit the consummation of the Transactions, PSA, FCA and their Subsidiaries shall take any and all actions necessary to contest and defend any such claim, cause of action, or proceeding to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded, or terminated, any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) that prohibits, prevents, or restricts consummation of the Transactions.

Section 1.3 Access. Subject to the Confidentiality Agreement and applicable Law, each of FCA and PSA shall (and shall cause its Subsidiaries to) afford the other and the other’s authorized representatives (“Representatives”) reasonable access, during normal business hours throughout the period prior to the Closing, to its employees, properties, books and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested in order to facilitate the Parties’ integration and operational transition efforts or as otherwise deemed appropriate by the Parties; provided that no investigation pursuant to this Section 1.3 of this Annex V shall affect or be deemed to modify any representation or warranty made by FCA or PSA in this Agreement; provided, further, that the foregoing shall not require FCA or PSA to disclose (i) any privileged information of FCA or PSA, as applicable, or any of its Subsidiaries that would, as determined in good faith by the relevant Party after consultation with outside counsel, waive the protection of attorney-client privilege, (ii) any information that FCA or PSA, as applicable, determines, in good faith (in their sole discretion), is subject to an obligation of confidentiality, commercially or competitively sensitive or otherwise inappropriate to disclose to the other Party (such as the disclosure of trade secrets of third parties), (iii) any information that would result in a violation of applicable Law, or (iv) result in the disclosure of any Personal Information that would expose the Party to a material risk of liability. In the event that a Party objects to any request submitted pursuant to and in accordance with this Section 1.3 of this Annex V and withholds information on the basis of the foregoing clauses (i) through (iv), the applicable Party shall inform the other Party as to the general nature of what is being withheld and the Parties shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. All requests for information made pursuant to this Section 1.3 of this Annex V shall be directed to the individual(s) designated by FCA or PSA, as applicable. All such information shall be governed by the terms of the Confidentiality Agreement.

ANNEX VI

PREPARATION OF PROSPECTUS AND OTHER FILINGS

Section 1.1 Preparation of Required Documentation.

(a) As promptly as practicable after the date of this Agreement, FCA and PSA shall prepare or cause to be prepared the Cross-Border Merger Terms for the Combination in accordance with Directive (EU) 2017/1132 of 14 June 2017 relating to certain aspects of company law (codification), as amended from time to time, and, in the case of FCA, the Dutch Merger Regulations and, in the case of PSA, the French Merger Regulations (the “Cross-Border Merger Terms”) for the approval by the PSA Board and the FCA Board in accordance with Dutch Law and French Law, as applicable. The Cross-Border Merger Terms shall be in English, French and Dutch (unless French or Dutch is not required under applicable Law) and give effect to the Combination on the terms and subject to the conditions set forth in this Agreement as may be required under the Dutch Merger Regulations and the French Merger Regulations, and shall include such other provisions consistent with this Agreement to the extent customary or legally required for transactions of the type of the Combination under Dutch Law and French Law, and any other applicable Law in the European Economic Area, as applicable.

(b) As promptly as practicable following the completion of the Cross-Border Merger Terms, and in accordance with applicable Law, the PSA Board and the FCA Board shall approve the Cross-Border Merger Terms and the transactions contemplated thereby. Contemporaneously with the filing and publishing of the PSA Information Document pursuant to Section 1.1(d) of this Annex VI, but not earlier than six months prior to the then reasonably expected Closing Date, the Parties shall publish the information required pursuant to Article R. 236-15 of the French Commercial Code (Code de Commerce) and Article 2:333e of the Dutch Civil Code, respectively, in the Bulletin officiel des annonces civiles et commerciales in France, in a legal gazette in the department of the registered office of PSA and in the Staatscourant in the Netherlands, and cause the Cross-Border Merger Terms (and any other document required by applicable Law) to be filed with each of the Clerk of the Commercial Court of Nanterre (Greffe du Tribunal de Commerce de Nanterre) and Trade Registry in the Netherlands and made available at their registered office, and thereafter make a public announcement of the filings in a Dutch daily newspaper, all before the date that is at least one month before the date of the PSA Shareholders’ Meeting (collectively, the “Merger Terms Publication”). Following the Merger Terms Publication, PSA or FCA, as applicable, shall promptly notify the other Party upon receipt of notice of any pending or threatened opposition rights proceeding initiated by any creditors, holders of bonds (obligations), whether or not redeemable or convertible, or warrants (collectively, “Creditors”) of PSA or FCA pursuant to French Law or Dutch Law (whether during the one-month period following the Merger Terms Publication or otherwise). Such notice shall describe in reasonable detail the nature of such opposition rights proceeding. With respect to any such opposition rights proceeding, the provisions of Section 6.12 of this Agreement shall apply mutatis mutandis.

(c) As promptly as practicable following after the date of this Agreement, PSA and FCA shall each appoint one or more independent accountants to issue the statements as required pursuant to section 2:328 and section 2:333g of the Dutch Civil Code and Article L. 236-10 of the French Commercial Code, which includes a statement on the fairness of the Exchange Ratio and a report assessing the value of the net assets transferred to DutchCo.

(d) As promptly as practicable after the date of this Agreement, FCA and PSA shall prepare, and FCA shall file with the SEC, a registration statement on Form F-4 (together with any supplements or amendments thereto, the “Registration Statement”) to register the offer and sale of the DutchCo Shares pursuant to the Combination. PSA and FCA shall each cause the Registration Statement to become effective under the Securities Act of 1933, as amended, and rules and regulations promulgated thereunder (the “Securities Act”) as promptly as practicable following such filing (including by responding to comments of the SEC), and shall also satisfy prior to the effective date of the Registration Statement any applicable French, Dutch, Italian, U.S. or other applicable securities Laws in connection with the issuance of DutchCo Shares pursuant to the Combination. As promptly as reasonably practicable in accordance with applicable Law: (w) FCA and PSA shall prepare, and PSA shall file and publish as may be required by the AMF and in accordance with applicable French Law, an information document (document d’information) (which may be based on the Registration Statement or consist of the passported Admission Prospectus) relating to the Combination and which shall be presented to the PSA Shareholders’ Meeting (together with any amendments thereof or supplements thereto, the “PSA Information Document”); (x) FCA and PSA shall prepare and FCA shall make available at FCA’s registered office in Amsterdam, the Netherlands, Explanatory Notes to the Agenda of the FCA Shareholders’ Meeting, including any documentation required or conducive for the shareholders of FCA (which may be based on the Registration Statement or consist of the Admission Prospectus) to be adequately informed about the Transactions (together with any amendments thereof or supplements thereto, the “FCA Shareholder Circular”); (y) FCA shall prepare, and file with the NYSE, a listing application (the “NYSE Listing Application”) for the listing of DutchCo Shares on the NYSE; and (z) FCA and PSA shall prepare, and FCA shall file for the purpose of admission of the DutchCo Shares to trading on the regulated markets of Euronext Paris and the Borsa Italiana, (i) a listing prospectus (the “Admission Prospectus”) with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”) in accordance with applicable Law, (ii) an application with the AFM for notification of the Admission Prospectus and “passport” procedure of the Admission Prospectus to the relevant authority in each of France and Italy and (iii) an application with Euronext Paris and the Borsa Italiana for admission to listing on the regulated market of Euronext Paris and the Borsa Italiana, to the extent required (the applications referenced in clauses (ii) and (iii), collectively the “EU Listing Applications”). Subject to applicable Law, each of FCA and PSA shall furnish all information concerning itself (including its Subsidiaries and Non-Consolidated Ventures) as may be reasonably necessary or appropriate in connection with such actions and the preparation of the Registration Statement, the PSA Information Document, the FCA Shareholder Circular, the NYSE Listing Application, the Admission Prospectus and the EU Listing Applications (collectively the “Securities Filings”), provided that neither Party shall use any such information for any other purpose without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed) or if doing so would violate or cause a violation of applicable securities Laws. Each of FCA and PSA shall provide each other with a reasonable opportunity to review each Security Filing and any amendments or supplements thereto (which comments shall be reasonably considered by the Party making such Security Filing) prior to their filing. No filing of, or amendment or supplement to, such Security Filing shall be made by FCA or PSA, without the prior written consent of FCA and PSA, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed). Subject to applicable Law, FCA and PSA agree that the information relating to FCA and PSA and their respective businesses (including their respective Subsidiaries and Non-Consolidated Ventures) included in the Securities Filings shall be identical in terms of content to the maximum practicable extent. Each Party agrees to correct promptly any information provided by it for use in the Securities Filings if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. The Parties shall notify each other promptly of the receipt of any comments from the SEC or its staff or any request by any other Governmental Entity for amendments or supplements to any Security Filing, and will supply each other with copies of any related correspondence to the extent permitted by applicable Law. FCA shall promptly advise PSA of the time of effectiveness of the Form F-4 (and of any supplements or amendments thereto), the issuance of any stop order relating thereto or the suspension of the qualification of the DutchCo Shares for offering or sale in any jurisdiction, and each of FCA and PSA shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. FCA and PSA also agree to cooperate in connection with any financing or treasury activities including with respect to the preparation of any prospectus, registration statement, offering memoranda or similar information document necessary or appropriate for any financings.

(e) Each of FCA and PSA shall also take any other action (other than qualifying to do business generally in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable French, Dutch, Italian or other applicable securities Laws or any applicable state securities or “blue sky” laws and the rules and regulations thereunder, in connection with the Transactions and the issuance and listing of the DutchCo Shares.

(f) FCA shall take, in accordance with applicable Law, the applicable rules and regulations of the SEC, the NYSE, the Borsa Italiana, and the Organizational Documents of FCA, all actions necessary to convene a meeting of its shareholders (the “FCA Shareholders’ Meeting”) as promptly as practicable after the later of (x) the expiration of any Creditor rights opposition period following the Merger Terms Publication under Dutch Law and (y) the date which is forty (40) Business Days after the date on which the Registration Statement is declared effective. The FCA Board shall make the FCA Recommendation, use its best efforts to obtain the FCA Requisite Vote (including recommending through the FCA Board the obtaining of the FCA Requisite Vote), and include the FCA Recommendation in the FCA Shareholder Circular and the Registration Statement. In the event that, on or subsequent to the date hereof and prior to the FCA Shareholders’ Meeting (including any adjournment thereof in accordance with this Agreement), the FCA Board (1) determines to make no recommendation for the Combination, (2) fails to include the FCA Recommendation in the FCA Shareholder Circular or the Registration Statement, (3) withdraws, modifies or qualifies (or publicly proposes or publicly resolves to withdraw, modify or qualify) its recommendation for the Combination in a manner that is adverse to PSA, or (4) fails to recommend against any Acquisition Proposal structured as a public offer (openbaar bod) (or any material modification thereto) within five Business Days after commencement of such offer (or such material modification) (any of the actions set forth in the foregoing clauses (1) through (4), a “Change in FCA Recommendation”), which Change in FCA Recommendation shall be made only in accordance with Section 1.1(d) of Annex VII (Acquisition Proposals), then PSA shall have a right to terminate this Agreement in accordance with Section 1.4(a) of Annex X (Termination by PSA). Any Change in FCA Recommendation shall not limit or modify the obligation of FCA to convene the FCA Shareholders’ Meeting pursuant to this Section 1.1(f) of this Annex VI, and, if this Agreement is not otherwise terminated by either FCA or PSA in accordance with the terms hereof, the Cross-Border Merger Terms and the transactions contemplated thereby and by this Agreement shall be submitted to the shareholders of FCA at the FCA Shareholders’ Meeting for the purpose of obtaining the FCA Requisite Vote.

(g) PSA shall take, in accordance with applicable Law, the applicable rules and regulations of the AMF and Euronext Paris and the Organizational Documents of PSA, all action necessary to convene a meeting of its shareholders (the “PSA Shareholders’ Meeting”) as promptly as practicable after the later of (x) the expiration of any Creditor rights opposition period following the Merger Terms Publication under French Law or Dutch Law and (y) the date which is forty (40) Business Days after the date on which the Registration Statement is declared effective. The PSA Board shall make the PSA Recommendation and include the PSA Recommendation in the PSA Information Document and the Registration Statement. In the event that on or subsequent to the date hereof and prior to the PSA Shareholders’ Meeting (including any adjournment thereof in accordance with this Agreement), the PSA Board (1) determines to make no recommendation for the Combination, (2) fails to include the PSA Recommendation in the PSA Information Document or the Registration Statement, (3) withdraws, modifies or qualifies (or publicly proposes or publicly resolves to withdraw, modify or qualify) its recommendation for the Combination in a manner that is adverse to FCA, or (4) fails to recommend against any Acquisition Proposal structured as a tender or exchange offer (or any material modification thereto) within five Business Days after the “déclaration de conformité” of the AMF in respect of such offer (any of the actions set forth in the foregoing clauses (1) through (4), a “Change in PSA Recommendation”), which Change in PSA Recommendation shall be made only in accordance with Section 1.1(d) of Annex VII (Acquisition Proposals), then FCA shall have a right to terminate this Agreement in accordance with Section 1.3(a) of Annex X (Termination by FCA). Any Change in PSA Recommendation shall not limit or modify the obligation of PSA to convene the PSA Shareholders’ Meeting pursuant to this Section 1.1(g) of this Annex VI, and, if this Agreement is not otherwise terminated by either FCA or PSA in accordance with the terms hereof, the Cross-Border Merger Terms and the transactions contemplated thereby and by this Agreement shall be submitted to the shareholders of PSA at the PSA Shareholders’ Meeting for the purpose of obtaining the PSA Requisite Vote.

(h) FCA and PSA shall each use their best efforts to cause the FCA Shareholders’ Meeting and the PSA Shareholders’ Meeting to be held on or near the same date. Each Party agrees (i) to provide the other reasonably detailed periodic updates concerning results of voting or proxy solicitation, on a timely basis and (ii) to give written notice to the other Party one day prior to the FCA Shareholders’ Meeting or the PSA Shareholders’ Meeting, as applicable, and on the day of, but prior to the FCA Shareholders’ Meeting or the PSA Shareholders’ Meeting, as applicable, indicating whether as of such date the FCA Requisite Vote or the PSA Requisite Vote, as applicable, have been obtained.

ANNEX VII

ACQUISITION PROPOSALS

Section 1.1 Acquisition Proposals.

(a) Without limiting any of such Party’s other obligations under this Agreement, each of FCA and PSA agrees that, from and after the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries nor any of their respective officers, directors or employees, and each of them shall instruct and cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit, encourage, facilitate, or induce any inquiry or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) subject to Section 1.1(b) of this Annex VII, have any discussion with any Person relating to any Acquisition Proposal (other than to decline to engage in discussions), engage in any negotiations concerning an Acquisition Proposal, or facilitate any effort or attempt to make an Acquisition Proposal, (iii) subject to Section 1.1(b) of this Annex VII, provide any information or data to any Person in relation to an Acquisition Proposal, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (v) approve or recommend, propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, business combination agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

(b) Notwithstanding anything in this Agreement to the contrary, (I) each of FCA and PSA or their respective Boards shall be permitted to (x) in the case of FCA, comply with Rule 14d-9 and Rule 14e-2 of the Exchange Act and the applicable rules and regulations of the AFM and Borsa Italiana, and (y) in the case of PSA, comply with the General Regulations (Règlement général) of the AMF, provided that neither clause (x) nor clause (y) shall in any way eliminate or modify the effect that any such action would otherwise have under this Agreement (it being understood that a “stop, look and listen” or similar communication suggesting to stockholders to await further information shall not be deemed to be a Change in FCA Recommendation or Change in PSA Recommendation, as applicable), and (II) if at any time following the date hereof and (x) in the case of FCA, prior to the receipt of the FCA Requisite Vote and (y) in the case of PSA, prior to the receipt of the PSA Requisite Vote, (i) FCA or PSA, as applicable, has received a bona fide written Acquisition Proposal from a third party that did not result from a violation of Section 1.1 of this Annex VII, which the FCA Board or the PSA Board, as applicable, determines in good faith constitutes, or could reasonably be expected to result in, a Superior Proposal and (ii) the FCA Board or the PSA Board, as applicable, determines in good faith that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then FCA or PSA, as applicable, may (A) furnish information (including non-public information) to such Person that has delivered the bona fide written Acquisition Proposal and (B) engage in discussions or negotiations with such Person with respect to the Acquisition Proposal; provided that (1) prior to so furnishing such information or engaging in any such discussion or negotiations, as the case may be, the applicable Party receives from such Person an executed confidentiality agreement on terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement and (2) any non-public information concerning FCA or PSA, as applicable, provided or made available to such Person shall, to the extent not previously provided or made available to FCA or PSA, as applicable, be provided or made available to such Party as promptly as reasonably practicable (and in no event later than 24 hours) after it is provided or made available to such Person. For purposes of Section 1.1 of this Annex VII, references to “Board” means, in relation to FCA, the FCA Board and, in relation to PSA, the PSA Board.

(c) From and after the date hereof, FCA or PSA, as applicable, shall promptly (and in any event within 24 hours), notify the other Party in the event that it receives (i) any Acquisition Proposal or a written indication by any Person that it is considering making an Acquisition Proposal, or (ii) any

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inquiry or request for discussions or negotiations regarding any Acquisition Proposal. FCA or PSA, as applicable, shall notify the other Party (orally and in writing) as promptly as reasonably practicable (and in any event within 24 hours) of the identity of such Person and provide a copy of such Acquisition Proposal, indication, inquiry or request or any amendments thereto (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal, indication, inquiry or request). Subject to applicable Law, FCA or PSA, as applicable, shall keep the other Party informed on a reasonably current basis of the status of any Acquisition Proposal, indication, inquiry or request, and any material developments, discussions and negotiations related thereto.

(d) Notwithstanding anything in this Agreement to the contrary, at any time prior to the earlier of (i) receipt of the FCA Requisite Vote or the PSA Requisite Vote as the case may be, and (ii) the termination of this Agreement in accordance with its terms, the FCA Board shall be entitled to effect a Change in FCA Recommendation and the PSA Board shall be entitled to effect a Change in PSA Recommendation, in each case, if such Party receives an Acquisition Proposal that did not result from a breach of Section 1.1(a) of this Annex VII (and as to which the Party recipient of the Acquisition Proposal complied with Section 1.1(b) and Section 1.1(c) of this Annex VII) which the applicable Board reasonably determines in good faith constitutes a Superior Proposal; provided, however, that the FCA Board shall be entitled to effect a Change in FCA Recommendation or the PSA Board shall be entitled to effect a Change in PSA Recommendation, in each case, only to the extent such Board has first complied with its obligations under Section 1.1(e) of this Annex VII and then reasonably determines in good faith that the failure to effect such a Change in FCA Recommendation or Change in PSA Recommendation, as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law.

(e) The FCA Board shall not be entitled to effect a Change in FCA Recommendation unless FCA has provided PSA with a written notice (the “Change in FCA Recommendation Notice”) that FCA intends to take such action, which notice includes, as applicable, an un-redacted copy of the Superior Proposal that is the basis of such action (including the identity of the Person making the Superior Proposal). During the five Business Day period following PSA’s receipt of the Change in FCA Recommendation Notice, FCA shall, and shall cause its Representatives to, negotiate with PSA in good faith (to the extent PSA desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and following the end of the five Business Day period, the FCA Board shall determine in good faith, taking into account any changes to this Agreement proposed in writing by PSA in response to the Change in FCA Recommendation Notice or otherwise, whether the Superior Proposal giving rise to the Change in FCA Recommendation Notice continues to constitute a Superior Proposal. Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Change in FCA Recommendation Notice and FCA shall be required to comply again with the requirements of this Section 1.1(e) of this Annex VII; provided, however, that for purposes of this sentence, references to the five (5) Business Day period above shall be deemed to be references to a three Business Day period. The PSA Board shall not be entitled to effect a Change in PSA Recommendation unless PSA has provided FCA with a written notice (the “Change in PSA Recommendation Notice”) that PSA intends to take such action, which notice includes, as applicable, an un-redacted copy of the Superior Proposal that is the basis of such action (including the identity of the Person making the Superior Proposal). During the five Business Day period following FCA’s receipt of the Change in PSA Recommendation Notice, PSA shall, and shall cause its Representatives to, negotiate with FCA in good faith (to the extent FCA desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and following the five Business Day period, the PSA Board shall determine in good faith, taking into account any changes to this Agreement proposed in writing by FCA in response to the Change in PSA Recommendation Notice or otherwise, whether the Superior Proposal giving rise to the Change in PSA Recommendation Notice continues to constitute a Superior Proposal. Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Change in PSA Recommendation Notice and PSA shall be required to comply again with the requirements of this Section

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1.1(e) of this Annex VII; provided, however, that for purposes of this sentence, references to the five Business Day period above shall be deemed to be references to a three Business Day period.

(f) Each of FCA and PSA agrees that it will, and will cause its Representatives and its Subsidiaries and such Subsidiaries’ Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties with respect to any Acquisition Proposal. Nothing in Section 1.1 of this Annex VII shall (x) permit FCA or PSA to terminate this Agreement (except as specifically provided in Annex X (Termination)) or (y) affect any other obligation of FCA or PSA under this Agreement, except as otherwise expressly set forth in this Agreement. Unless this Agreement shall have been earlier terminated, neither FCA nor PSA shall submit to the vote of its shareholders or recommend to its shareholders any Acquisition Proposal (other than the Transactions).

(g) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement in accordance with its terms and the Closing, FCA and PSA, as applicable, shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which FCA and PSA, as applicable, or any of their respective Subsidiaries is a party and shall fully enforce such provisions (provided that the foregoing shall not prohibit PSA from waiving compliance with the “standstill” provision of the existing shareholders agreement between EPF/FFP and PSA consistent with the terms of the applicable Letter Agreement).

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ANNEX VIII

EMPLOYEE-RELATED MATTERS; INDEMNIFICATION

Section 1.1 Employee Matters.

(a) The Parties agree that (i) the employees of FCA and its Subsidiaries at the Closing who continue to remain employed with DutchCo (the “FCA Continuing Employees”) and (ii) the employees of PSA and its Subsidiaries at the Closing who continue to remain employed with DutchCo (the “PSA Continuing Employees”) shall, during the period commencing at the Closing and ending on December 31, 2021, be provided with a base salary or base wage, severance benefit protections, and pension and welfare benefits that are no less favorable, in the aggregate, than those provided to such FCA Continuing Employees or PSA Continuing Employees, as applicable, immediately prior to the Closing.

(b) Prior to making any material written communications to the employees of FCA or PSA pertaining to compensation or benefit matters that are affected by the Transactions, each Party shall provide the other Party with a copy of the intended communication, the other Party shall have a reasonable period of time to review and comment on the communication, and the relevant Party shall consider any such comments in good faith.

(c) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Benefit Plan or Collective Bargaining Agreement, (ii) prevent FCA, PSA, DutchCo or any of their respective affiliates from amending or terminating any of their respective Benefit Plans in accordance with their terms, (iii) prevent FCA, PSA, DutchCo or any of their respective affiliates, after the Closing, from terminating the employment of any FCA Continuing Employee or PSA Continuing Employee or (iv) create any third-party beneficiary rights in any employee of FCA, PSA or any of their Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining or other representative thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any FCA Continuing Employee or PSA Continuing Employee by FCA, PSA, DutchCo or any of their respective affiliates or under any Benefit Plan which FCA, PSA, DutchCo or any of their respective affiliates may maintain.

Section 1.2 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Closing, DutchCo shall indemnify and hold harmless each present and former director and officer of each Party or any of its Subsidiaries (in each case, when acting in such capacity), determined as of the Closing (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Closing and related to their respective roles as director or officer of the relevant Party or its relevant Subsidiary, whether asserted or claimed prior to, at or after the Closing; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b) Any Indemnified Party wishing to claim indemnification under Section 1.2(a) of this Annex VIII, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify DutchCo thereof, but the failure to so notify shall not relieve DutchCo of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices DutchCo. The existing procedural requirements with respect to any indemnification claims shall continue to apply.

(c) Prior to the Closing, each Party shall (and if such Party is unable to, DutchCo shall) effective as of the Effective Time, obtain and fully pay for “tail” insurance policies with a claims period of

VIII-1

at least six years from and after the Closing from an insurance carrier with the same or better credit rating as such Party’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as such Party’s existing policies with respect to matters existing or occurring at or prior to the Closing (including in connection with this Agreement or the Transactions). If such Party and DutchCo for any reason fail to obtain such “tail” insurance policies as of the Closing, DutchCo shall continue to maintain in effect for a period of at least six years from and after the Closing the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in such Party’s existing policies as of the date of this Agreement.

(d) The provisions of Section 1.2 of this Annex VIII are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties. The rights of the Indemnified Parties under Section 1.2 of this Annex VIII shall be in addition to any rights such Indemnified Parties may have under any applicable Organizational Documents, Contract or Law.

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ANNEX IX

CONDITIONS PRECEDENT

Section 1.1 Conditions Precedent.

(a) Shareholder Approvals. The FCA Requisite Vote shall have been obtained at the FCA Shareholders’ Meeting and the PSA Requisite Vote shall have been obtained at the PSA Shareholders’ Meeting.

(b) Exchange Listings. The DutchCo Shares to be issued to the holders of the PSA Shares pursuant to this Agreement and otherwise in connection with the Combination pursuant to this Agreement (including the DutchCo Shares to be reserved for issuance in connection with the Combination) shall have been authorized for listing on Euronext Paris, the NYSE, and the Borsa Italiana (to the extent applicable).

(c) Registration Statement and Admission Prospectus. The Registration Statement shall have been declared effective by the SEC under the Securities Act, and shall not be the subject of any stop order suspending the effectiveness of the Registration Statement. All necessary Consents of the AFM with respect to the Admission Prospectus shall have been obtained, and the AFM, upon request of FCA or DutchCo, shall have validly provided notice of the Admission Prospectus (as well as a translation into Italian and French of the summary of the Admission Prospectus, to the extent required by applicable Laws) to each of the AMF, the Commissione Nazionale per le Società e la Borsa and the European Securities and Markets Authority pursuant to Article 25 of the Regulation (EU) 2017/1129 of the European Parliament and the Council of 14 June 2017.

(d) Competition Approvals and Other Approvals.

(i) All waiting periods (and any extension thereof) in connection with the Competition Approvals shall have expired or been terminated and (to the extent applicable) all of the Competition Approvals shall have been granted, and shall be in full force and effect.

(ii) There shall have been obtained or made the Consents (other than (i) the Competition Approvals that are governed by paragraph (d)(i) above and (ii) such Consents, including competition clearances other than the Competition Approvals, for which the failure to be obtained or made would not, individually or in the aggregate, have a Substantial Detriment) of any Governmental Entity required of PSA, FCA or any of their respective Subsidiaries to consummate the Transactions and such Consents shall (1) have been obtained on terms that, individually or in the aggregate, would not reasonably be expected to have a Substantial Detriment, and (2) be in full force and effect.

(e) ECB Clearance. The ECB Clearance shall have been obtained.

(f) Pre-Combination Items. Each of the Pre-Combination Certificates shall have been issued.

(g) No Injunctions or Restraints. No Governmental Entity having jurisdiction over the Parties or their respective businesses or assets shall have enacted, issued, promulgated, enforced or entered any Law that prohibits or makes illegal the consummation of the Combination or the other Transactions but only to the extent failure to comply with such prohibition(s) or decision(s), individually or in the aggregate, would reasonably be expected to have a Substantial Detriment.

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ANNEX X

TERMINATION

Section 1.1 Termination by Mutual Consent. This Agreement may be terminated by mutual written consent of FCA and PSA at any time prior to the Closing.

Section 1.2 Termination by Either Party. This Agreement may be terminated by either FCA or PSA at any time prior to the Closing:

(a) if the Closing shall not have occurred by June 30, 2021 (such date, the “Longstop Date”), whether such date is before or after the date of the receipt of the FCA Requisite Vote or the PSA Requisite Vote; provided, however, that the Longstop Date may be extended for only one (1) additional 90-day period at the option of either FCA and PSA (each in its sole discretion) if the only conditions that have not been satisfied (other than those conditions that have been waived in writing, and those conditions that by their nature can only be satisfied at or immediately prior to the Closing) at the Longstop Date are one or more of the conditions set forth in Section 1.1(g) of Annex IX (Conditions Precedent) (solely as it relates to any Competition Approvals or the ECB Clearance) and Section 1.1(d)(i) or (e) of Annex IX (Conditions Precedent); provided, further, that neither (x) the right to extend the Longstop Date pursuant to this Section 1.2(a) of this Annex X nor (y) the right to terminate this Agreement pursuant to this Section 1.2(a) of this Annex X, may be exercised by any Party whose failure to perform any material covenant or obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of a condition to the consummation of the Combination to be satisfied on or before the Longstop Date;

(b) if (i) the FCA Requisite Vote shall not have been obtained after a vote of the FCA shareholders has been taken and completed at the FCA Shareholders’ Meeting or at any adjournment or postponement thereof in accordance with this Agreement, or (ii) the PSA Requisite Vote shall not have been obtained after a vote of the PSA shareholders has been taken and completed at the PSA Shareholders’ Meeting or at any adjournment or postponement thereof in accordance with this Agreement; provided that the right to terminate this Agreement pursuant to this paragraph (b) may not be exercised by any Party whose failure to perform any material covenant or obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure to obtain the FCA Requisite Vote or PSA Requisite Vote on or before the Longstop Date;

(c) if any Governmental Entity responsible for granting a Consent required under Section 1.1(d) of Annex IX (Conditions Precedent) has (1) denied such Consent in writing and such denial has become final, binding and non-appealable, or (2) issued, promulgated, enforced or entered any order or decision permanently restraining, enjoining or otherwise prohibiting consummation of the Combination that has become final and non-appealable, or (3) enacted, issued, promulgated, enforced or entered any order or decision that requires a Party or any of its Subsidiaries to take or commit to take any actions constituting, or that would reasonably be expected to result in, a Substantial Detriment, or would otherwise constitute or reasonably be expected to result in a Substantial Detriment, in each case, that has become final and non-appealable, or (4) indicated to the Parties definitively that it will grant the relevant Consent only if a Party or any of its Subsidiaries takes, or commits to take, any actions constituting, or that would reasonably be expected to result in, a Substantial Detriment; provided that the Party seeking to terminate this Agreement pursuant to this Section 1.2(c) of this Annex X shall have complied with its obligations under Annex V (Covenants Related to the Consents) to (x) prevent the denial of such Consent, (y) prevent the entry of and to remove such order or decision, or (z) cause the relevant Regulatory Authority to grant the relevant Consent without a Party or any of its Subsidiaries taking, or committing to take, any actions constituting, or that would reasonably be expected to result in, a Substantial Detriment, as applicable; provided, further, that the right to terminate this Agreement pursuant to this Section 1.2(c) of this Annex X may not be exercised by any Party whose failure to perform any material covenant or obligation under this

Agreement has been the primary cause of, or primarily resulted in, such denial or order or decision, as applicable.

Section 1.3 Termination by FCA. This Agreement may be terminated by FCA by written notice to PSA at any time prior to the Closing:

(a) if the PSA Board shall have effected a Change in PSA Recommendation;

(b) if the PSA Board shall have failed to hold a vote of the shareholders of PSA in order to obtain the PSA Requisite Vote prior to March 31, 2021;

(c) (i) if PSA (A) willfully breaches or fails to perform any of its covenants or agreements contained in this Agreement in any material respect (and such breach is not curable prior to the Longstop Date, or if curable prior to the Longstop Date, has not been cured within the earlier of (x) thirty (30) days after the giving of notice thereof by FCA to PSA or (y) three (3) Business Days prior to the Longstop Date) or (B) breaches or fails to perform any of its covenants or agreements in this Agreement in a manner that would be reasonably likely to prevent or materially delay completion of the Transactions or result in a Substantial Detriment; or (ii) if any of the representations or warranties of PSA contained in (A) Annex III (other than as set forth in Sections 1.1(a), (b) and (c) of Annex III) fails to be true and correct where such failure to be true and correct, individually or in the aggregate, (x) constitutes a Material Adverse Effect with respect to PSA or a Substantial Detriment or (y) would reasonably be expected to prevent, impair or materially delay the consummation of the Combination, (B) Section 1.1(a) or (b) of Annex III fails to be true and correct in any material respect (and such failure to be true and correct is not curable prior to the Longstop Date, or if curable prior to the Longstop Date, has not been cured within the earlier of (x) thirty (30) days after the giving of notice thereof by FCA to PSA or (y) three (3) Business Days prior to the Longstop Date), or (C) Section 1.1(c)(ii) of Annex III fails to be true and correct in all but de minimis respects; provided, however, that the right to terminate this Agreement pursuant to this Section 1.3(c) of this Annex X shall not be available if FCA is then in material breach of any of its representations, warranties, covenants or other agreements hereunder; or

(d) in the event of a Material Adverse Effect with respect to PSA.

Section 1.4 Termination by PSA. This Agreement may be terminated by PSA by written notice to FCA at any time prior to the Closing:

(a) if the FCA Board shall have effected a Change in FCA Recommendation;

(b) if the FCA Board shall have failed to hold a vote of the shareholders of FCA in order to obtain the FCA Requisite Vote prior to March 31, 2021;

(c) (i) if FCA (A) willfully breaches or fails to perform any of its covenants or agreements contained in this Agreement in any material respect (and such breach is not curable prior to the Longstop Date, or if curable prior to the Longstop Date, has not been cured within the earlier of (x) thirty (30) days after the giving of notice thereof by PSA to FCA or (y) three (3) Business Days prior to the Longstop Date) or (B) breaches or fails to perform any of its covenants or agreements in this Agreement in a manner that would be reasonably likely to prevent or materially delay completion of the Transactions or result in a Substantial Detriment; or (ii) if any of the representations or warranties of FCA contained in (A) Annex III (other than as set forth in Sections 1.1(a), (b) and (c) of Annex III) fails to be true and correct where such failure to be true and correct, individually or in the aggregate, (x) constitutes a Material Adverse Effect with respect to PSA or a Substantial Detriment or (y) would reasonably be expected to prevent, impair or materially delay the consummation of the Combination, (B) Section 1.1(a) or (b) of Annex III fails to be true and correct in any material respect (and such failure to be true and correct is not curable prior to the Longstop Date, or if curable prior to the Longstop Date, has not been cured within the earlier of (x) thirty (30) days after the giving of notice thereof by PSA to FCA or (y) three (3) Business Days prior to the Longstop Date), or (C) Section 1.1(c)(i) of Annex III fails to be true and correct in all but de minimis respects; provided, however, that the right to terminate this Agreement pursuant to this Section 1.4(c) of this Annex X shall not be available if PSA is then in material breach of any of its representations, warranties, covenants or other agreements hereunder; or

(d) in the event of a Material Adverse Effect with respect to FCA.

Section 1.5 Effect of Termination and Abandonment.

(a) Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Annex X, this Agreement (other than as set forth in this Section 1.5(a) of this Annex X and other than the provisions of Article IX (Miscellaneous)) shall become void and of no effect with no liability on the part of any Party (or of any of its directors, officers, employees, agents, legal and financial advisors or other Representatives); provided, however, that no such termination shall relieve any PSA or FCA, as the case may be, from paying the FCA Termination Payment or the PSA Termination Payment and shall be without prejudice to any and all remedies available at law (including, for the avoidance of doubt, any breach of this Agreement leading to such FCA Termination Payment or PSA Termination Payment, as applicable); provided, further, that in the event of termination, the Parties shall cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Entity in connection with the Transactions. The Parties agree that the provisions of article 6:92, paragraphs 1, 2 and 3 of the Dutch Civil Code shall, to the maximum extent possible, not apply. Each Party hereby waives any (potential) right it may have to request mitigation of such liability in any manner (in legal proceedings or otherwise).

(b) Termination Payment Payable by FCA.

(i) In the event that this Agreement is terminated by PSA pursuant to Section 1.4(a) of this Annex X (Change in FCA Recommendation), then FCA shall, within two (2) Business Days of such termination, pay or cause to be paid to PSA an amount equal to €500 million (exclusive of any applicable value-added tax) (the “FCA Termination Payment”) by wire transfer of same-day funds.

(ii) In the event that this Agreement is terminated by either FCA or PSA pursuant to Section 1.2(b)(i) of this Annex X (FCA Requisite Vote Not Obtained), then FCA shall, within two (2) Business Days of such termination, pay or cause to be paid to PSA €250 million (exclusive of any applicable value-added tax) by wire transfer of same-day funds.

(iii) In the event that this Agreement is terminated by PSA pursuant to Section 1.4(b) of this Annex X (FCA Shareholders’ Meeting Longstop Date), then FCA shall, within two (2) Business Days of such termination, pay or cause to be paid to PSA the FCA Termination Payment by wire transfer of same-day funds.

(iv) In the event that this Agreement is terminated by PSA pursuant to Section 1.3(c) of this Annex X (FCA Material Breach) as a result of a material breach of FCA’s obligations set forth in this Agreement, then FCA shall, within two (2) Business Days of such termination, pay or cause to be paid to PSA the FCA Termination Payment by wire transfer of same-day funds.

(c) Termination Payment Payable by PSA.

(i) In the event that this Agreement is terminated by FCA pursuant to Section 1.3(a) of this Annex X (Change in PSA Recommendation), then PSA shall, within two (2) Business Days of such termination, pay or cause to be paid to FCA an amount equal to €500 million (exclusive of any applicable value-added tax) (the “PSA Termination Payment”) by wire transfer of same-day funds.

(ii) In the event that this Agreement is terminated by either FCA or PSA pursuant to Section 1.2(b)(ii) of this Annex X (PSA Requisite Vote Not Obtained), then PSA shall, within two (2) Business Days of such termination, pay or cause to be paid to FCA €250 million (exclusive of any applicable value-added tax) by wire transfer of same-day funds.

(iii) In the event that this Agreement is terminated by FCA pursuant to Section 1.3(b) of this Annex X (PSA Shareholders’ Meeting Longstop Date), then PSA shall, within two (2) Business Days of such termination, pay or cause to be paid to FCA the PSA Termination Payment by wire transfer of same-day funds.

(iv) In the event that this Agreement is terminated by FCA pursuant to Section 1.3(c) of this Annex X (PSA Material Breach) as a result of a material breach of PSA’s obligations set forth in this Agreement, then PSA shall, within two (2) Business Days of such termination, pay or cause to be paid to FCA the PSA Termination Payment by wire transfer of same-day funds.

(d) Taxation of Payments. If a Party is liable to account for value-added tax in connection with any payment by the other Party under Section 1.5 of this Annex X, the other Party shall pay an amount equal to that value-added tax to the first Party in addition on receipt of a valid value-added tax invoice. If, at any time, any applicable Law requires a Party to this Agreement to make any deduction or withholding from any sums payable under Section 1.5 of this Annex X, the amount so due shall be increased to the extent necessary to ensure that, after the making of that deduction or withholding, the recipient of the payment receives, on the due date for the payment, a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made, provided that Section 1.5(d) of this Annex X shall not require an increased payment to be made to the extent that (i) the requirement to make such deduction or withholding would not have arisen but for the recipient of the payment only being entitled to the payment as a result of an assignment to it of rights under this Agreement and (ii) the recipient of the payment does not benefit from the provisions of an applicable tax treaty. To the extent permitted by applicable Laws, the Parties shall reasonably cooperate in mitigating any deduction or withholding required in respect of any payment under Section 1.5 of this Annex X, including by issuing any valid exemption certificate or other applicable valid documentation that should eliminate or reduce such deduction or withholding. If a Party is required in accordance with the foregoing to make an increased payment and the Party that is the recipient of the increased payment subsequently determines in good faith that it has effectively obtained and utilized a Tax credit corresponding to such increased payment, the Party that is the recipient of the increased payment shall pay an amount to the other Party, which it determines will leave it in the same after-Tax position it would have been in, had the payment of the increased amount not been required to be made.

SCHEDULE I

DEFINED TERMS

“2020 Ordinary Dividend” means the total amount of ordinary dividend (taking into account any advance payment of dividends if applicable) paid by a Party with respect to the fiscal year of such Party ending on December 31, 2019.

“2021 Ordinary Dividend” means the total amount of ordinary dividend (taking into account any advance payment of dividends if applicable) paid by a Party with respect to the fiscal year of such Party ending on December 31, 2020.

“ACPR” has the meaning set forth in Section 1.2(b)(i) of Annex V.

“Acquisition Proposal”, with respect to FCA or PSA, as applicable, means any offer or proposal for, or any indication of interest in, (i) any combination, sale, transfer, tender offer, share exchange, merger, consolidation, or similar transaction involving all or a substantial portion of the shares or assets of FCA, PSA or any of their respective material Subsidiaries, (ii) an acquisition or purchase by any third party of the voting securities of, or equity interest in, FCA, PSA or any of their respective material Subsidiaries or significant investees, and (iii) any other transaction that would reasonably be expected to prevent, impair or delay the consummation of the Combination or any of the other Transactions.

“Admission Prospectus” has the meaning set forth in Section 1.1(d) of Annex VI.

“AFM” has the meaning set forth in Section 1.1(d) of Annex VI.

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“AMF” has the meaning set forth in Section 1.1 of Annex III.

“Benefit Plan” means any benefit and compensation plan, contract, policy or arrangement covering current or former employees of a Party and its Subsidiaries and current or former directors or consultants of such Party and its Subsidiaries, whether or not in writing and whether or not funded, in each case, that is sponsored or maintained by, or required to be contributed to, or with respect to any potential liability is borne by such Party and its Subsidiaries. Benefit Plans include, but are not limited to, health, welfare, pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, other employee benefit plans or fringe benefit plans.

“Borsa Italiana” has the meaning set forth in Section 2.3(a) of this Agreement.

“BPI” has the meaning set forth in Section 2.2 of this Agreement.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in (i) Amsterdam, the Netherlands, (ii) Paris, France, (iii) London, England, (iv) New York, State of New York, and (v) Milan, Italy.

“Change in FCA Recommendation” has the meaning set forth in Section 1.1(f) of Annex VI.

“Change in FCA Recommendation Notice” has the meaning set forth in Section 1.1(e) of Annex VII.

“Change in PSA Recommendation” has the meaning set forth in Section 1.1(g) of Annex VI.

“Change in PSA Recommendation Notice” has the meaning set forth in Section 1.1(e) of Annex VII.

“Closing” has the meaning set forth in Section 2.3(a) of this Agreement.

“Closing Date” has the meaning set forth in Section 1.2 of Annex I.

“Collective Bargaining Agreement” means any collective bargaining agreement or other agreement with a labor union, works council or similar labor organization or other representative of any employees of a Party or such Party’s Subsidiaries.

“Comau Alternative Transaction” has the meaning set forth in Section 6.5(c) of this Agreement.

“Comau Spin-Off” has the meaning set forth in Section 6.5(c) of this Agreement.

“Combination” has the meaning set forth in the Recitals to this Agreement.

“Combined Group” means, collectively, following the consummation of the Combination, DutchCo and its Subsidiaries and Non-Consolidated Ventures.

“Competition Approvals” means, collectively, (i) approval or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, (ii) approval under the EUMR or the relevant national competition authorities in the European Union in the event of referral of all or any part of the Combination pursuant to Article 9 of the EUMR, and (iii) the merger control or competition law approvals in the following jurisdictions: the Federative Republic of Brazil, the Republic of Chile, the United States of Mexico, the People’s Republic of China, Japan, the Republic of India, the Republic of South Africa, People’s Democratic Republic of Algeria, Kingdom of Morocco, Israel, the Swiss Confederation, Ukraine, the Russian Federation, the Republic of Serbia, the Republic of Turkey, the United Kingdom (in the event that the UK Competition and Markets Authority considers that the approval of the Combination under the EUMR does not apply with respect to the United Kingdom), and, if prior to Closing the antitrust pre-merger approval in the Argentine Republic is mandatory so that the consummation of the Combination without the prior approval of the Argentine Antitrust Authority would breach the Argentina Antitrust Law, the Argentine Republic.

“Confidentiality Agreement” has the meaning set forth in Section 6.8(a) of this Agreement.

“Consents” has the meaning set forth in Section 1.1(a) of Annex V.

“Contract” means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation, written or oral, to which such Person or any of its Subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject, other than any Benefit Plan.

“Creditors” has the meaning set forth in Section 1.1(b) of Annex VI.

“Cross-Border Merger Terms” has the meaning set forth in Section 1.1(a) of Annex VI.

“D&O Insurance” has the meaning set forth in Section 1.2(c) of Annex VIII.

“Deed of Merger” has the meaning set forth in Section 1.3 of Annex I.

“Distributable Amount” has the meaning set forth in Section 6.5(d) of this Agreement.

“Dongfeng Motor” has the meaning set forth in Section 2.2 of this Agreement.

“Dutch Civil Law Notary” has the meaning set forth in Section 1.2 of Annex I.

“Dutch Law” has the meaning set forth in Section 1.1 of Annex I.

“Dutch Merger Regulations” means Sections 2:333b et seq. of the Dutch Civil Code.

“DutchCo” has the meaning set forth in the Recitals to this Agreement.

“DutchCo Articles of Association” has the meaning set forth in Section 2.1(a) of this Agreement.

“DutchCo Board” has the meaning set forth in Section 2.1(c) of this Agreement.

“DutchCo Equity Warrant” has the meaning set forth in Section 1.5(a) of Annex I.

“DutchCo RSU” has the meaning set forth in Section 1.5(b) of Annex I.

“DutchCo Share” has the meaning set forth in Section 1.1 of this Agreement and shall exclude, for the avoidance of doubt, any special voting shares issued by DutchCo.

“ECB Clearance” has the meaning set forth in Section 1.2(a) of Annex V.

“Effective Time” has the meaning set forth in Section 1.3 of Annex I.

“EMEA” means Europe, the Middle East and Africa.

“Environmental Claim” has the meaning set forth in Section 1.1(r) of Annex III.

“Environmental Laws” has the meaning set forth in Section 1.1(r) of Annex III.

“EPF/FFP” has the meaning set forth in Section 2.2 of this Agreement.

“EU Listing Applications” has the meaning set forth in Section 1.1(d) of Annex VI.

“EUMR” means Council Regulation (EC) 139/2004 of the European Union.

“Excess Shares” has the meaning set forth in Section 2.2 of this Agreement.

“Exchange Act” has the meaning set forth in Section 3.1(b) of this Agreement.

“Exchange Ratio” has the meaning set forth in Section 1.1 of this Agreement.

“Exor” has the meaning set forth in Section 1.1 of this Agreement.

“Faurecia” has the meaning set forth in Section 6.5(b) of this Agreement.

“Faurecia Distribution” has the meaning set forth in Section 6.5(b) of this Agreement.

“FCA” has the meaning set forth in the Preamble to this Agreement.

“FCA Board” means the Board of Directors of FCA.

“FCA Continuing Employees” has the meaning set forth in Section 1.1(a) of Annex VIII.

“FCA Dividend” has the meaning set forth in Section 6.5(a) of this Agreement.

“FCA Equity Awards” means, together, the FCA RSUs and FCA PSUs.

“FCA Group” means FCA and its Subsidiaries and its Non-Consolidated Ventures, taken as a whole.

“FCA PSU” means each FCA performance share unit under the FCA Share Plan.

“FCA Recommendation” means the recommendation of the FCA Board that the FCA shareholders approve the Cross-Border Merger Terms and the transactions contemplated thereby and by this Agreement.

“FCA Reports” has the meaning set forth in Section 1.1 of Annex III.

“FCA Requisite Vote” means the approval of (A) the Cross-Border Merger Terms and the Combination by the affirmative vote of the holders of (i) a majority of the votes cast at the FCA Shareholders’ Meeting (provided that one half or more of the issued share capital of FCA is represented at the FCA Shareholders’ Meeting) or (ii) if less than one half of the issued share capital of FCA is represented at the FCA Shareholders’ Meeting, at least two-thirds of the votes cast at the FCA Shareholders’ Meeting, (B) any amendment of the Organizational Documents of FCA by the holders of FCA Shares required to implement the Transactions, including the approval of any changes and amendments to the articles of association of FCA contemplated by this Agreement, (C) any decision by the holders of FCA Shares required to appoint the members of the DutchCo Board whose appointment is contemplated by this Agreement and (D) any other actions required by applicable Law or the Organizational Documents of FCA to implement the Transactions.

“FCA RSU” means each outstanding FCA restricted share unit under the FCA Share Plan.

“FCA Share” has the meaning set forth in Section 1.1 of this Agreement.

“FCA Share Plan” has the meaning set forth in Section 1.1(c)(i) of Annex III.

“FCA Shareholder Circular” has the meaning set forth in Section 1.1(d) of Annex VI.

“FCA Shareholders’ Meeting” has the meaning set forth in Section 1.1(f) of Annex VI.

“FCA Special Voting Shares” has the meaning set forth in Section 1.1(c)(i) of Annex III.

“FCA Termination Payment” has the meaning set forth in Section 1.5(b)(i) of Annex X.

“French Law” has the meaning set forth in Section 1.1 of Annex I.

“French Merger Regulations” means Articles L. 236-25 et seq. of the French Commercial Code.

“Governance Effective Time” has the meaning set forth in the Section 2.1 of this Agreement.

“Governmental Entity” means any governmental or regulatory authority, agency, commission or body, any court, or any other governmental or regulatory entity, whether French, Dutch, Italian, U.S., European, national or supra-national, state or local, including Regulatory Authorities.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as well as adopted by the European Union.

“Indemnified Parties” has the meaning set forth in Section 1.2(a) of Annex VIII.

“Independent Director” has the meaning set forth in Section 3.1(b) of this Agreement.

“Intended French Tax Treatment” means, collectively, (a) the favorable corporate income tax merger regime provided for by Article 210 A of the French Tax Code, (b) the transfer tax regime applying to mergers pursuant to Article 816 of the French Tax Code, (c) the roll-over regime provided for by Articles 38-7 bis and 150-0 B of the French Tax Code, (d) the regime provided for by Article 115-1 and 121 of the French Tax Code, (e) the VAT regime provided for by Article 257 bis of the French Tax Code or similar VAT regime in any relevant country, (f) the exemption from financial transaction tax as set forth by Article 235 ter ZD II 5° of the French Tax Code, (g) the benefit of article 223 L-6-c and 223-I-5 of the French Tax Code and (h) the transfer of the French Tax losses carried forward of the existing PSA French Tax consolidated group pursuant to Article 223 I-6 and 1649 nonies of the French Tax Code.

“Intended Tax Treatments” means the Intended French Tax Treatment and the Intended U.S. Tax Treatment.

“Intended U.S. Tax Treatment” means that DutchCo is not treated as a domestic corporation or a “surrogate foreign corporation”, as such term is defined in Section 7874(a)(2)(B) of the IR Code, for U.S. federal income Tax purposes as a result of the Transactions.

“IR Code” has the meaning set forth in Section 1.1(q)(i) of Annex III.

“Law” (and, collectively, “Laws”) means any supra-national, national, federal, state or local law, constitution, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, writ, franchise, variance, exemption, approval, license or permit in force in the Netherlands, France, Italy, the U.S. or elsewhere, together with applicable treaty or directive.

“Letter Agreement” has the meaning set forth in Section 6.3 of this Agreement.

“Longstop Date” has the meaning set forth in Section 1.2(a) of Annex X.

“Material Adverse Effect” on FCA or PSA, as applicable, means any facts, circumstances, changes, events or developments (including any material worsenings of any existing fact, circumstance or event) that, individually or in the aggregate, materially adversely affect (or is reasonably likely to materially adversely affect) the business, financial condition or results of operations, taken as a whole, of the FCA Group or the PSA Group (or in each case the Combined

Group), respectively; provided that the following, alone or in combination, shall not in and of itself or themselves constitute a Material Adverse Effect:

(A) any change or development in general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in any jurisdiction;

(B) any change or development affecting the global automotive industry generally;

(C) any change or development to the extent resulting from any failure of the FCA Group, the PSA Group or the Combined Group, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect);

(D) any change in the market price, credit rating (with respect to such Party or its securities) or trading volume of such Party’s securities (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect);

(E) any change in applicable Law, regulation or IFRS (or any authoritative interpretation thereof) of general applicability;

(F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared) or terrorism, or any escalation or worsening of any such acts of war or terrorism threatened or underway as of the date of this Agreement; or

(G) any hurricane, tornado, flood, earthquake or other weather or natural disaster;

provided, further, that, with respect to clauses (A), (B), (E), (F) and (G), such change or development shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur to the extent (and only to the extent) it disproportionately affects the FCA Group or the PSA Group (or in each case the Combined Group), respectively.

“Merger Consideration” has the meaning set forth in Section 1.4(a)(i) of Annex I.

“Merger Terms Publication” has the meaning set forth in Section 1.1(b) of Annex VI.

“Non-Consolidated Ventures” means, as to FCA or PSA, the entities that are accounted for in the consolidated financial statement of the relevant Party by the equity method or as joint operations and recognized in proportion to the share of assets, liabilities, revenue and expenses controlled by the relevant Party.

“North America” means the United States, Canada and Mexico.

“NYSE” has the meaning set forth in Section 2.3(a) of this Agreement.

“NYSE Listing Application” has the meaning set forth in Section 1.1(d) of Annex VI.

“Ordinary Course” has the meaning set forth in Section 6.1(a)(i) of this Agreement.

“Organizational Documents” has the meaning set forth in Section 1.1(d) of Annex III.

“Party” or “Parties” has the meaning set forth in the Preamble to this Agreement.

“Permits” means, collectively, the permits, registrations, licenses, filings, notices, reports, franchises, variances, classifications, qualifications, exemptions, orders and other authorizations, consents and approvals.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or Self-Regulatory Organization or other entity of any kind or nature.

“Personal Information” means any information that identifies or could reasonably be used to identify an individual and any other personal information that is subject to any applicable Law or privacy policies and includes “personal data” as defined in Article 4(1) of Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016.

“Pre-Combination Certificates” means (i) a “pre-merger” certificate (such certificate being the attestation de conformité pursuant to Articles L. 236-29 and R. 236-17 of the French Code de Commerce) from the Clerk of the Commercial Court of Nanterre (greffe du Tribunal de Commerce de Nanterre) attesting to the proper completion of the pre-Combination acts and formalities under French Law and (ii) a “pre-merger” certificate, to the extent required, from the Dutch Civil Law Notary attesting to the proper completion of the pre-Combination acts and formalities under Dutch Law.

“Product” has the meaning set forth in Section 1.1(p) of Annex III.

“PSA” has the meaning set forth in the Preamble to this Agreement.

“PSA Board” means the Supervisory Board of PSA.

“PSA Continuing Employees” has the meaning set forth in Section 1.1(a) of Annex VIII.

“PSA Depositary” has the meaning set forth in Section 1.4(a)(ii) of Annex I.

“PSA Equity Awards” has the meaning set forth in Section 1.5(c)(i) of Annex I.

“PSA Equity Warrants” has the meaning set forth in Section 1.5(a) of Annex I.

“PSA Granted Shares” has the meaning set forth in Section 1.5(b) of Annex I.

“PSA Group” means PSA and its Subsidiaries and its Non-Consolidated Ventures, taken as a whole.

“PSA Information Document” has the meaning set forth in Section 1.1(d) of Annex VI.

“PSA Performance Share” has the meaning set forth in Section 1.5(b) of Annex I.

“PSA Recommendation” means the recommendation of the PSA Board that the PSA shareholders approve the Cross-Border Merger Terms and the transactions contemplated thereby and by this Agreement.

“PSA Reports” has the meaning set forth in Section 1.1 of Annex III.

“PSA Requisite Vote” means the approval of (A) the Cross-Border Merger Terms and the Combination by the affirmative vote of the holders of two-thirds of the voting rights attached to the PSA Shares present or represented at a meeting of the shareholders of PSA at which at least twenty-five percent of the PSA Shares are present or represented upon first convening, or one-fifth of the PSA Shares are present or represented upon second convening and (B) any other actions required by applicable Law and the Organizational Documents of PSA to be approved by the holders of PSA Shares to implement the Transactions.

“PSA Share” has the meaning set forth in Section 1.1 of this Agreement.

“PSA Share Plans” means (i) the PSA Performance Share Plan of June 2, 2016, (ii) the PSA Performance Share Plan of April 10, 2017, (iii) the PSA Performance Share Plan of April 9, 2018, (iv) the PSA Performance Share Plan of May 20, 2019 and (v) any similar performance share plan implemented prior to the Closing in accordance with this Agreement.

“PSA Shareholders’ Meeting” has the meaning set forth in Section 1.1(g) of Annex VI.

“PSA Termination Payment” has the meaning set forth in Section 1.5(c)(i) of Annex X.

“Reference Affiliate” means the affiliates of any party to a Letter Agreement to which such party has transferred FCA shares or PSA shares (after the date hereof and prior to the Closing) or DutchCo Shares (following the Closing) or which have acquired FCA Shares, PSA Shares or DutchCo Shares after the date hereof, in each case in accordance with the terms of the applicable Letter Agreement.

“Registration Statement” has the meaning set forth in Section 1.1(d) of Annex VI.

“Regulatory Authority” means any and all relevant Dutch, French, Italian, U.S., European Union and other regulatory agencies or authorities, in each case only to the extent that such agency or authority has authority and jurisdiction in the particular context.

“Representatives” has the meaning set forth in Section 1.3 of Annex V.

“Retroactive Effective Date” has the meaning set forth in Section 1.1 of Annex I.

“Sanctions” has the meaning set forth in Section 1.1(n) of Annex III.

“SEC” has the meaning set forth in Section 1.1 of Annex III.

“Securities Act” has the meaning set forth in Section 1.1(d) of Annex VI.

“Securities Filings” has the meaning set forth in Section 1.1(d) of Annex VI.

“Self-Regulatory Organization” means any Dutch, French, Italian, U.S. or other jurisdiction’s commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, electronic communication networks, insurance companies or agents, investment companies or investment advisers, including the NYSE, Euronext Paris and the Borsa Italiana.

“Subsidiary” means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries (including a subsidiary (dochtermaatschappij) within the meaning of Section 2:24a of the Dutch Civil Code).

“Substantial Detriment” means, individually or in the aggregate, a material adverse impact (or is reasonably likely to have a material adverse impact) on the value of the Combined Group after the Closing (taking into account the Parties’ contemplated plans for combining the businesses of PSA and FCA after the Closing and the value reasonably expected to be realized in connection with the Combination) or the imposition (or the reasonably likely imposition) of criminal penalties or sanctions.

“Superior Proposal” means, with respect to FCA or PSA, as applicable, a bona fide written Acquisition Proposal that did not result from a breach of Section 1.1(a) of Annex VII (Acquisition Proposals) for or in respect of two-thirds or more of the outstanding issued share capital of FCA or PSA, as applicable, or all or substantially all of the assets of FCA and its Subsidiaries, on a consolidated basis, or PSA and its Subsidiaries, on a consolidated basis, as applicable, in each case on terms that the FCA Board or the PSA Board, as applicable, determines in good faith, taking into account, among other things, (i) all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and this Agreement reasonably deemed relevant by the FCA Board or the PSA Board, as applicable (including conditions to, expected timing and risks of consummation of, and the ability of the Party making such proposal to obtain financing for such Acquisition Proposal, if applicable), (ii) in the case of FCA, all other factors that the FCA Board is permitted to consider pursuant to Dutch Law, (iii) in the case of PSA, the corporate interest (intérêt social) of PSA and all other factors that the PSA Board is permitted to consider pursuant to French Law, and (iv) any improved terms that the other Party may have offered pursuant to Section 1.1 of Annex VII (Acquisition Proposals), are substantially more favorable to FCA and PSA and their respective shareholders and other stakeholders, as the case may be, than the Transactions (after taking into account any such improved terms), if applicable; provided that the PSA Board and FCA Board, as applicable, may not, given the substantial strategic benefits of the Transactions, so determine an Acquisition Proposal to be substantially more favorable unless it constitutes at least a 10% premium to the value reasonably expected to be realized by such Party’s shareholders through the Transactions.

“Tax” (including the plural form “Taxes” and, with correlative meaning, the terms “Taxable” and “Taxation”) means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Transaction Agreements” has the meaning set forth in Section 1.1(b) of Annex III.

“Transaction Litigation” has the meaning set forth in Section 6.12 of this Agreement.

“Transactions” has the meaning set forth in the Recitals to this Agreement.

“Works Councils” has the meaning set forth in the Recitals to this Agreement.